Form 20-F
period 1999-12-31
PANAMERICAN BEVERAGES INC
filed 2000-05-15
CIK 911360

SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                          ---------------------------

                                   FORM 20-F
               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  for the fiscal year ended December 31, 1999
                        Commission file number 1-12290
                          ---------------------------

                          PANAMERICAN BEVERAGES, INC.
            (Exact name of Registrant as specified in its charter)

                              Republic of Panama
                (Jurisdiction of incorporation or organization)
                          ---------------------------

                              c/o Panamco, L.L.C.
                               701 Waterford Way
                                   Suite 800
                             Miami, Florida 33126
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                        Name of each exchange
          Title of each class                            on which registered
          -------------------                            -------------------

Class A Common Stock, $.01 par value per share         New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                     None
                              __________________
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                     None
                              __________________
                               (Title of Class)

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

    Class A Common Stock: 120,381,600

    Class B Common Stock: 8,971,555

    Series C Preferred Stock: 2

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

             Yes    X           No
                  -----              -----

    Indicate by check mark which financial statement item the Registrant has elected to follow.

             Item 17            Item 18      X
                    -----                 -----

                               TABLE OF CONTENTS

                                                                          Page

Item 1   Description of Business.....................................        1
Item 2   Description of Property.....................................       26
Item 3   Legal Proceedings...........................................       26
Item 4   Control of Registrant.......................................       28
Item 5   Nature of Trading Market....................................       30
Item 6   Exchange Controls and Other Limitations Affecting Security
             Holders.................................................       31
Item 7   Taxation....................................................       33
Item 8   Selected Financial Data.....................................       38
Item 9   Management's Discussion and Analysis of Financial Condition and
            Results of Operations....................................       40
Item 9A  Quantitative and Qualitative Disclosures About Market Risk..       65
Item 10  Directors and Officers of Registrant........................       67
Item 11  Compensation of Directors and Officers......................       71
Item 12  Options to Purchase Securities from Registrant or Subsidiaries..   73
Item 13  Interest of Management in Certain Transactions..................   73
Item 15  Defaults upon Senior Securities.................................   73
Item 16  Changes in Securities and Changes in Security for Registered
             Securities.......................................              73
Item 17  Financial Statements.............................................  74
Item 18  Financial Statements.............................................  74
Item 19  Financial Statements and Exhibits................................  74

ITEM 1.  DESCRIPTION OF BUSINESS

Overview

     Panamerican Beverages, Inc. ("Panamco" or the "Company") is the largest soft drink bottler in Latin America and one of the world's three largest bottlers of the soft drink products of The Coca-Cola Company ("The Coca-Cola Company" or "Coca-Cola"). In 1999, our sales accounted for approximately 6% of the worldwide unit case volume of soft drink sales of The Coca-Cola Company, or the equivalent of one bottle in every case. Our 1999 sales represented approximately 22% of the Latin American unit case volume of The Coca-Cola Company's soft drink products. Sales of products of The Coca-Cola Company accounted for more than 88% of our net sales in 1999.

     We have a more than 50-year bottling relationship with The Coca-Cola Company. On November 1, 1995, The Coca-Cola Company designated Panamco an "anchor bottler", making us one of their strategic partners in The Coca-Cola Company's worldwide bottling system. The Coca-Cola Company has been a stockholder of our company since 1993 and today beneficially owns approximately 24% of our common stock. The Coca-Cola Company has three representatives on our Board of Directors.

     We operate in diverse markets in Latin America. We operate in:

     o    Mexico
          a substantial part of central Mexico (excluding Mexico City),

     o    Brazil
          greater Sao Paulo, Campinas, Santos and part of Mato Grosso do Sul in Brazil,

     o    Colombia
          most of the Country,

     o    Costa Rica
          all of the Country,

     o    Venezuela
          all of the Country,

     o    Nicaragua
          all of the Country, and

     o    Guatemala
          Guatemala City and surrounding areas.

     These territories have an aggregate population of approximately 122 million people, or about 24% of the total population of Latin America. Within these territories, we have the exclusive right to produce and distribute substantially all of The Coca-Cola Company's soft drink products. We also produce and distribute a variety of flavored soft drinks and bottled water products under licensed and proprietary trademarks in select territories, including Canada Dry products in Costa Rica and Schweppes products in Venezuela. We distribute Kaiser and Heineken beers in our franchise territories in Brazil. We also have the right to distribute Regional beer throughout most of Venezuela, which we began distributing in the northeast of Venezuela in early 1999.

     Our business began in 1941, when Albert H. Staton, Sr., and a group of investors acquired a core of the franchised bottling operations of The
Coca-Cola Company in Mexico. We were incorporated in Panama in 1945 as successor to a Mexican company through which the business was initially conducted. By expanding into other Latin American markets, we have been able to diversify, in part, our business risk. In 1944 and 1945, we expanded our operations to Colombia and Brazil, respectively. In 1950, we acquired The Coca-Cola Company's bottling franchise for the Sao Paulo territory. Since then, our operating units have acquired additional bottling franchises within their respective countries. We entered the Costa Rican market in 1995, both the Venezuelan market and the Nicaraguan market in 1997 and the Guatemalan market in 1998.

     At the end of the first quarter of 2000, we moved our principal executive offices from Mexico City to Miami, Florida.

Corporate Structure

Holding Company Structure

     We are a holding company and conduct our operations through tiers of subsidiaries. The following chart shows our corporate structure and ownership interest in our country level holding companies and describes their interests in their bottling subsidiaries as of December 31, 1999:

[GRAPHIC OMITTED]


     As a holding company, our ability to pay operating expenses, any debt service obligations and dividends primarily depends upon receipt of sufficient funds from our majority-owned subsidiaries, which are in turn dependent upon receipt of funds from their majority-owned subsidiaries. See "Item 6.--Exchange Controls and Other Limitations Affecting Security Holders" for a discussion of limitations imposed by exchange control laws on the payment of dividends. At present, Mexico (since the beginning of 1999) and Costa Rica impose withholding taxes of approximately 7.6% and 15%, respectively, on dividends paid to us by domestic subsidiaries. In addition, Brazil imposes a basic withholding tax of 15% on dividends paid to us by domestic subsidiaries that are derived from earnings generated prior to January 1, 1996. The payment of dividends by our subsidiaries is also subject in certain instances to statutory restrictions or restrictive covenants in debt instruments and is contingent upon the earnings and cash flow of, and permitted borrowings by, such subsidiaries. In addition, the minority shareholders in less than wholly owned subsidiaries receive a pro rata portion of all dividends paid by those subsidiaries.

Subsidiary Operations

     Mexico

     We own approximately 98% of the capital stock of Panamco Mexico, S.A. de C.V. ("Panamco Mexico"), a Mexican corporation that in turn owns interests ranging from 86% to 99% in five bottling subsidiaries that own and operate eight soft drink bottling plants and two water bottling plants in Mexico. Panamco Mexico also owns majority and minority interests in companies that produce materials and equipment used in the production and distribution of soft drinks. Panamco Mexico and its consolidated subsidiaries are collectively referred to herein as "Panamco Mexico".

     Brazil

     We indirectly own approximately 98% of the capital stock of Refrescos do Brasil S.A. ("Panamco Brasil"), a Brazilian holding company that through subsidiaries owns a bottling subsidiary that, in turn, owns and operates two bottling plants in Brazil, including our state-of-the-art facility in Jundiai and owns an 11.6% interest in the Kaiser beer brewery. In order to compete more aggressively with Antarctica and Brahma, in 1983. The Coca-Cola Company, together with Panamco Brasil, other Brazilian bottlers of products of The Coca-Cola Company and the Heineken Beer Company, established Cervejarias Kaiser, S.A. ("Kaiser"). Between 1995 and 1998 Panamco Brasil increased its interest in Kaiser to 11.6% in connection with its acquisition of all of the capital stock of Refrigerantes de Santos, S.A. ("Santos") and the shares of Kaiser owned by Santos. Panamco Brasil also has facilities that produce equipment used in the distribution of soft drinks. In September 1998, we acquired all the capital stock of the Brazilian bottler, Refrigerantes do Oeste S.A. ("R.O.S.A."). R.O.S.A. produces, distributes and sells The Coca-Cola Company's products in the western central part of Brazil in the state of Matto Grosso do Sul. Panamco Brasil and its consolidated subsidiaries are collectively referred to herein as "Panamco Brasil".

     Colombia

     We own approximately 97% of the capital stock of Panamco Colombia, S.A. ("Panamco Colombia"), a Colombian corporation that owns interests ranging from 65% to 100% in subsidiaries that own and operate an aggregate of 18 bottling plants and own majority and minority interests in corporations that produce materials and equipment used in the production and distribution of soft drinks such as Friomix del Cauca, a cooler building company. Panamco Colombia and its consolidated subsidiaries are collectively referred to herein as "Panamco Colombia".

     Venezuela

     In May 1997, we acquired all the capital stock of Embotelladora Coca-Cola y Hit de Venezuela S.A. ("Panamco Venezuela") (the "Venezuela Acquisition"). Panamco Venezuela, through its subsidiaries (the "Venezuelan Bottlers"), produces, distributes and sells products of The Coca-Cola Company and other soft drink products throughout Venezuela. Panamco Venezuela owns and operates 13 bottling plants. We also acquired the right to distribute Regional beer throughout Venezuela, which we began distributing in the northeast of Venezuela in 1999. Panamco Venezuela and the Venezuelan Bottlers are collectively referred to herein as "Panamco Venezuela".

     Central America

     Costa Rica. We own all the capital stock of Embotelladora Panamco Costa Rica, S.A. ("Panamco Costa Rica"). Panamco Costa Rica produces, distributes and sells The Coca-Cola Company's products and distributes and sells Canada Dry products in Costa Rica. Panamco Costa Rica owns and operates one bottling plant. Panamco Costa Rica also owns a plastics business. We acquired these operations in 1995 and 1996.

     Nicaragua. In August 1997, we acquired all the capital stock of Embotelladora Milca, S.A. ("Panamco Nicaragua"). Panamco Nicaragua produces, distributes and sells The Coca-Cola Company's products, and other soft drink products, throughout Nicaragua.

     Guatemala. In March 1998, we acquired all the capital of Embotelladora Central, S.A. ("Panamco Guatemala"). Panamco Guatemala produces, distributes and sells The Coca-Cola Company's products, and other soft drink products in Guatemala City and surrounding areas.

     Panamco  Costa  Rica,   Panamco   Nicaragua  and  Panamco  Guatemala  are
collectively referred to as "Panamco Central America".

Our Franchise Territories

     We have exclusive rights under our bottling agreements with The Coca-Cola Company to bottle and distribute soft drinks and water in all of the territories in which we operate. We market all our other soft drink, bottled water, beer products and other beverages only within our franchise territories.

     The countries where we operate and our franchise territories are shown below:

[GRAPHIC OMITTED]


Mexico

     Our Mexican territories consist of the states of Guanajuato, Puebla, Tlaxcala, Michoacan and most of Veracruz, an area which has an aggregate population of more than 18 million people, or about 19% of the total population of the country.

Brazil

     Our Brazilian territories, with a population of approximately 26 million people or about 16% of the total population of the country, consist of greater Sao Paulo, the third largest metropolitan area in the world, the contiguous area of greater Campinas, the adjacent coastal areas of Santos, and Mato Grosso do Sul.

Colombia

     Our Colombian territory covers approximately 92% of the population of that country with a population of approximately 40 million people, and includes all major cities.

Venezuela

     We are the only company with the right to distribute The Coca-Cola Company's products in Venezuela, which has a population of about 23 million people.

Central America

     We are the only company that has the right to distribute The Coca-Cola Company's products in Costa Rica, with a population of approximately 3.8 million people, and in Nicaragua with a population of approximately 4.6 million people. Our Guatemalan territory which has a population of about 5.4 million people covers 47% of the population of that country, which includes Guatemala City.

Beverages and Packaging

Our Products

     We produce or distribute colas, flavored soft drinks, non carbonated flavored drinks, bottled drinking water and beer. We produce and distribute Coca-Cola products and our own proprietary brands. In 1999, 88.3% of the products we produced were products of The Coca-Cola Company.

     We distribute two types of bottled water products: purified water and mineral water. Purified water is prepared in a similar manner to the water utilized in the soft drink manufacturing process. Mineral water is obtained from springs and wells. We distribute mineral water under our own proprietary trademarks Risco in Mexico, Manantial in Colombia, Crystal in Brazil and Shangri-la in Guatemala, and we distribute purified water under the trademarks Risco in Mexico, Club K, Santa Clara and Soda Clausen in Colombia, Nevada in Venezuela, Alpina in Costa Rica and Milca Soda in Nicaragua.

     In Brazil we distribute both Kaiser and Heineken beers. In connection with the acquisition of Panamco Venezuela, we purchased the right to distribute beer throughout Venezuela under the Regional trademark. In the second quarter of 1999 we began distributing Regional in the northeast of Venezuela.

     Proprietary Trademarks. We produce and distribute flavored soft drinks under our own proprietary trademarks, including "Club K", "Club Soda" and "Premio" in Colombia and "Super 12" in Costa Rica. We produce and distribute bottled waters under our own proprietary trademarks including "Risco" in Mexico, "Crystal" in Brazil, "Manantial", "Premio", "Soda Clausen" and "Santa Clara" in Colombia, "Alpina" in Costa Rica and "Shangri-la" in Guatemala.

     The beverage products we produce or distribute and that account for nearly all of our sales in the period ending December 31, 1999 are listed below:


Panamco Mexico    Panamco Brasil     Panamco Colombia   Panamco Venezuela       Panamco           Panamco          Panamco
                                                                               Costa Rica        Nicaragua        Guatemala
Coca-Cola Soft    Coca-Cola Soft      Coca-Cola Soft     Coca-Cola Soft       Coca-Cola Soft    Coca-Cola Soft    Coca-Cola Soft
Drink Products:   Drink Products:     Drink Products:    Drink Products:      Drink Products:   Drink Products:   Drink Products:

Coca-Cola         Coca-Cola           Coca-Cola          Coca-Cola            Coca-Cola         Coca-Cola         Coca-Cola
Coca-Cola Light   Coca-Cola Light     Coca-Cola Light    Coca-Cola Light      Coca-Cola Light   Coca-Cola Light   Coca-Cola Light
Sprite            Sprite              Sprite             Hit Naranja          Sprite            Sprite            Fanta
Sprite Light      Diet Sprite         Fanta              Hit Pina             Fanta             Fanta             Sprite
Fanta             Fanta               Quatro             Hit Uva              Fresca            Fresca            Lift
Fresca            Diet Fanta          Lift               Hit Manzana                           Diet Sprite
Lift              Simba                                  Frescolita           Other Soft Drinks:                  Bottled Water:
Delaware Punch    Tai                 Other Soft Drinks: Chinotto             Canada Dry        Bottled Water:    Shangri-la*
                  Diet Tai            Roman**            Chinotto Light          Ginger Ale**   Milca Soda**
Bottled Water:    Kuat                Premio*                                 Super 12*         Kinley Soda       Other Products:
Risco*            Kinley Tonic Water  Club Soda*         Other Soft Drinks:                                       Hi-C
                  Kinley Club Soda                       Soda Schweppes**     Bottled Water:    Other Products:
Other Products:   Fanta Uva           Bottled Water:     Aguakina Schweppes** Canada Dry        Hi-C
Keloco*                               Manantial*                               Club Soda**
                  Bottled Water:      Club K*            Bottled Water:       Canada Dry
                  Crystal*            Soda Clausen*      Nevada                 Quinada**
                                      Santa Clara*                            Alpina*
                  Beer:                                  Other Products:
                  Kaiser**                               Malta Regional**     Other Products:
                  Kaiser Light**                         Nestea**             Powerade
                  Kaiser Bock**
                  Kaiser Gold**                          Beer:
                  Kaiser Summer Draft**                  Regional**
                  Heineken**

[FN]
-----------------------
Unless otherwise indicated, products are proprietary to The Coca-Cola Company.

* Proprietary to Panamco
** Products licensed from third parties


The following chart shows the allocation of our net sales during 1999 among the products described above:

[GRAPHIC OMITTED]

     The estimated company annual per capita consumption for 1997, 1998 and 1999 for our soft drinks in each of our franchise territories is as follows:

                     Panamco  Panamco   Panamco    Panamco     Panamco     Panamco     Panamco
                     Mexico    Brasil  Colombia   Venezuela  Costa Rica   Nicaragua   Guatemala
1997..............    305.7    216.9     117.4      216.5       174.3        95.6        65.5
1998..............    340.4    213.5     113.0      202.3       186.6       112.1        79.2
1999..............    349.1    214.3      91.4      153.6       180.8       112.0        87.0

[FN]
----------
Source: We have compiled the share of sales information contained herein based upon several sources. To determine the portion of a given market represented by our sales, we utilize, in certain instances, data supplied by A.C. Nielsen, The Coca-Cola Company and other third-party sources. In certain territories, we also periodically conduct our own surveys by sampling retail customers' weekly purchases and inventory levels. The methodologies of different surveys are not identical and referenced competitors' franchise areas do not exactly correspond to ours. Although management believes the information obtained in this fashion is reliable, we make no representation or warranty, express or implied, as to the accuracy or completeness of the industry sales share data and volume data, or per capita consumption data contained herein.

     The following table shows our net sales in thousands of dollars and by percentage of total net sales by territory and product for the periods indicated:

                                                1997                      1998                      1999
                                               ------                    ------                    -----

                                         Total     Percentage     Total      Percentage     Total        Percentage
                                          Net       of Total       Net        of Total       Net          of Total
                                       Sales (1)    Net Sales    Sales (1)    Net Sales    Sales (1)      Net Sales
                                      -----------  -----------  ----------   -----------  -----------    ----------
Panamco Mexico
 Total products of The Coca-Cola
    Company .......................   $  511,438       20.4%   $  586,964        21.2%      $721,269         29.8%
 Total other soft drinks...........        3,029        0.1         4,306         0.1          7,482          0.3%
 Total bottled water...............       32,305        1.3        47,211         1.7         68,350          2.8%
                                      ----------      -----      --------       -----       --------        ------
    Total Panamco Mexico...........      546,772       21.8       638,481        23.0        797,101         32.9%

Panamco Brasil(2)
   Total products of The Coca-Cola
      Company .....................      644,891       25.7       653,738        23.6        389,446         16.1%
   Total bottled water.............       14,795        0.6        19,050         0.7         14,715          0.6%
   Total beer......................      309,408       12.3       225,163         8.1         96,519          4.0%
                                      ----------      -----      --------       -----       --------        ------
      Total Panamco Brasil.........      969,094       38.6       897,951        32.4        500,680         20.7%

Panamco Colombia
   Total products of The Coca-Cola
      Company .....................      460,899       18.4       422,075        15.2         337,333        13.9%
   Total other soft drinks.........       33,717        1.3        31,763         1.1          26,224         1.1%
   Total bottled water.............       43,371        1.7        41,974         1.5          33,457         1.4%
                                      ----------      -----      --------       -----       ---------       ------
      Total Panamco Colombia.......      537,987       21.4       495,812        17.8         397,014        16.4%

Panamco Venezuela(3)
   Total products of The Coca-Cola
      Company......................      338,781       13.5       536,322        19.3         493,671        20.4%
   Total other soft drinks.........       10,738        0.4        14,355         0.5          16,054         0.7%
   Total beer......................           --         --            --          --           2,570         0.1%
                                      ----------      -----      --------       -----       ---------       ------
      Total Panamco Venezuela......      349,519       13.9       550,677        19.8         512,295        21.2%

Panamco Central America(4)
   Total products of The Coca-Cola
      Company .....................       92,943        3.7       173,672         6.3        193,104          8.0%
   Total other soft drinks.........        9,314        0.4        10,183         0.4         10,573          0.5%
   Total bottled water.............        4,581        0.2         6,500         0.2          8,399          0.3%
                                      ----------      -----      --------       -----      ---------        ------
      Total Panamco
        Central America............      106,838        4.3       190,355         6.9        212,076          8.8%


Total consolidated net sales.......   $2,510,210      100.0%   $2,773,276       100.0%    $2,419,166        100.0%
                                      ==========      =====    ==========       =====     ==========        ======


[FN]
---------

(1) Net sales are reflected in U.S. dollars translated at the average official rates of exchange during the periods shown.
(2)  Data for 1998 includes four months of operations of R.O.S.A.
(3)  Data for 1997 includes eight months of operations of Panamco Venezuela.
(4) Data for 1997 includes only net sales of Panamco Costa Rica and five months of operations of Panamco Nicaragua. Data for 1998 includes net sales of Panamco Costa Rica and Panamco Nicaragua and nine months of operations of Panamco Guatemala.

Packaging

     A majority of our sales are made in returnable glass or plastic bottles. Recently, we have increased the distribution of nonreturnable presentations, particularly in Mexico and Brazil. In 1999, 51.9% of our products were packaged in non-returnable presentations compared to 44.6% in 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". Our beverages are available in returnable presentations in different package types including returnable PET bottles and glass bottles. Our nonreturnable presentations include cans, non-returnable glass and plastic bottles and plastic bags.

Soft Drink Sales Share

     Soft drink sales represented 88.1% of our total 1999 sales. Soft drink products are classified as either colas or other flavored soft drinks. Of our total soft drink sales in 1999, the cola segment represented approximately 69.1% of our total soft drink sales.

     We are a market leader in all our franchise territories in the cola segment. We also hold a strong share of sales in soft drinks, as shown below:

                                       Estimated Sales Share

                         Panamco  Panamco   Panamco  Panamco   Panamco     Panamco    Panamco
                          Mexico   Brasil  Colombia  Venezuela Costa Rica Nicaragua  Guatemala
Colas
   1997................   82.6%    91.2%     86.7%    77.1%    91.9%       80.1%      --
   1998................   88.5%    90.7%     85.5%    65.4%    90.7%       82.3%      48.4%
   1999................   89.5%    89.4%     90.5%    67.8%    94.5%       84.3%      49.1%
Flavored Soft Drinks
   1997................   47.9%    31.2%     34.4%    89.2%    87.9%       65.2%      --
   1998................   52.5%    27.9%     33.6%    84.2%    83.7%       76.8%      21.3%
   1999................   57.4%    36.0%     40.0%    74.2%    91.2%       84.3%      26.5%
Total Soft Drinks
   1997................   72.6%    56.5%     62.3%    82.1%    90.4%       75.4%      --
   1998................   78.0%    54.3%     61.2%    73.0%    87.9%       80.8%      40.9%
   1999................   80.2%    57.4%     66.7%    70.3%    93.3%       84.3%      43.1%

[FN]
----------
Source: We have compiled the share of sales information contained herein based upon several sources. To determine the portion of a given market represented by our sales, we utilize, in certain instances, data supplied by A.C. Nielsen, The Coca-Cola Company and other third-party sources. In certain territories, we also periodically conduct our own surveys by sampling retail customers' weekly purchases and inventory levels. The methodologies of different surveys are not identical and referenced competitors' franchise areas do not exactly correspond to ours. Although management believes the information obtained in this fashion is reliable, we make no representation or warranty, express or implied, as to the accuracy or completeness of the industry sales share data and volume data, or per capita consumption data contained herein.

     Data for each year are an average of measurements taken each month in Mexico and every two months in all other countries.

Sales, Distribution and Marketing

Sales

     By selling our beverage products directly to approximately 1,040,350 points of sale, we believe we have one of the largest operations for the distribution of consumer goods in Latin America. This network serves traditional small stores (including small grocery stores, kiosks and roadside stands), supermarkets, restaurants, bars, schools, businesses and distributors, with a total of 183,600 points of sale in Mexico, 158,000 in Brazil, 390,600 in Colombia, 195,900 in Venezuela, 36,100 in Costa Rica, 37,250 in Nicaragua and 38,900 in Guatemala as of December 31, 1999. The mix of sales to these particular types of outlets varies by country and is a function of the economics, demographics and other characteristics of each franchise area.

     The following table sets forth our sales volume as a percentage of total sales volume of on- and off-premises consumption in each country where we operate for the end of 1999.

                     1999 Percentage
                       of Total
                     Sales Volume

Panamco Mexico
   Off-premises sales.............           85.7%
   On premises sales..............           14.3%
      Total Panamco Mexico........          100.0%

Panamco Brasil
   Off-premises sales.............           75.8%
   On premises sales..............           24.2%
      Total Panamco Brasil........          100.0%

Panamco Colombia
   Off-premises sales.............           66.5%
   On premises sales..............           33.5%
      Total Panamco Colombia......          100.0%

Panamco Venezuela
   Off-premises sales.............           59.1%
   On premises sales..............           40.9%
      Total Panamco Venezuela.....          100.0%

Panamco Costa Rica
   Off-premises sales.............           61.6%
   On premises sales..............           38.4%
      Total Panamco Costa Rica....          100.0%

Panamco Nicaragua
   Off-premises sales.............           89.0%
   On premises sales..............           11.0%
      Total Panamco Nicaragua.....          100.0%

Panamco Guatemala
   Off-premises sales.............           78.5%
   On premises sales..............           21.5%
      Total Panamco Guatemala.....          100.0%


     Most of our sales are made to four types of outlets: Mom and Pop stores, supermarkets, restaurants and bars as well as schools and offices. At such outlets we generally sell soft drinks, bottled water and beer (in Brazil and the northeast of Venezuela) for either on-premises or off-premises consumption. A majority of the products we sell are sold through traditional small stores, supermarkets or other types of outlets for off-premises consumption. Products we sell for on-site consumption at traditional small stores, restaurants, bars, fast food outlets and similar locations represent the balance of our sales volume.

     Consumers typically prefer soft drinks served cold for on-premises consumption. In certain cases, particularly in Mexico, consumers prefer to purchase cold soft drinks for off-premises consumption as well. As described below, in each of our franchise territories we have programs to place our beverage coolers, post-mix dispensers and vending machines at points of sale for our products to make chilled products available to the consumer. We loan or sell and provide financing for such merchandising equipment. Loaned equipment must be used exclusively for Panamco products.

     In addition to bottled presentations, we sell soft drinks in both pre-mix and post-mix form. Soft drinks sold in pre-mix form consist of syrup for use in dispensers at retail outlets that add carbonated water. Soft drinks sold in post-mix form consist of the final carbonated product in stainless steel and other pressurized canisters for use in dispensers at retail outlets.

     While most sales are on a cash basis, sales to certain customers such as major supermarkets, fast food restaurants and convenience store chains, are made on a credit basis with terms generally of 40 days on a consolidated basis. Credit sales represented 25.4% and 20.1% of total sales in 1998 and 1999, respectively. Credit sales are most significant in Brazil and Costa Rica, where they represented 50.0% and 33.0%, respectively, of 1999 sales in each country.

Distribution

     We have developed extensive product delivery and container retrieval systems to maintain sales levels at each of our points of sale. By actively managing our distribution routes, we seek to ensure that deliveries are made when our clients (retailers) have the space and funds available to purchase our beverage products. Distribution is also critical in Latin America because the majority of soft drink products are sold in returnable bottles. We must regularly collect empty bottles from retailers and return them to our bottling plants. Primarily distribution is carried out by our employees and is supplemented by a network of independent distributors.

     We have located and designed our production and distribution facilities based upon local factors including population concentration, topography, quality of roads and availability and efficiency of communications. In territories with large, industrial cities, such as greater Sao Paulo, we operate a smaller number of large distribution centers and often integrate distribution and bottling capabilities at the same facility. In rural areas, such as most of Colombia and Venezuela and parts of Mexico, Costa Rica, Nicaragua and Guatemala, we use a larger number of small bottling plants and warehouses.

     We use two principal delivery methods depending upon local conditions: the traditional route truck system and the pre-sell method. In Mexico, most of Colombia, Venezuela and Nicaragua, the route truck system is widely used, in which salesmen drive delivery trucks on pre-established routes and make immediate sales from inventory available on the route truck. For all sales in Brazil, most of Costa Rica and in certain cities in Colombia, Mexico, Guatemala and Venezuela, we utilize the pre-sell system, in which a separate staff of salesmen obtains orders from customers prior to the time of delivery by route trucks. Use of the pre-sell system enables us to utilize our route trucks more efficiently, delivering all of their freight capacity and at the same time providing us real time information about the product and presentation needs of our clients. The traditional system maximizes sales to customers with less sophisticated cash management systems. We also employ a system of bicycles, carts and small trucks for smaller clients to provide flexible and fast deliveries within urban areas.

     In order to more effectively respond to the needs of our clients and to help us better manage our inventories we have computer systems in place in each of our franchise territories. We have also equipped our sales force with handheld computers to provide us with real time information about the product and presentation needs of our clients.

Marketing

     Market segmentation has given rise to preferences on the part of consumers for a variety of presentations. Income level, substitutes, pricing and any other factors affect consumer preferences. In all our territories we attempt to adapt our product presentations and distribution to each market and to the individual clients and consumers within our territories in terms of the space available for product display, point-of-sale material, advertising and delivery methods. In order to maximize sales and per capita consumption of our products, we continually examine sales data in an effort to develop a mix of product presentations that will best satisfy consumers and provide our clients with the most effective product mix. We also employ a variety of marketing techniques in each of our franchise territories to increase our share of sales, penetration and per capita consumption. The major programs and policies in place at each of our subsidiaries are described below.

     Mexico

     During 1999, Panamco Mexico continued its cold product equipment placement program. At December 31, 1999, there were approximately 84.4 units for every 10,000 people within our franchise territory. Panamco Mexico, through its merchandizing club, provides training to its clients on its merchandizing standards and display methods to ensure that our products receive the best and most appropriate presentation.

     Panamco Mexico has continued the roll-out of its "100 Meters Program", which focuses on nontraditional, immediate consumption channels. Since the initiation of the program in 1996, Panamco Mexico has increased its share of sales by 10.2 basis points and has expanded its client base in urban centers. Per capita consumption has increased 20.3%. As part of the "100 Meters Program", Panamco Mexico created a number of parallel programs, including the "Restaurant" plan, the "School" plan and the "Liquor Stores" plan. Under the Restaurant plan, Panamco Mexico has been placing fountain equipment in local traditional and fast-food restaurants. This gives our consumers immediate access to our products. Under the School plan, Panamco Mexico provides our products to young consumers in the schools creating brand preference at an early age with innovative packaging. The Liquor Stores plan takes advantage of the popularity of grapefruit-flavored soft drinks in the liquor stores segment with strong merchandising and alluring point-of-sale material designed to create preference for the Fresca brand.

     Panamco Mexico continues to develop its marketing through "fondas", or traditional Mexican small family-run restaurants, by placing coolers, fountain equipment and tailored point-of-sale materials--menu boards, napkin holders, place mats and wall mosaics--with The Coca-Cola Company logo to entice consumers to drink Coca-Cola soft drinks with their meals.

     In order to increase volume and perception of value among clients and consumers, Panamco Mexico selectively provides particular brands, packages and sizes and applies tailored pricing tactics in each of its channels based on the preferences of the consumers in the area. Panamco Mexico also sponsors trade consumer promotions, such as the "Hielocos", "the Novelty Catalogue" and the "Christmas Campaign" during 1999.

     To maintain the quality of its distribution system reliability of its deliveries, Panamco Mexico continues to modernize its vehicle fleet and optimize delivery routes.

     Brazil

     In Brazil our marketing efforts were primarily focused on our "Coolers in the Market" program and the installation of new coolers, vending machines and post-mix fountains. The number of units of cold product equipment we have in the Brazilian market are 35.0 units per 10,000 inhabitants in our franchise territory.

     As part of our "100 Meters Program" in Brazil we have developed the "At-Hand Consumption" and "Closed Market" programs to stimulate impulse consumption by maximizing the availability of our cold products everywhere people gather. In accordance with these programs; Panamco Brasil is developing new outlets and equipping them with the appropriate cold product equipment, point-of-sale material and products to maximize sales. The "Closed Market" program focuses on certain "closed" markets such as schools, clubs and factories.

     Panamco Brasil developed the "Anchor Client" program designed to establish a baseline group of clients to define new pricing standards for each of our products and influence neighboring outlets in terms of prices and merchandising. This program, targeted to traditional channels, involves installing display equipment and point-of-sale material, and conducting extensive training on the correct presentation of products, optimum placement of display equipment, and maintenance of merchandising materials.

     During 1999 a special program designed to get closer to the consumer was put in place. The program was a promotional pricing strategy that alternated prices of our products every two weeks depending on the channels or on the product (colas or flavors) for our 2 liter pet presentation. The program was successfully received by the consumer, increasing our share of soft drink sales in 5.2 points to 57.4%.

     Colombia

     To ensure both traditional and nontraditional outlets are able to provide cold, ready-to-drink products, Panamco Colombia continues its cold product equipment placement program. During 1999, Panamco Colombia installed more than 20,000 cold product units, increasing units in the market by almost 10% to 50.2% per 10,000 inhabitants in our franchise territory. Panamco Colombia currently provides cold products in 48% of its outlets compared to 46% in 1998.

     As a result of our cold equipment strategy, our different marketing promotions such as "Momentos Coca-Cola" or the Sprite NBA, paired with the launching of two new products Coca-Cola Light and Lift (an apple flavor product) our share of sales increased to a new record of 66.7% an increase of
5.3 points.

     In addition to our marketing programs, Panamco Colombia has a distribution strategy called the "Mini-Bodegas" (small shopkeepers) program, designed to supply our products to hard-to-reach areas without increasing distribution costs. Through this program, Panamco Colombia distributes products to small shopkeepers who, in turn, deliver products to crowded, hard-to-reach neighborhoods.

     Panamco Colombia's "At-Hand Consumption" program strategically places ambulatory vendors carrying cold Coca-Cola products everywhere people gather.

     The "School" program is geared towards creating brand preference and increased purchases in schools through innovative packaging and presentations.

     Panamco Colombia also trains its clients on how to use and maintain our merchandizing materials to increase product sales. To ensure merchandizing quality representatives of Panamco Colombia's sales force regularly visit with clients and evaluate the effectiveness of their merchandising efforts.

     To maximize the efficiency of its distribution network, Panamco Colombia continues to refine its distribution strategy by increasing the number of presell and auto-sale clients and by significantly increasing distribution through small shopkeepers. These measures have reduced the number of trucks needed for each route and improved client satisfaction as well as truck utilization. Panamco Colombia also implemented a new plant design that allows trucks to be unloaded and reloaded 30% more rapidly than before, permitting more clients to be reached every day.

     Venezuela

     As one of our newer subsidiaries, Panamco Venezuela continues to focus its efforts on developing high-volume clients in traditional channels--supermarkets, grocery stores, liquor stores, bakeries--through improved merchandising. Panamco Venezuela provides continuous support to these clients to ensure our products are given the largest spaces, best positions and appropriate point-of-sale material.

     During 1999, Panamco Venezuela continued equipping its existing outlets with appropriate cold product equipment, increasing the aggregate number of units of cold product equipment in the market by 18.9% to almost 69.1 units per 10,000 inhabitants in the franchise territory. Marketing activities during the year included targeted local advertising, consumer and trade promotions, and alluring events. At December 31, 1999, the Coca-Cola brand led competing brands by 15 percentage points.

     We continue our programs to develop high-volume clients in traditional channels, and to equip retailers with cold product equipment. During the year, we installed 26,000 new cold product units, increasing our coverage of the market from less than 60 units per 10,000 inhabitants to over 68 units per 10,000 inhabitants.

     Our program to segment various in-country markets led to the development of a more focused geographic regional targeting program and allocation of resources,  as  well  as the  expansion  of new  nontraditional  channels.  In
Venezuela, 80% of the population is concentrated in the lower socioeconomic strata, and most of the population lives in the neighborhoods surrounding urban areas. During the year, we developed new channels and increased our cold product availability in, as well as improved distribution to, these neighborhoods. As a result, sales to these areas increased significantly. We also began to service new neighborhoods.

     We look forward to continuing to further refine our Venezuela strategy, as we believe significant opportunities remain in that country.

     Central America

     We continue the rollout of our core initiatives to boost per capita consumption in Central America. Efforts to bring Coca-Cola products closer to the consumer included the introduction of the "100 Meters Program" to the Guatemalan market and its expanded rollout to all areas of Costa Rica and Nicaragua.

     We continue to focus on increasing take-home consumption by implementing initiatives to boost sales in mini markets and small grocery stores (the "Mini Market" project), and continue our development of high-volume clients. In order to increase sales in these channels, we provide consumer and trade promotions with aggressive pricing on selected presentations.

     We support these initiatives with aggressive strategic cooler placement and merchandising. We have also been making a concerted effort to upgrade the presentation of our products in all establishments, both traditional and nontraditional, by instituting company-wide merchandising standards and supplying outlets with the appropriate equipment and point-of-sale materials.

     In response to the continued shift toward nonreturnable presentations, Panamco Central America launched a number of new presentations, including a
1.5 liter non returnable presentation in Guatemala and Nicaragua and a 600 ml presentation in Costa Rica. As a result of our programs in Central America our market share has increased by 6.2 percentage points in Costa Rica, 2.5 percentage points in Nicaragua and 1.0 percentage point in Guatemala.

     With the view of increasing the efficiency of our distribution in the region and improving service to clients, we began servicing new routes, introduced mini-warehouses and upgraded the vehicle fleet.

Raw Materials and Supplies

     Soft drinks are produced by mixing water, concentrate and sweetener. We process the water we use in our soft drinks to eliminate mineral salts and disinfect it with chlorine. We then filter it to eliminate impurities, chlorine taste, trace metals and odors. We combine the purified water with processed sugar or high fructose (or artificial sweeteners in the case of diet soft drinks) and concentrate. To produce carbonation we inject carbon dioxide gas into the mixture. Immediately following carbonation, we bottle the mixture in pre-washed labeled bottles. We maintain a quality control laboratory at each production facility where we test raw materials and analyze samples of soft drink products. All our sources of supply for raw materials are subject to the approval of The Coca-Cola Company.

     Concentrates. We purchase concentrates from The Coca-Cola Company for all Coca-Cola products, as well as from other sources for our other products.

     Water and sugar. We obtain water from various sources, including springs, wells, rivers and municipal water systems. Sugar is plentiful in all of our territories as each of Mexico, Brazil, Colombia, Costa Rica, Venezuela, Nicaragua and Guatemala is a producer of sugar. We purchase our requirements from various suppliers in each country.

     Carbon dioxide. We purchase all of our supply of carbon dioxide in Colombia, Costa Rica and Venezuela and most of our supply for Brazil (the balance being produced at our bottling plant in Brazil) from Praxair. Panamco Mexico purchases its supply of carbon dioxide gas from two of the three suppliers in Mexico. Panamco Nicaragua and Panamco Guatemala purchase their supply of carbon dioxide from Carbox, a supplier located in Guatemala. Alternate suppliers are available in all the countries where we operate.

     Bottles, caps and other packaging materials. We usually purchase glass bottles, plastic soft drink containers, plastic bottle caps, cans and general packaging materials locally in each country from various suppliers. Our supplies of plastic bottles in all of our territories are generally sourced from single suppliers of such bottles in each country, although there are alternative suppliers. Panamco Colombia has facilities to produce a small portion of its own disposable plastic bottles and owns 20% of Comptec, S.A., a joint venture with a subsidiary of The Coca-Cola Company and other Andean bottlers formed to produce returnable and disposable plastic bottles. Panamco Costa Rica owns a plastics business, which supplies plastic bottles for all of Panamco Costa Rica's requirements and to other customers in Central America, including Panamco Nicaragua and Panamco Guatemala.

     We purchase metal bottle caps primarily from the Zapata group of companies, which have manufacturing facilities in Mexico, Brazil and Colombia. One of the companies in the Zapata group owns 60%, and Panamco Colombia owns 40%, of Tapon Corona, S.A., a Colombian company that manufactures bottle caps for Panamco Colombia, Panamco Venezuela and other customers. Panamco Cost Rica, Panamco Nicaragua and Panamco Guatemala currently purchase their bottle caps from H.C. Industries, a third-party supplier.

     We have facilities in Mexico, Brazil, Colombia and Costa Rica, which produce plastic cases for carrying bottles. The Costa Rican facility supplies Panamco Nicaragua and Panamco Guatemala. Plastic is purchased locally or imported when necessary. Plastic cases in Venezuela are purchased mainly from Gaveras Plasticas Venezolanas, C.A. Other local suppliers are also available.

     In addition to its bottling operations, Panamco Brasil also has the capacity to produce cans for canned soft drinks at its Jundiai plant and to produce plastic bottles at its bottling facility in Matto Grosso do Sul. Panamco Mexico owns approximately 14.9% of Industria Envasadora de Queretaro, S.A. de C.V., a canning cooperative for products of The Coca Cola Company in Mexico. Panamco Colombia has the capacity to produce cans for canned soft drinks at one of its Bogota plants, but currently imports cans because of cost advantages. Panamco Venezuela has the capacity to produce cans for canned soft drinks at three of its plants. Panamco Central America imports cans from The Coca-Cola Company bottler in El Salvador, EMBOSALVA S.A.

     Other. Many of the raw materials and supplies used in Venezuela are purchased from companies owned by members of the Cisneros family, the former owners of Panamco Venezuela. We believe the terms of such arrangements are no less favorable to us than those that could be obtained from independent third parties.

     Panamco Colombia has its own facilities to manufacture post- and pre-mix dispensers (for on-premises preparation of soft drinks). Panamco Colombia has expanded this operation to manufacture its own beverage coolers, which it also sells to our other operating subsidiaries. In 1999, Panamco Colombia acquired a minority interest in Ingenio San Carlos, a Colombian sugar producer. In connection with this acquisition, Panamco Colombia has entered into a long-term supply agreement with Ingenio San Carlos for sugar.

     Panamco Mexico and Panamco Cost Rica manufacture their own racking systems for their route trucks and freight vehicles.

Production

     Our subsidiaries own and operate a total of 48 bottling plants, with 10 in Mexico, three in Brazil, 18 in Colombia, one in Costa Rica, 14 in Venezuela, 1 in Nicaragua and one in Guatemala. The totals include two plants in Mexico, one plant in Brazil and one in Colombia, which we use exclusively to bottle mineral water at the source. The plants have over 158 bottling lines with an installed capacity of over 880 million physical cases a year (assuming 400 production hours per month for 11 months per year, with one month reserved for maintenance). In order to increase production efficiency and reduce costs we have implemented cost reduction plans at all of our subsidiaries.

     As part of Panamco Mexico's initiatives to reduce costs, increase efficiency and maximize product quality, in 1998 Panamco Mexico instituted a program of continuous audits designed to ensure that manufacturing equipment and systems, as well as human capital, performed to the highest standards.

     Panamco Brasil's Jundiai plant is the largest and one of the most sophisticated manufacturing complexes in The Coca-Cola Company system. Our Jundiai plant has annual production capacity of 250 million unit cases and has obtained ISO 9002 and 14001 certificates for quality, productivity and environmental safety.

Competition

     The beverage business in our franchise territories is highly competitive. Our principal competitors are bottlers of Pepsi products and bottlers and distributors of nationally and regionally advertised and marketed soft drinks. Our principal competitions in each of our franchise territories are set forth below.

Mexico

     Our principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap, but do not precisely match ours. We compete with Geupec, Group Regordosa and Embotelladora del Valle, S.A. for share of sales in our territories.

Brazil

     In Brazil our main competitors were Brahma and Antarctica, both of which were beer bottlers that offered soft drinks as a complement to their beer businesses. Brahma is also the sole bottler of Pepsi in Brazil. In July 1999, Brahma and Antarctica announced a merger to form AmBev. In March 2000, AmBev received the necessary regulatory approval and assumed the bottling businesses of both Brahma and Antarctica. AmBev is our largest individual competitor in Brazil. We also compete with "tubainas", which are small, local, lower cost producers of flavored soft drinks. Tubainas are local shops that produce "no frills" flavored soft drinks in 2-liter presentations for at home consumption. They market their products primarily in supermarkets. Tubainas have lower overhead and we believe that they often do not comply with local tax laws, which enables them to offer lower cost products.

Colombia

     In Colombia our principal competitor is Postobon, a well-established bottler of both nationally advertised flavored soft drink products and Pepsi. In response to the decision by Postobon to enter the beer market, Bavaria, a large beer bottler, entered the Colombian flavored soft drink market in 1994. The owners of Postobon and Bavaria hold other significant commercial interests in Colombia, including most of Colombia's television and radio networks and interests in manufacturers of glass bottles.

Venezuela

     The Venezuelan Bottlers until August 1996 were the authorized bottling companies of products of Pepsi in Venezuela. In August of 1996 the Venezuelan bottlers entered into a bottling agreement with The Coca-Cola Company and became their authorized bottler in Venezuela. Subsequently, on November 2, 1996, Pepsi granted the franchise for its territories in Venezuela to Sopresa, a joint venture formed between Pepsi and Empresas Polar S.A., the leading beer distributor in Venezuela. Sopresa is our principal competitor in Venezuela.

Central America

     Newport Bottler (Pepsi bottler) is our principal competitor in Costa Rica, and The Central American Bottling Corporation (Pepsi bottler) is our principal competitor in Nicaragua and Guatemala.

     In addition to competition from other soft drink producers, carbonated soft drink products compete with other major commercial beverages, such as coffee, tea, milk, beer and wine, as well as noncarbonated soft drinks, citrus and noncitrus fruit juices and drinks and other beverages.

     Soft drink bottlers also compete for sales share through distribution and availability of products, pricing, service provided to retail outlets (including merchandising equipment, maintenance of bottle inventories at appropriate levels and frequency of visits), product packaging presentations and consumer promotions. In recent years, price discounting by our competitors has been a means of obtaining sales share in Brazil, Colombia and, more recently, Venezuela. See "--Marketing" and "--Distribution".

     Our consumer promotions are guided primarily by The Coca-Cola Company and take the form of contests, television, radio and billboard advertising, displays, merchandising and sampling.

Employees

     At December 31, 1999, we employed approximately 30,700 people (including temporary workers, but excluding independent distributors). Approximately 35% of our employees are members of labor unions, most of whom are in Mexico. Most of the employees in Colombia are covered by non-union collective bargaining agreements. The collective bargaining agreements for both unionized and non-unionized employees are negotiated separately for each bottling subsidiary, or in some instances, for each plant. In Mexico, collective bargaining agreements are renegotiated annually with respect to wages and biannually with respect to benefits. In Colombia and Venezuela, all collective bargaining agreements are negotiated biannually.

     Panamco Mexico pays employees amounts usually equal to 10% of its taxable income, adjusted in accordance with local labor laws. The Mexican government also requires employers to set aside a percentage of employee wages in retirement accounts. In addition, both employers and employees in Mexico must contribute amounts to the national health care system and a workers' housing fund. In Colombia, Brazil, Costa Rica and Nicaragua, employers and employees contribute to employee retirement accounts and to their national health care systems. A profit- sharing program has been implemented in Venezuela pursuant to which employees are entitled to receive an additional payment equal to at least 15 days' wages (but not more than four months' wages), and a profit-sharing program was established in Brazil in 1997. In Mexico and Nicaragua, employees are entitled to a mandatory Christmas bonus in an amount equal to 15 days and one month's salary, respectively. If an employee has worked for a company less than one year, that employee's bonus is reduced in proportion to the amount of time such employee was not employed. In Guatemala, employees receive a mandatory bonus in the form of a three-month payment based upon the salary paid during the preceding six months.

     We believe that our relationship with our employees is good. We have voluntarily instituted and maintained popular benefits for our employees including housing loans.

     The labor laws in each of the seven countries in which we operate require certain severance payments upon involuntary termination of employment. See "Item 3.--Legal Proceedings".

Franchise Arrangements

     We have the right to sell The Coca-Cola Company's products, certain other soft drinks and certain bottled water products pursuant to bottling or other similar agreements described below.

     The Coca-Cola Company's Products. The Coca-Cola Company (or its subsidiaries) has entered into exclusive bottling agreements (the "Bottling Agreements") with each of our bottling subsidiaries (the "Bottlers"). The Bottling Agreements expire on various dates. In 1995, we and The Coca-Cola Company agreed that all bottling agreements of our Mexican subsidiaries will have a uniform term ending in 2005, renewable for additional ten-year terms. In 1999, The Coca-Cola Company entered into a bottling agreement with our Colombian subsidiary for a five-year term. In general, the Brazilian, Venezuelan, Nicaraguan, Costa Rican and Guatemalan agreements are for five-year terms, renewable for additional five-year terms.

     The Bottling Agreements regulate the preparation, bottling and distribution of beverages in the applicable franchise territory. The Bottling Agreements authorize the Bottlers to use the concentrates purchased from The Coca-Cola Company to bottle, distribute and sell a variety of beverages under certain brand names and in certain approved presentations and to utilize the trademarks of The Coca-Cola Company to promote such products.

     The Coca-Cola Company reserves the right to market independently or license post-mix products, although we believe that The Coca-Cola Company will not exercise these rights as long as we aggressively pursue the marketing of their products in our territories. The Bottlers must purchase the concentrate from The Coca-Cola Company and follow The Coca-Cola Company's exact mixing instructions. Each Bottler may purchase only the quantities of concentrates required in connection with its business and must use them exclusively for preparation of the beverages and for no other purpose. The Bottlers may not sell concentrate to third parties without The Coca-Cola Company's consent.

     In the event of a problem with the quality of a beverage, The Coca-Cola Company may require the Bottler to take all necessary measures to withdraw the beverage from the market. The Coca-Cola Company must also approve the types of container used in bottling and controls the design and decoration of the bottles, boxes, cartons, stamps and other materials used in production. The agreements grant The Coca-Cola Company the right to inspect the products.

     The prices The Coca-Cola Company may charge us for concentrates are fixed by The Coca-Cola Company from time to time at its discretion. The Coca-Cola Company currently charges us a percentage of the weighted average wholesale price (net of taxes) of each case sold to retailers within each of our franchise territory. At present, we make payments to The Coca-Cola Company in U.S. dollars for purchases of concentrates by Panamco Venezuela, Panamco Nicaragua, Panamco Colombia and Panamco Guatemala. Purchases by Panamco Mexico, Panamco Brasil and Panamco Cost Rica are made in local currency. We pay no additional compensation to The Coca-Cola Company under the licenses for the use of the associated trade names and trademarks. Subject to local law, The Coca-Cola Company has the right to limit the wholesale prices of The Coca-Cola Company's products.

     As it has in the past, The Coca-Cola Company may, in its discretion, contribute to our advertising and marketing expenditures as well as undertake independent advertising and market activities. The Coca-Cola Company has routinely established annual budgets with us for cooperative advertising and promotion programs.

     The Bottling Agreements require the Bottlers to maintain adequate production and distribution facilities, quality control standards and sound financial capacity and to meet certain reporting requirements. The Bottling Agreements also prohibit the Bottlers from distributing The Coca-Cola Company's products outside their territories and from producing any other cola beverages. In addition, the Bottling Agreements require us to obtain The Coca-Cola Company's approval before we can produce or distribute other nonalcoholic beverages.

     The Bottlers may not assign, transfer or pledge their Bottling Agreements, or any interest therein, whether voluntarily, involuntarily or by operation of law, without the prior consent of The Coca-Cola Company. Moreover, the Bottlers may not enter into any contract or other arrangement to manage or participate in the management of any other bottler without the prior consent of The Coca-Cola Company. In addition, we may not sell or otherwise transfer ownership of any of the Bottlers.

     Either party may terminate a Bottling Agreement in the event of a breach by the other party which remains uncured after 60 days. If a Bottler fails to comply with its obligations, The Coca-Cola Company may prohibit the production of The Coca-Cola Company's products until such noncompliance is corrected.

     Other Brands. The Bottlers in Colombia and Costa Rica have agreements with companies other than The Coca-Cola Company for the sale of locally recognized soft drink products and mineral water. These agreements contain provisions governing the production, marketing and sale of the beverages that are, in most instances, less stringent than the requirements contained in the Bottling Agreements discussed above. Panamco Cost Rica also has the Canada Dry franchise from a subsidiary of Cadbury Schweppes PLC for all of Costa Rica. Panamco Venezuela has an agreement for the sale and distribution of Schweppes soda and tonic water in Venezuela.

Government Regulation

     Controls on Pricing and Promotions. Although there are none currently in effect, in the last ten years the governments of Mexico, Brazil and Colombia have imposed formal price controls on soft drinks. Currently in Mexico and Colombia, for soft drinks as well as for other goods, price increases proposed by manufacturers are subject to the informal approval of the respective government. Until recently, the Mexican government also limited the types of presentations for soft drinks. In Brazil, the government is recommending that manufacturers maintain price levels in line with a trailing four-month average of their historic price increases. Each of the governments of the countries in which we operate regulates some of our promotional activities such as cash prize contests.

     Environmental Regulation. We spent $9 million in 1998 on plant upgrades designed to meet environmental objectives. In 1999 we spent $12 million for such purposes. See "Item 9.--Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Expenditures". We must comply with local permit requirements for constructing and expanding facilities, drilling wells, drawing water from rivers and discharging effluent.

     Intellectual Property. The intellectual property laws of the countries in which we operate require a proprietary owner of trademarks used in the operation of franchises in the countries to make certain filings with the government to protect the trademark. We have made all necessary filings to protect our proprietary trademarks. To the best of our knowledge, The Coca-Cola Company and the owners of the other trademarks we use have made the necessary filings to protect their respective trademarks.

     See also "Item 6.--Exchange Controls and Other Limitations Affecting Security Holders".

Political, Economic and Social Conditions in Latin America

     In addition to the governmental regulations that have been imposed on our operations, the Latin American markets in which we operate are characterized by volatile, and frequently unfavorable, political, economic and social conditions. See "Risk Factors--Volatile and frequently unfavorable political, economic and social conditions in the markets in which we operate could adversely affect our business". High inflation and, with it, high interest rates are common. In 1999, the per annum inflation rates were approximately 12% in Mexico, 8% in Brazil, 10% in Colombia, 20% in Venezuela, 10% in Costa Rica, 7% in Nicaragua and 5% in Guatemala. The governments in these countries have often responded to high inflation by imposing price and wage controls or similar measures, although currently there are no formal soft drink price controls in any of the countries. These countries have also experienced significant currency fluctuations. See "--Currency Devaluations and Fluctuations".

     The political, economic and social conditions in each of these countries create a challenging environment for businesses, including ours. Our business, earnings, asset values and prospects may be materially and adversely affected by developments with respect to inflation, interest rates, currency fluctuations, government policies, price and wage controls, exchange control regulations, taxation, expropriation, social instability, and other political, economic or social conditions or developments in or affecting Latin America. Although we have been able to operate successfully in Latin

America for over 50 years, we have no control over these conditions and developments, and can provide no assurance that such conditions and developments will not adversely affect our operations.

     We can be adversely impacted by inflation in many ways. In particular, when wages rise more slowly than prices, inflation can erode consumer purchasing power and thereby adversely affect sales. Margins are diminished if product prices fail to keep pace with increases in supply and material costs. While we have been able in most recent years to increase prices in local currency terms overall at least as much as inflation, net sales in local currency terms may nevertheless remain flat or decrease if, among other things, inflation or high unemployment diminishes consumer purchasing power, as has been the case recently in Colombia and Venezuela. Although we expect that prices will generally keep pace with inflation in the near term, sales volume may decline and supply and material costs may rise more rapidly than prices in the future. See "Item 9.--Management's Discussion and Analysis of Financial Condition and Results of Operations". See also the discussion under "--Currency Devaluations and Fluctuations" regarding the impact of devaluations on net sales in dollars.

     The governments in the countries in which we operate have historically exercised substantial influence over many aspects of their respective economies. In recent years, these governments have implemented important measures to improve their economies. The current political climate in these countries may create significant uncertainty as to future economic, fiscal and tax policies.

Mexico

     In Mexico, the early 1990s were marked by the economic reforms of the Salinas administration and the passage of the North American Free Trade Agreement. However, the Mexican government was not able to sustain this progress, and a series of political and economic events created considerable economic adversity, political instability and uncertainty. The peso was devalued substantially in December 1994 and continued to depreciate in 1995. The exchange rate increased from approximately 3.4 Mexican pesos per U.S. dollar as of November 30, 1994 to approximately 7.7 Mexican pesos per U.S. dollar as of December 31, 1995. The devaluation in 1995 was in part prompted and aggravated by significant outflows of foreign capital, which in turn resulted in a liquidity crisis for the Mexican government. Political events also contributed to Mexico's economic problems, and have compounded the difficulties facing the government in solving these problems. The original presidential candidate of the ruling Institutional Revolutionary Party (the "PRI"), Luis Donaldo Colosio, was assassinated on March 23, 1994. The PRI Secretary General Jose Francisco Ruiz Massieu was assassinated on September 28, 1994. The brother of former President Carlos Salinas de Gortari was arrested on charges of conspiracy in the assassination of Secretary General Ruiz Massieu and has been under investigation in other criminal matters. Controversy surrounded the investigations of such assassinations and the ensuing legal proceedings and created strains within the PRI, which has continued to decline in popular support. In July 1997, the PRI, which has ruled Mexico since 1929, lost its absolute majority in the lower house of the Mexican Congress. There has been uncertainty regarding the fairness of elections, and the uprisings in the Chiapas region have contributed further to Mexico's instability.

     In 1995, the United States, the International Monetary Fund and other entities put together a $52 billion credit package for Mexico, which Mexico repaid in early January of 1997. In addition, the Mexican government implemented various emergency measures, including restrictive monetary policies and fiscal reforms aimed at increasing public revenues and reducing public sector expenditures. Presidential elections are scheduled to take place in 2000 in Mexico.

Brazil

     In Brazil, the government has had some success in controlling inflation, although there can be no assurance that this success will continue. In addition, in recent years there have been allegations of government improprieties, which have adversely affected its ability to implement a successful economic program. Midway through 1994, the government of Brazil launched an economic stabilization program, the Real Plan, which improved economic conditions in Brazil. Inflation, which had been at double-digit monthly rates, has decreased, purchasing power improved and the consumption of goods and services began to increase. However, in January 1999, the Brazilian government decided to modify its exchange policy, discontinuing its band system and allowing the real to trade freely. As a result, the real has experienced extreme volatility. On January 29, 1999, the real was trading at 2.20 reals per U.S. dollar, which represented an 80% devaluation in comparison to the December 31, 1998 rate. On March 31, 1999, the real had revalued from its lowest levels and was trading at 1.71 reals per U.S. dollar. On December 31, 1999, the real again devalued to 1.97 reals per dollar. During the first quarter of 1999, the Brazilian Government sought the support of the International Monetary Fund, which has authorized the use of previously approved support funds in an aggregate amount of approximately $6.5 billion for 1999. See "--Currency Devaluations and Fluctuations". Although the modification of the exchange policy did not significantly exacerbate inflation during 1999, unemployment increased and wages in real terms fell. Lower wages in real terms reduced consumer purchasing power in Brazil, which is reflected in our lower sales for 1999. We are not able to predict the long-term effects any of these conditions on the Brazilian real/U.S. dollar exchange rate or the Brazilian economy and financial markets, in general, or upon us, in particular.

Colombia

     In Colombia, Andres Pastrana Arango, leader of the Conservative Party, was elected to the office of the presidency in July 1998, ending 12 years of control by the Liberal Party. Mr. Pastrana's pledge to seek peace with revolutionary guerilla forces, halt traffic in narcotics and improve general economic conditions has not been successful and guerilla violence escalated in 1999. Violence resulting from guerilla movements and traffic in narcotics continues. Many businesses, including ours, have been the victims of such violence on occasion. All such losses suffered by us in 1999 were fully covered by insurance. On June 29, 1999, in the face of economic pressures, the Colombian Central Bank lowered the band in which the Colombia peso trades by 9%, which resulted in a significant devaluation. See "--Currency Devaluations and Fluctuations--Colombia." Currently Colombia is in a recession.

Venezuela

     In Venezuela, in February 1992 and November 1992, military officers unsuccessfully tried to overthrow the government of President Carlos Andres Perez, and certain constitutional rights and guarantees were temporarily suspended. In 1993, impeachment proceedings were initiated against President Perez on charges of embezzlement and misappropriation of government funds, and Ramon J. Valasquez was elected to serve for the remainder of President Perez's term. Rafael Caldera was elected President on December 5, 1993, and he assumed office on February 2, 1994. In 1994, in response to large budget deficits and a crisis in the banking sector, and pursuant to special authority granted by the Venezuelan Congress, President Caldera's administration temporarily imposed controls on foreign exchange transactions and on prices of consumer goods and services and required mandatory bonus payments be paid to workers to assist in covering food and transportation costs. In addition, President Caldera's administration was given full and direct control over the Venezuelan banking system. In April 1996, the Venezuelan government lifted the controls on foreign exchange transactions and most of the controls on prices of consumer goods and services, and in July 1996, the Venezuelan government lifted the suspension of constitutional rights in all territorial areas except certain border areas. We do not know if such controls or suspensions will be reimposed. Venezuela has also experienced significant currency fluctuations. See "--Currency Devaluations and Fluctuations". The Venezuelan government has exercised, and continues to exercise, significant influence over many aspects of the Venezuelan economy.

     On December 6, 1998, Hugo Chavez Frias was elected to the office of the presidency with 56% of the vote (the largest margin in a democratic election in Venezuela). Mr. Chavez was inaugurated in February 1999. Mr. Chavez's main reform and action plans include the opening of the Venezuelan economy to foreign investment, the privatization of certain state-owned utilities, the reform of the tax system and the implementation of a Constitutional Assembly in order to rewrite the Venezuelan Constitution.

     The final draft of the new Constitution was completed in November 1999, and was approved by referendum in December 1999. The new Constitution provides, among other things:

    (a) A new name for the country, to be named the Bolivarian Republic of Venezuela;

    (b) The allowance for military personnel to participate in the election of public powers;

    (c) Presidential term of six (6) years with the option to seek immediate reelection for one (1) additional term;

    (d)   The creation of a one (1) chamber congress;

    (e) The ratification of the oil industry as a strategic source of sovereignty and economic policy, allowing joint ventures and private capital investments in some areas;

    (f) The creation of two (2) new public powers besides the executive, legislative and judicial to be named the electoral power and the citizens power.

     In December of 1999, the northern part of Venezuela was devastated by severe flooding, causing losses to the company of approximately $3.6 million.

Costa Rica

     In Costa Rica, Miguel Angel Rodriguez was elected to the office of the presidency in 1998 by a narrow margin, and faces considerable opposition in Congress. Attempts by Mr. Rodriquez and his administration to build support for their economic liberalization policies have been limited in success. Although inflation, interest rates and the exchange rate have been relatively stable, low coffee and banana prices in the international markets have adversely impacted the Costa Rican economy, which is heavily dependent on coffee and banana exports. In addition, tourism, an important source of income in Costa Rica, has declined as a result of relatively high consumer prices, security problems and competition from other tourist areas.

Nicaragua

     In Nicaragua, President Arnoldo Aleman Lacayo, who assumed office in January 1997, has publicly declared his intentions to work for reconciliation among the dominant political factions in Nicaragua, but it is unclear whether he will be able to do so. Mr. Aleman's success has been limited by splits in his political party, Partido Liberal Constitutucionalista ("PLC"). In addition, conflicts over the ownership of properties previously confiscated by the Sandinista government and redistributed during the recent period of agrarian reform have not been completely resolved. The planned privatization of certain state-owned utilities, which has been undertaken to satisfy certain conditions to continued financial aid imposed by the International Monetary Fund, has been delayed, and Nicaragua continues to face a large fiscal deficit. The aftermath of Hurricane Mitch in 1998 has also hurt Nicaragua.

Guatemala

     In Guatemala, Alfonso Portillo, of the right wing opposition party, won the December 1999 presidential election. The December election was the first election in Guatemala since the end of its 36 year civil war. Mr. Portillo's has indicated that his top priorities will be stabilizing the economy, combating high crime rates and advancing privatizations, which were begun by the administration of Alvaro Arzu.

     1998 marked the first anniversary of the signing of the final peace accord between the Guatemalan government and the Unidad Revolucionaria Nacional Guatemalteca (the "URNG"). Mr. Arzu was successful in demobilizing the guerrilla forces of the URNG, but made only limited progress in the important areas of constitutional reforms (particularly reforms designed to protect the rights of indigenous peoples), settlement of land disputes and socio-economic improvements. The Arzu administration and ruling political party, Partido de Avanzada, faced opposition in Congress in their efforts to reform the Guatemalan tax system and to increase the tax revenue received by the Guatemalan government, which are conditions to the disbursement of loans and donations designated as "peace funds" that have been pledged by the International Monetary Fund and other donors.

Currency Devaluations and Fluctuations

     In December 1994, the Bank of Mexico allowed the Mexican peso to float in the free market, which resulted in an immediate and significant devaluation of the peso. The exchange rate increased from approximately 3.4 Mexican pesos per U.S. dollar as of November 30, 1994 to approximately 7.7 Mexican pesos per U.S. dollar as of December 31, 1995. As of December 31, 1996, the exchange rate was approximately 7.8 Mexican pesos per U.S. dollar; as of December 31, 1997, the exchange rate was approximately 8.1 Mexican pesos per U.S. dollar; as of December 31, 1998, the exchange rate was approximately 9.9 Mexican pesos per U.S. dollar; and as of December 31, 1999 the exchange rate was approximately 9.5 Mexican pesos per U.S. dollar.

     The devaluation of the Mexican peso in 1995 and the related economic conditions in Mexico had a significant adverse impact on the results of operations and financial condition of Panamco Mexico in 1995 and, consequently, on the results of operations and financial condition of the Company in 1995. The carrying value of the assets of the Panamco Mexico subsidiaries in our consolidated accounts was also adversely affected. During 1996, 1997 and 1998, the peso was devalued by 2%, 3% and 22%, respectively, and during 1999 was revalued by 4%.

     In January 1999, the Brazilian government decided to modify its exchange policy, discontinuing its band system and allowing the real to trade freely. As a result, the real has experienced extreme volatility. On January 29, 1999, the real was trading at 2.05 reals per dollar, which represented an 80% devaluation in comparison to the December 31, 1998 rate. On March 31, 1999, the real had revalued from its lowest levels and was trading at 1.72 reals per dollar. The Brazilian real exchange rate as of December 31, 1999 was 1.79 reals per U.S. dollar compared to 1.21 reals per U.S. dollar as of December 31, 1998 representing a 48% devaluation, between average exchange rate of 1999 and 1998 the devaluation was approximately 56%. The devaluation of the Brazilian real adversely impacted the results of the operations of Panamco Brasil by approximately $28 million in 1999.

     On June 27, 1994, the Venezuelan government established certain foreign currency exchange controls and soon thereafter fixed the official exchange rate between the Venezuelan bolivar and the U.S. dollar. Currently, the Central Bank of Venezuela intervenes in the market to maintain such exchange rate within a range that is 7.5% above and 7.5% below a reference rate that it sets. There can be no assurance that the Central Bank of Venezuela will continue its current exchange rate policy or that the Venezuelan government will not impose foreign exchange restrictions in the future or that the bolivar will not continue to decline in value with respect to the U.S. dollar. Any such imposition or decline could adversely affect our financial condition and results of operations. In 1999, the currency devaluation rate in Venezuela was approximately 15%.

     On June 29, 1999, in the face of economic pressures, the Columbian Central Bank lowered the band in which the Colombian peso trades by 9%, which resulted in significant currency devaluations. On September 30, 1999 the Columbian peso was trading at 2,017.27 Colombian pesos per dollar, which represented an 31% devaluation in comparison to the December 31, 1998 rate. The Colombian peso exchange rate as of December 31, 1999 was 1,873.77 Colombian pesos per U.S. dollar compared to 1,542.11 Colombian pesos per U.S. dollar as of December 31, 1998 representing a devaluation of approximately 22%.

     As a general matter, because our consolidated cash flow from operations is generated exclusively in the currencies of Mexico, Brazil, Colombia, Venezuela, Costa Rica, Nicaragua and Guatemala, we are subject to the effects of fluctuations in the value of these currencies. Each of these countries has historically experienced significant currency devaluations relative to the U.S. dollar. Such devaluations alone have generally not adversely affected the profitability of our subsidiaries, measured in local currencies, as substantially all costs of sales and expenses are incurred in local currencies. However, in general, such devaluations are accompanied by high inflation and declining purchasing power, which can adversely affect our sales as well as income. Because our financial statements are prepared in U.S. dollars, net sales (and other financial statement accounts, including net income) tend to increase when the rate of inflation in each country exceeds the rate of devaluation of such country's currency against the U.S. dollar. Alternatively, net sales (and other financial statement accounts, including net income) generally are adversely affected if and to the extent that the rate of devaluation of each country's currency against the U.S. dollar exceeds the rate of inflation in such country in any period. In addition, when dividends are distributed to us by our foreign subsidiaries, the payments are converted from local currencies to U.S. dollars, and any future devaluations of local currencies relative to the U.S. dollar could result in a loss of dividend income. For a discussion of devaluation rates in Mexico, Brazil, Colombia, Venezuela, Costa Rica, Nicaragua and Guatemala since 1996, see "Item 9.--Management's Discussion and Analysis of Financial Condition and Results of Operations--Inflation".

     In periods of high inflation and high interest rates, borrowings denominated in local currencies are more costly, while borrowings indexed to the U.S. dollar or other foreign currencies place the risk of devaluation on the borrower. In periods of devaluation, U.S. dollar denominated borrowings can generate income statement losses or charges against shareholders' equity, as occurred in 1995 as a result of the Mexican peso devaluation. We could be adversely affected by a devaluation of the Mexican peso, as in 1995, or similar conditions in other countries, if it becomes necessary to increase indebtedness in order to finance capital expenditures or for other purposes.

ITEM 2. DESCRIPTION OF PROPERTY

Properties

     Our properties consist primarily of bottling, distribution and office facilities in Mexico, Brazil, Colombia, Venezuela, Costa Rica, Nicaragua and Guatemala. Panamco Mexico, Panamco Brasil, Panamco Colombia, Panamco Venezuela, Panamco Costa Rica, Panamco Nicaragua and Panamco Guatemala currently own and operate 10, 3, 18, 14, 1, 1 and 1 bottling plants, respectively. As of December 31, 1999, the Company owned or leased over 375 warehouse distribution centers in its territories. See "Item 1.--Description of Business--Production" for additional information regarding our properties.

     As of December 31, 1999, the consolidated net book value of all land, buildings, machinery and equipment owned by the Company was approximately $1,218.4 million. These assets were subject to liens and mortgages securing lines of credit and other indebtedness. The aggregate amount of such indebtedness outstanding was $175.8 million as of December 31, 1999. The total annual rent paid by the Company in 1999 for its leased distribution and office facilities was approximately $8.9 million.

ITEM 3. LEGAL PROCEEDINGS

Legal Proceedings and Claims Associated with the Venezuela Acquisition

     In connection with the Venezuela Acquisition, in 1999, we received notice of certain tax claims asserted by the Venezuelan taxing authorities, which mostly relate to fiscal periods prior to the Venezuela Acquisition. The claims are in preliminary stages and current aggregate of approximately $48.2 million. We have certain rights to indemnification from Venbottling (a company owned by the Cisneros family) and The Coca-Cola Company for a substantial portion of such claims and intend to defend against them vigorously. Based on the information currently available, we do not believe that the ultimate disposition of these cases will have a material adverse affect on us. See "Items 9.--Management's Discussion and Analysis of Financial Condition and Results of Operations--Forward-Looking Statements".

Potential Imposition of Liabilities upon Resolution of Certain Brazilian Tax Matters

     Panamco Brasil has been the subject of administrative proceedings in the Federal Revenue Office brought by Brazilian tax authorities seeking excise taxes, interest and fines in an amount equivalent to $34.1 million as of December 31, 1996. As of December 31, 1999, such amount had been reduced to an amount equivalent to approximately $3.5 million. Issues raised by the proceedings included whether freight costs should be included in the Brazilian Tax on Manufactured Products (the "IPI") and the calculation of the IPI rates on various beverages. In June 1997, the Brazilian Taxpayers' Council ruled unanimously in favor of Panamco Brasil with respect to the period from January 1984 to December 1988, and this ruling is no longer subject to appeal. As a result, only proceedings related to the claim in respect of the six-month period ended June 30, 1989 remain pending. Because the Company believes it will ultimately not incur any liability, there is no reserve in the Company's financial statements in respect of these matters. The remaining proceedings are ongoing, and there can be no assurance as to the final outcome or, if such outcome is unfavorable, as to the amount of liability to be borne by the Company, which could be material. See Note 10 of "Notes to Consolidated Financial Statements".

     In addition, Panamco Brasil is the subject of administrative proceedings in the Federal Reserve Office brought by Brazilian tax authorities seeking income taxes, interest with respect to credits taken in current periods and fines in an amount equivalent to $3.7 million as of December 31, 1999. Issues raised by the tax authorities include the deductibility of certain intercompany service payments. The Brazilian tax authorities prevailed at the initial administrative proceeding in 1991 and at the appellate administrative level in June 1993. Panamco Brasil has appealed the decision. In April 1998, the Brazilian Taxpayers' Council ruled unanimously in favor of Panamco Brasil. The amount in question represents approximately $1.8 million. This ruling is not subject to appeal. The Brazilian Taxpayers' Council, however, issued a ruling against a former subsidiary of Panamco Brasil. The amount in question represents approximately $1.9 million. Panamco Brasil has appealed this ruling. See Note 10 of "Notes to Consolidated Financial Statements".

     Panamco Brasil is also the subject of administrative proceedings in the Federal Reserve Office brought by Brazilian tax authorities seeking assessments with respect to tax credits taken during 1995 and 1996 relating to overpayments of certain value-added taxes in prior years. The assessments involve an amount approximately equivalent to $32.8 million as of December 31, 1998 and relate to value-added taxes applied to samples, gratuities and credit sales. The Company has appealed the assessments. See Note 10 of "Notes to Consolidated Financial Statements".

     In 1998, Panamco Brasil reversed an excise tax reserve recorded in prior years for credits taken on purchases of concentrate from the Amazon region, in the northern part of Brazil. Those credits had been accrued for the period between February 1991 and February 1994. Although the Brazilian subsidiaries do not pay excise taxes on concentrate purchases from the Amazon region because it is a tax-free zone, the bottlers have claimed that they are nevertheless entitled to a corresponding credit against excise taxes payable upon all of the final products. The government disputed the claim and said a credit should exist only if the materials used in the production of the concentrate were entirely from the tax-free region. On August 15, 1991, the Brazilian Coca-Cola bottlers association, of which Panamco Brasil is a member, obtained a preliminary injunction against the Brazilian tax authorities permitting the bottlers to take credits against such excise taxes. Based on the injunction, Panamco Brasil had not been required to make payment of taxes in an amount equal to such credits, but had accrued a reserve for financial reporting purposes in the full amount of such credits. The injunction was lifted in May 1995 and the Brazilian Coca-Cola bottlers association appealed the decision.

     During November 1999 the Brazilian Coca-Cola bottlers association obtained a favorable judgment by the highest Brazilian appellate court. Pursuant to this decision the matters related to excise taxes were resolved in our favor.

Legal Proceeding Associated with the Solicitation by Certain Independent Distributors in Venezuela to Form a Distributors Union.

     During 1999, a group of independent distributors of Panamco Venezuela commenced a proceeding to incorporate an union of distributors. If this effort is successful, these distributors could, among other things, demand on an individual basis, certain labor and severance rights against Panamco Venezuela.

     Since the incorporation process began, Panamco Venezuela has vigorously opposed its formation through all available legal channels. On February 2000, Panamco Venezuela presented a nullity recourse against the union incorporation solicitation, as well as an injunction request before the Venezuelan Supreme Court. A decision on the injunction request should be obtained during the coming weeks and a final decision on the nullity recourse should be issued by the Supreme Court within the next 12 to 16 months.

     At this point, the Company believes that it will obtain a favorable outcome on the recourses presented to the Supreme Court, and that the ultimate disposition of this case will not have a material adverse effect on the Company.

     In addition, other legal proceedings are pending against or involve the Company and its subsidiaries, which are incidental to the conduct of their businesses. The Company believes the ultimate disposition of such other proceedings will not have a material adverse effect on its consolidated financial condition.

ITEM 4. CONTROL OF REGISTRANT

General

     We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

     We have two classes of Common Stock and one series of Preferred Stock: the Class A Common Stock, which currently has no voting rights, the Class B Common Stock, which is entitled to one vote per share and the Series C Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"), which currently has voting rights as described in detail below. The holders of Class B Common Stock have the exclusive power to elect the Board of Directors and to determine the outcome of all matters to be decided by a vote of the shareholders. Class A Common Stock will not have voting rights unless certain events occur which will cause all outstanding shares of Class B Common Stock to be converted into shares of Class A Common Stock, at which point each share of Class A Common Stock will carry one vote. Such events, which may never occur, are specified in the our Articles of Incorporation. Coca-Cola is the sole holder of the Series C Preferred Stock.

     Members of the Board of Directors, the advisory board and the executive officers of the Company beneficially own 8,181,009 shares of Class B Common Stock or approximately 91.2% of the outstanding shares of such class as of May 11, 2000, of which 5,155,052 shares are subject to the Voting Trust (as defined below).

     The following table sets forth beneficial ownership of the Class B Common Stock as of May 11, 2000 with respect to each person known by the Company to own beneficially more than 10% of the outstanding shares of Class B Common
Stock:

                                            Shares of Class B     Percent of
Owner                                         Common Stock          Class

Lt. Gen. Donald Colin Mackenzie,
  Mr. James M. Gwynn, Mr. Woods W. Staton
  Welten and Mr. Stuart A. Staton in then
  capacities as Voting Trustees under the
  Voting Trust Agreement*...............        5,155,052           57.5%

Coca-Cola...............................        2,247,113           25.0%

---------
* Except as otherwise indicated above, each of the persons named in the table has sole voting and investment power with respect to the shares beneficially owned as set forth opposite such person's name.


     The holder of the Series C Preferred Stock (the "Holder") is not entitled to receive any dividends with respect to the Series C Preferred Stock and is entitled to a preference on the liquidation, dissolution or winding-up of the Company of $1.00. Pursuant to the Certificate of Designation for the Series C Preferred Stock, we have agreed not to take certain actions without the approval of the Holder, including, but not limited to: (i) certain consolidations, mergers and sales of substantially all of our assets; (ii) any acquisition or sale of a business (or an equity interest therein) if the purchase price or sales price thereof, as the case may be, exceeds a material amount (as defined therein); (iii) entry into any new significant line of business or termination of any existing significant line of business; (iv) certain capital expenditures and acquisitions and dispositions of fixed assets; (v) certain transactions with affiliates (as defined); (vi) certain changes in our policy with respect to dividends or distributions to shareholders; and (vii) certain changes to our Articles of Incorporation or By-laws. These rights are subject to certain exceptions and qualifications and may be suspended or terminated in certain circumstances.

     The Holder has no voting rights except as provided for above and except for any voting rights provided by law. The Holder is entitled to designate for election to the Board of Directors a certain number of designees depending on the percentage of the outstanding capital stock beneficially owned by it.

     The Holder of the Series C Preferred Stock has certain rights to purchase additional shares of common stock issued by the Company to maintain its proportionate interest, subject to certain exceptions and limitations.

     The Series C Preferred Stock may not be transferred to any person other than Coca-Cola or a corporation 100% of the capital stock of which (other than directors' qualifying shares or shares held by persons to comply with local law) is owned, directly or indirectly, by Coca-Cola; provided that if such subsidiary is a person other than the Coca-Cola Export Corporation ("Export"), such subsidiary shall have agreed to be bound by the provisions of the Investment Agreement (as defined below). Upon any transfer in violation of such restrictions, the Series C Preferred Stock shall convert automatically to a share of Class A Common Stock.

     Pursuant to the investment agreement (the "Investment Agreement") dated November 1, 1995, between us and Export, a wholly owned subsidiary of Coca-Cola, for so long as Export is entitled to delegate one or more individuals for election to our Board of Directors, in the event of certain subsequent new issues of Common Stock, Coca-Cola will have the right to purchase shares of Common Stock from us (on the terms of such new issue) in order to maintain its economic and voting interest in Panamco. Under certain circumstances (but not currently), Export has the right to request that we file a registration statement so as to permit or facilitate the sale or distribution of shares of Class A Common Stock beneficially owned by Coca-Cola. In addition, in certain instances (but not currently), when we propose to register under the Securities Act of 1933 shares of our Common Stock in connection with an underwritten offer for our own account, we must offer Export the opportunity to include in such registration statement shares of Common Stock beneficially owned by Coca-Cola.

Voting Trust

     The beneficial owners of 5,155,052 shares of Class B Common Stock, who are no longer the holders of record of such shares, representing approximately 58% of the shares of such class, have entered into a Voting Trust Agreement, amended and restated as of April 20, 1993, as amended (the "Voting Trust"), among such beneficial owners and Lt. Gen. Donald Colin Mackenzie, Mr. James M. Gwynn, Mr. Woods W. Staton Welten and Mr. Stuart A. Staton, as the voting trustees (the "Voting Trustees"). The Voting Trust will expire on January 11, 2013. The Voting Trust may be amended at any time by the holders of voting trust certificates representing 70% of the shares subject to the Voting Trust. Under the terms of the Voting Trust, the Voting Trustees may vote as they, in their sole discretion, deem to be in the best interests of the holders of the voting trust certificates. However, the Voting Trustees are not permitted to vote on any proposal for a merger, consolidation or certain other significant transactions involving the Company, except as directed by the individual holders of the voting trust certificates (or, if no such direction is received, in accordance with the recommendation of our Board of Directors). The Voting Trustees also agreed with Coca-Cola and Export (i) to vote for Coca-Cola's designees for election to our Board of Directors and (ii) not to take any action or cause us to take any action the effect of which would circumvent or adversely affect or be inconsistent with any of the terms of the Series C Preferred Stock. The Voting Trustees have also agreed with Venbottling to vote for Venbottling's designees for election to our Board of Directors. The Voting Trustees are directors of the Company. See "Item 10.--Directors and Officers of Registrants".

     The Voting Trustees will serve for five-year terms, unless earlier removed by the holders of voting trust certificates representing 70% of the shares subject to the Voting Trust. Effective January 11, 1998, Messrs. Mackenzie, Gwynn and Staton Welten were reelected as Trustees and Mr. Stuart
A. Staton was elected Trustee and also a member of our Board of Directors for the first time. The Voting Trustees are not permitted to transfer the shares of Class B Common Stock or any other voting securities which may be held in the Voting Trust. The Voting Trust is on file at our registered office, Dresdner Bank, Seventh Floor, 50th Street, City of Panama, Republic of Panama, and is available on request of the Secretary. No holder of voting trust certificates issued pursuant to the Voting Trust beneficially owns more than 10% of the Class B Common Stock.

ITEM 5. NATURE OF TRADING MARKET

     As of April May 11, 2000, we had approximately 1,562 holders of record of an aggregate of approximately 119,761,806 shares of Class A Common Stock outstanding. As of May 11, 2000, there were an estimated 310 U.S. holders of record of the Class A Common Stock. As of May 11, 2000, to our knowledge approximately 91.4 % of the total outstanding Common Stock was held of record by persons in the United States.

     The Class A Common Stock has been listed and traded on the NYSE under the symbol "PB" since September 21, 1993. The following table sets forth the range of high and low closing sale prices of the Class A Common Stock as reported on the NYSE during the periods shown:

                                                High            Low
1998:
       First Quarter......................     $40.125        $35.068
       Second Quarter.....................     $41.375        $31.375
       Third Quarter......................     $34.563        $15.000
       Fourth Quarter.....................     $24.313        $16.500
1999:
       First Quarter......................     $21.750        $14.625
       Second Quarter.....................     $27.063        $17.500
       Third Quarter......................     $24.250        $16.563
       Fourth Quarter.....................     $23.438        $14.813

2000:  First Quarter......................     $20.500        $16.063


     On May 11, 2000, the closing sale price of the Class A Common Stock on the NYSE was $17.437 per share.

     Certain Restrictions on Transfer. Our Articles of Incorporation prohibit the transfer of shares of Class A Common Stock if the proposed transferee would become the beneficial owner of 10% or more of the Class A Common Stock, unless such transfer is approved by the Board of Directors or the holders of at least 80% of the shares entitled to vote. Such restriction also applies to any transfer of shares of Class B Common Stock which are then converted into Class A Common Stock.

     Our Articles of Incorporation also provide that shares of Class B Common Stock automatically convert into a like number of shares of Class A Common Stock if transferred to any person who is not a Qualifying Transferee, or an Additional Qualifying Transferee, as defined therein.

     In addition, we are registered with the Panamanian National Securities Commission and is subject to a Panamanian statute which prohibits acquisitions of 5% or more of the outstanding voting securities of a Panama corporation without board of directors' review or shareholder approval.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     None of the countries in which we operate currently restricts the remittance of dividends paid by subsidiaries to us, although Brazil has laws in effect that impose limitations on the exchange of local currency for foreign currency at official rates of exchange. Panama does not restrict the payment of dividends by us to our shareholders. Mexico, Brazil, Colombia, Venezuela, Costa Rica, Nicaragua and Guatemala have imposed more restrictive exchange controls in the past, and no assurance can be given that more restrictive exchange control policies, which could affect the ability of the subsidiaries to pay dividends to Panamco, will not be imposed in the future. The payment of dividends by such subsidiaries is also in certain instances subject to statutory restrictions and is contingent upon the earnings and cash flow of and permitted borrowings by such subsidiaries. In addition, payment of dividends by majority-owned subsidiaries necessitates pro rata dividends to minority shareholders.

     The Mexican Government has not restricted the conversion of the peso into other currencies to pay dividends except during brief periods. However, other types of transactions have been subject to exchange controls and less favorable official rates of exchange as recently as 1991.

     Brazil currently restricts the ability of nationals and foreigners to convert the local currency into dollars or other currencies other than in connection with certain authorized transactions, which include, among others, payment of dividends in compliance with foreign investment registration regulations. In Brazil, all foreign investments must be registered with the Central Bank, which issues a certificate of registration of the foreign currency value of such investment. Without such registration, no remittances of dividends or profits may be made abroad, nor may any part of the original investment be repatriated in foreign currency. The Central Bank has issued certificates to the Company and its subsidiaries with respect to its investment in Panamco Brasil. We must obtain an amendment to our Certificate of Registration from the Central Bank upon any change in our investment in Brazil.

     In Colombia, there are no restrictions on the remittance of profits to foreign investors as long as the investment is registered with the Colombian Central Bank and the proper tax has been withheld. The Central Bank has registered the Company as a foreign investor in each of the directly owned Colombian subsidiaries, and these registrations allow Panamco to remit all dividends received from its Colombian subsidiaries, subject to payment of applicable taxes. However, under current Colombian law, whenever foreign reserve levels fall below the equivalent of three months of imports, repatriation and remittance rights may be temporarily modified.

     In April 1994 the Venezuelan government imposed controls on foreign exchange transactions. These controls were lifted in April 1996; however, there can be no assurance that such controls or regulations will not be reimposed.

     Since 1996, no substantial restrictions on the foreign exchange system remain in force in Nicaragua. Although the 1991 Foreign Investment Law, which was created to guarantee foreign investors the right to remit 100% of profits through the official exchange market, is still formally in effect, it no longer has any practical application. Since it is not mandatory, most foreign investors do not seek registration under the 1991 Foreign Investment Law. Investors, whether registered under the 1991 Foreign Investment Law or not, can freely repatriate their profits through the banking system. Profit repatriation has not been a problem in Nicaragua in recent years.

     In Guatemala there are no restrictions on the remittance of profits to foreign investors. There is no obligation for foreign investors to register their investments with any governmental office or to solicit any authorization to participate in local businesses. On February 4, 1998, the Guatemalan Congress enacted the Foreign Investment Law, which amended or, in some cases, eliminated, restrictions created in the past that affected foreign investment. Since that date, the Guatemalan government treats national and foreign investment under the same rules and conditions. There can be no assurance that prior restrictions will not be reimposed in the future.

ITEM 7. TAXATION

Introduction

     The following discussion summarizes the principal U.S. Federal income tax consequences of acquiring, holding and disposing of the Company's Class A Common Stock. The following discussion is not intended to be exhaustive and does not consider the specific circumstances of any owner of Class A Common Stock.

     The discussion is based on currently existing provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change (which change could be retroactive). The discussion is limited to United States Federal income tax matters and does not address other U.S. Federal taxes (such as estate taxes) or the state, local or foreign tax aspects of acquiring, holding and disposing of Class A Common Stock.

     The discussion is limited to holders of Class A Common Stock that do not currently own and have not owned any stock in the Company (or any of its subsidiaries) other than Class A Common Stock and that hold such shares as a capital asset (within the meaning of Section 1221 of the Code).

     There is no reciprocal tax treaty between Panama and the United States regarding withholding.

U.S. Federal Income Tax Consequences to U.S. Holders.

     The following discussion applies to a holder of Class A Common Stock who is an individual citizen or resident of the United States, a corporation created or organized in the United States or any other person subject to U.S. Federal income taxation on its worldwide income and gain ("U.S. Holders").

     Distributions by the Company. Distributions by the Company with respect to Class A Common Stock will be taxable to U.S. Holders as ordinary dividend income to the extent of the Company's current and accumulated earnings and profits. Distributions, if any, in excess of the Company's current and accumulated earnings and profits will constitute a nontaxable return of capital to a U.S. Holder to the extent of the U.S. Holder's adjusted tax basis in the Class A Common Stock and will be applied against and reduce the U.S. Holder's tax basis in such Class A Common Stock. To the extent that such distributions are in excess of the U.S. Holder's tax basis in its Class A Common Stock, the distributions will constitute capital gain. Distributions with respect to Class A Common Stock generally will not be eligible for the dividends-received deduction.

     Foreign Personal Holding Company. The Company and several of its subsidiaries may be "foreign personal holding companies" ("FPHC"). A foreign corporation is classified as an FPHC for a taxable year during which at least 60% of its gross income for the taxable year is "FPHC income" and more than 50% of the voting power or value of all stock in such corporation is owned, directly or indirectly (including shares owned through attribution), by five or fewer individuals who are United States persons. FPHC income generally includes royalties, annuities, proceeds from the sale of stock or securities, gains from futures transactions in any commodities, rents, income from personal services, dividends and interest (other than certain dividends and interest paid by a qualifying related company that is incorporated in the same country as the recipient corporation). After its initial year as an FPHC, a corporation may remain an FPHC even if only 50% of its gross income is FPHC income.

     All United States Holders that are shareholders of an FPHC are required to include in their taxable income a deemed dividend equal to their share of the corporation's "undistributed FPHC income". In general, a corporation's undistributed FPHC income is the corporation's total taxable income (which is gross income minus allowable deductions such as ordinary and necessary business expenses), with certain adjustments, less dividends paid by the corporation. Such a deemed dividend is recognized by all U.S. Holders that are shareholders of an FPHC with undistributed FPHC income, regardless of their percentage ownership in the corporation, and regardless of whether they actually receive a dividend from the FPHC.

     Because the Company intends to distribute sufficient dividends and to cause each of its FPHC subsidiaries to distribute sufficient dividends so that no FPHC will have undistributed FPHC income, it is not expected that U.S. Holders will receive deemed dividend income as a result of the FPHC rules. Nevertheless, if the Company or certain of its FPHC subsidiaries have undistributed FPHC income, U.S. Holders will recognize deemed dividend income regardless of whether they receive cash distributions from the Company.

     Controlled Foreign Corporation. Panamco and its subsidiaries may be "controlled foreign corporations" ("CFC"). A corporation is a CFC if more than 50% of the shares of the corporation, by vote or value, are owned, directly or indirectly (including shares owned through attribution, which requires treating Warrants and Securities convertible into shares actually or constructively owned by a U.S. Holder as exercised or converted), by "10% CFC Shareholders". The term CFC Shareholder means a U.S. person (including citizens and residents of the United States, corporations, partnerships, associations, trusts, and estates created or organized in the United States) who owns, or is considered as owning through attribution, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation. Each 10% CFC Shareholder in a CFC is required to include in its gross income for a taxable year its pro rata share of the CFC's earnings and profits for that year attributable to certain types of income or investments. It should be noted that income recognized by a 10% CFC Shareholder under the CFC rules would not also be recognized as undistributed FPHC income.

     A U.S. Holder will not be a "10% CFC Shareholder" and will not be subject to the CFC rules unless in the case of the Company the U.S. Holder owns 10% of the Class B Common Stock or in the case of any CFC Subsidiary of the Company, at least 10% of the value of the Company's outstanding shares or at least 10% of the voting stock in one or more of the Company's CFC subsidiaries), in each case directly or indirectly (including shares owned through attribution).

     Passive Foreign Investment Company. A "passive foreign investment company" ("PFIC") is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. However, a corporation that is a CFC shall not be treated as a PFIC with respect to a shareholder who is a 10% CFC shareholder.

     Neither the Company  nor any of its  subsidiaries  has been or is a PFIC, and the Company intends to conduct its affairs so as to avoid the classification of the Company and its subsidiaries as PFICs. However, if ever applied to the Company, the PFIC rules could produce significant adverse tax consequences for a U.S. Holder, including the imposition of the highest tax rate on income or gains allocated to prior PFIC years and an interest charge on U.S. Federal income taxes deemed to have been deferred.

     Foreign Tax Credits. Dividends received from the Company generally will be characterized as passive income, and any U.S. tax imposed on these dividends cannot be offset by excess foreign tax credits that a U.S. Holder may have from foreign-source income not qualifying as passive income.

     Dispositions of Stock. In general, any gain or loss on the sale or exchange of Class A Common Stock by a U.S. Holder will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the Class A Common Stock for more than 12 months. For noncorporate U.S. Holders, long-term capital gain generally will be subject to U.S. Federal income tax at a maximum rate of 20% if the underlying Class A Common Stock has been held for more than 12 months. There are limits on the deductibility of capital losses.

     Information Reporting and Backup Withholding Requirements with Respect to U.S. Holders. United States information reporting requirements may apply with respect to the payment of dividends on the Class A Common Stock. Under Treasury Regulations currently in effect, no backup withholding is generally required for dividend payments by the Company to U.S. Holders. Under recently finalized Treasury Regulations, however, noncorporate U.S. Holders may be subject to backup withholding at the rate of 31% with respect to dividends paid by the Company after December 31, 2000 when a U.S. Holder (i) fails to furnish or certify a correct taxpayer identification number to the payor in the manner required, (ii) is notified by the IRS that it has failed to report payments of interest or dividends properly or (iii) fails, under certain circumstances, to certify that it has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments.

     Form 5471 Reporting Requirements. U.S. Holders may be required to file IRS Form 5471 under certain circumstances. A U.S. Holder is not subject to Form 5471 filing requirements unless (after the application of the relevant attribution rules) the U.S. Holder: (i) owns 10% or more of the value of the outstanding stock of the Company or a subsidiary that is an FPHC; (ii) meets the 10% stock ownership requirements with respect to the Company or one or more of its subsidiaries when such corporation is "reorganized", acquires stock in the Company or one of its subsidiaries which, when added to any stock owned on the date of acquisition, meets the 10% stock ownership requirement, acquires stock (without regard to stock already owned on the date of acquisition) that meets the 10% stock ownership requirement, or disposes of sufficient stock to reduce its ownership interest to less than the 10% stock ownership requirement; (iii) is a person who owns any shares in a captive insurance company which is owned 25% or more by U.S. persons; (iv) is a 10% CFC shareholder of the Company or one or more of its subsidiaries; (v) is an officer or director of the Company or one or more of its subsidiaries; or (vi) owns more than 50% of the total combined voting power of all classes of stock entitled to vote, or more than 50% of the total value of all shares of stock in the Company or one or more of its subsidiaries. For purposes of section
(ii) above, the term "10% stock ownership requirement" means direct or indirect ownership of 10% or more of the total value of the corporation's stock, or 10% or more of the total combined voting power of all classes of stock with voting rights. A United States person required to file a Form 5471 to report its ownership of Class A Common Stock may also be required to file one or more Forms 5471 for various subsidiaries of the Company. As long as the reporting requirements above have been met, no U.S. Income Withholding Tax is required on dividends paid.

     Failure to provide the information required by Form 5471 may result in substantial civil and criminal penalties. Each prospective shareholder should consult its own tax advisor with respect to the specific requirements for filing Forms 5471.

U.S. Federal Income Tax Consequences to Non-U.S. Holders.

     The following discussion summarizes the U.S. Federal income tax consequences of acquiring, holding and disposing of Class A Common Stock by a holder of Class A Common Stock that is not a U.S. Holder (a "Foreign Holder"), is not engaged in the conduct of a trade or business in the United States and is not present in the United States for 183 days or more during the taxable year.

     Distributions. Distributions by the Company to a Foreign Holder would be subject to withholding of U.S. Federal income tax only if 25% or more of the gross income of the Company (from all sources for the three-year period ending with the close of the taxable year preceding the declaration of the dividend) was effectively connected with the conduct of a trade or business in the United States by the Company. The Company anticipates that it will recognize income that is effectively connected with the conduct of a trade or business in the United States. However, the income that is effectively connected with the conduct of a trade or business in the United States should not represent 25% or more of the gross income of the Company. Accordingly, dividends paid to Foreign Holders are not expected to be subject to U.S. Federal income or withholding tax unless the Company's sources of income significantly change.

     Dispositions of Shares. A Foreign Holder generally will not be subject to United States Federal income or withholding tax in respect of gain recognized on the disposition of Class A Common Stock.

     Information Reporting and Backup Withholding Requirements with Respect to Foreign Holders. Currently, U.S. information reporting requirements and backup withholding will not apply to dividends on the Class A Common Stock paid to Foreign Holders at an address outside the United States (provided that the payor does not have definite knowledge that the payee is a United States person). After December 31, 2000, Foreign Holders may be required to comply with certification and identification procedures to prove their exemption from information reporting and backup withholding requirements. As a general matter, information reporting and backup withholding will not apply to a payment of proceeds from a sale of the Class A Common Stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale effected outside the United States of the Class A Common Stock through a "U.S. Broker", unless the broker has documentary evidence in its records that the holder is not a United States person and has no actual knowledge that such evidence is false, or the Foreign Holder otherwise establishes an exemption. For purposes of the preceding sentence, a U.S. Broker is a broker that is a United States person or has certain other connections to the United States. Payment by a broker of the proceeds of a sale of the Class A Common Stock effected inside the United States is subject to both backup withholding and information reporting unless the Foreign Holder certifies under penalties of perjury that he is not a United States person and provides his name and address or the Foreign Holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Foreign Holder will be allowed as a refund or a credit against such Foreign Holder's United States Federal income tax, provided that the required information is furnished to the IRS. As long as the reporting requirements above have been met, no U.S. Income Withholding Tax is required on dividends paid.

Panamanian Taxation

     The principal Panamanian tax consequences of ownership of Shares are as follows. The following discussion is based upon advice of the Company's Panamanian counsel Arias, Fabrega & Fabrega.

     General. Panama's income tax is exclusively territorial. Only income actually earned from sources within Panama is subject to taxation. Income earned by Panamanian corporations from offshore operations is not taxable in Panama. The territorial principle of taxation has been in force throughout the history of the country and is supported by legislation, administrative regulations and court decisions.

     The Company is not subject to taxes in Panama because almost all of its income arises from the activities of its subsidiaries which are conduced entirely offshore from Panama. This is the case even though the Company maintains its registered office and permanently employs administrative personnel in Panama.

     Taxation of Capital Gains. There are no taxes on capital gains realized by an individual or corporation regardless of its nationality or residency on the sale or other disposition of Shares since the Company has been registered with Panama's National Securities Commission ("PNSC"). However, even if the Company were not registered with the PNSC, any gain arising from the sale or disposition of shares should not be deemed taxable in Panama on the basis of the already- mentioned principles of territorial taxation, inasmuch as the value of such Shares is ultimately determined upon assets and activities which are held or conducted almost entirely outside of Panama.

     Taxation of Distributions. Dividends and similar distributions paid by the Company in respect to Shares are also exempted from dividend taxes, otherwise payable by withholding at source on such income, under the aforementioned territorial principles of taxation since Panamanian dividend taxes do not arise on dividends and similar distributions of non-Panamanian source income or on income which is exempt from Panama's income tax.

     The preceding summary of certain Panamanian tax matters is based upon the tax laws of Panama and regulations thereunder currently in effect and is subject to any subsequent change in Panamanian laws and regulations which may come into effect.

ITEM 8. SELECTED FINANCIAL DATA

                    SELECTED CONSOLIDATED FINANCIAL DATA(1)
               (Amounts in thousands, except per share amounts)


     The following table sets forth selected consolidated financial and operating data for the Company. The selected financial data have been derived from the consolidated financial statements of the Company. The audited consolidated financial statements of the Company for the three years ended December 31, 1999, are included elsewhere herein and have been audited by Arthur Andersen, independent public accountants, whose audit report is also included herein. All of the consolidated financial statements referred to above have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars. The selected consolidated financial and operating data should be read in conjunction with "Item 9.--Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere herein.

                                                                 Year Ended December 31,(1)
                                                                  --------------------------
                                                1995(7)        1996(8)       1997(9)       1998(10)          1999
                                                -------        -------       -------       --------          ----
Statement of Operations Data:
Net sales................................     $1,609,437     $1,993,087    $2,510,210     $2,773,276     $2,415,817
Cost of sales, excluding depre-
 ciation and amortization................        903,763      1,152,021     1,327,443      1,425,246      1,191,883
                                              ----------    -----------   -----------    -----------    -----------
Gross profit.............................        705,674        841,066     1,182,767      1,348,030      1,223,934
Operating expenses:
 Selling and distribution................        361,142        425,955       563,917        657,138        572,038
 General and administrative..............        109,393        132,101       193,437        222,327        251,450
 Depreciation and amortization,
     excluding goodwill(2)(4)............         74,125         99,114       159,371        253,112        214,539
 Amortization of goodwill................          7,036          6,379        20,121         35,739         36,284
 Facilities reorganization

     charges(11).........................              -              -             -              -         35,172
                                             -----------    -----------   -----------      ---------      ---------
     Total operating expenses............        551,696        663,549       936,846      1,168,316      1,109,483
                                             -----------    -----------   -----------      ---------      ---------
Operating income.........................        153,978        177,517       245,921        179,714        114,451
Interest income .........................          4,839         20,229        22,006         12,817         28,962
Interest expense.........................        (41,792)       (43,844)      (60,889)       (98,152)      (129,072)
Other income (expense), net(3)...........          2,798         24,074        44,033         22,136        (39,296)
Nonrecurring income, net(4)..............         11,177         11,646             -         60,486              -
                                             -----------    -----------   -----------      ---------      ---------
Income (loss) before income taxes........        131,000        189,622       251,071        177,001        (24,955)
Income taxes (4).........................         44,999         53,580        57,302         51,374         31,254
                                             -----------    -----------   -----------      ---------      ---------
Income (loss) before minority
interest.................................         86,001        136,042       193,769        125,627        (56,209)
Minority interest in earnings of

 subsidiaries............................         15,427         18,462        19,934          5,305          3,695
                                             -----------    -----------   -----------     ----------      ---------

Net income (loss)........................    $    70,574    $   117,580   $   173,835     $  120,322    $   (59,905)
                                             ===========    ===========   ===========     ==========    ===========
Basic earnings (loss) per share(5).......    $      0.88    $      1.22   $      1.44     $     0.93    $     (0.46)
                                             ===========    ===========   ===========     ==========    ===========
Diluted earnings (loss) per share (5)....    $      0.87    $      1.21   $      1.43     $     0.92    $     (0.46)
                                             ===========    ===========   ===========     ==========    ===========

Other Data:

Total product unit case volume...........        675,560        766,485     1,010,960      1,174,035      1,163,117
Dividends per share......................    $        16    $        18   $        21     $       24    $        24
Weighted average shares outstanding (basic)(5)    80,726         96,522       120,841        129,538        129,683


                                                          Year Ended December 31,(1)
                                                          --------------------------
                                          1995(7)      1996(8)       1997(9)      1998(10)         1999
                                          -------      -------       ------       --------         ----
Weighted average shares outstanding
 (diluted)(5).......................       80,806       97,065       121,969       130,792       130,005
Capital expenditures(6).............   $  217,843   $  122,897    $  208,669    $  302,215    $  163,203
Cash Operating Profit...............   $  235,139   $  283,010    $  425,413    $  468,565    $  385,544
Balance Sheet Data (end of period):
Cash and equivalents................   $   42,684   $  251,273    $  332,995    $  131,152    $  152,648
Property, plant and equipment, net..      633,435      684,050     1,119,515     1,307,590     1,218,383
Total assets........................    1,397,668    1,705,385     3,587,069     3,647,690     3,613,122
Total long-term obligations.........      322,103      404,533       897,056       964,525     1,437,834
Minority interest...................       67,310       59,734        26,783        26,243        27,974
Shareholders' equity................      609,079      973,994     1,937,770     1,978,234     1,751,896

[FN]
     ------------
(1) The results of the Colombian and Venezuelan subsidiaries for all periods, the Mexican subsidiaries for 1997 and 1998 and the Brazilian subsidiaries for 1996 and 1997, have been remeasured in U.S. dollars, the reporting and functional currency, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", as it applies to highly inflationary economies such as those in which the subsidiaries operate. See Note 1 of "Notes to Consolidated Financial Statements".
(2) Includes breakage of bottles and cases and amortization expense related to new introductions. See Note 1 of "Notes to Consolidated Financial Statements".
(3)  See Note 13 of "Notes to Consolidated Financial Statements".
(4) In the fourth quarter of 1995, a nonrecurring credit of $11.2 million ($6.6 million after taxes and minority interest) was recorded. This credit consisted of a benefit related to the approval by the Brazilian government of credits for sales taxes previously paid on product samples. During 1996, three separate nonrecurring credits of $3.9, $3.2 and $4.5 million were recorded. These credits consisted of the recovery of previously paid excise taxes on refillable plastic containers purchased in prior periods, a net credit relating to the credits for previously paid sales taxes on product samples, and a net credit due to the recovery of previously paid excise taxes on interest charged to customers, respectively.

     During 1998, Panamco Brasil conducted a study to evaluate the expected future utilization of returnable product presentations in the Brazilian market, having observed accelerated demand for, and utilization of, nonreturnable presentations in the marketplace. The results of this study show that the use of nonreturnable presentations will continue to increase in the Brazilian market. Therefore, the Company has adjusted the carrying value of bottles and cases to reflect their estimated use in the marketplace by charging $36.5 million to the 1998 operating results, increasing total depreciation and amortization expense, and reducing the current year tax provision by $12.1 million. See Note 1 of "Notes to Consolidated Financial Statements".

     Additionally, Panamco Brasil reversed a contingency reserve recorded in prior years for excise tax credits taken on purchases of concentrate between February 1991 and February 1994. The Company had previously accrued this reserve in the full amount of such credits. Panamco Brasil reversed this reserve in 1998 because during 1998 the Brazilian Supreme Court resolved similar claims of other bottlers in favor of the bottlers.

     The reversal of the excise tax reserve amounted to $60.5 million and was credited to Nonrecurring income, in the income statement. Income tax credits recorded in this reserve, amounting to $20.0 million, were also reversed and charged directly to income in the provision for income tax in 1998. See Note 10 of "Notes to Consolidated Financial Statements".
(5) Dividends per share reflect the amounts declared and paid during the applicable period. Earnings per share, dividends per share and shares outstanding for all periods have been adjusted to give effect to the two-for-one stock split effected on March 31, 1997.
(6)  Does not include purchases of bottles and cases.

(7) Includes three months of net sales and net income of $18.4 million and $2.2 million, respectively, from the acquisition of Panamco Costa Rica in 1995.
(8) Includes six months of net sales and net income of $7.1 million and $0.6 million, respectively, from the acquisition of additional franchises in Costa Rica in 1996.
(9) Includes eight months of net sales and net income of $349.5 million and $49.5 million, respectively, from Panamco Venezuela, and five months of net sales and net income of $18.6 million and $0.7 million, respectively, from Panamco Nicaragua.
(10) Includes nine months of net sales and net income of $45.1 million and $2.1 million, respectively, from the Panamco Guatemala, and four months of net sales and net income of $4.2 million and $0.9 million, respectively, from R.O.S.A.
(11) Facilities reorganization charges in 1999 are related to a workforce reduction in Brazil and Venezuela, and write-off of physical assets in Venezuela and Colombia. See Note 1 of "Notes to Consolidated Financial Statements".



ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     The following discussion addresses the financial condition and results of operations of Panamco and its consolidated subsidiaries. This discussion should be read in conjunction with our audited consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 and the notes thereto included elsewhere herein.

     In March 1998, we completed the acquisition of our Guatemalan subsidiary, Panamco Guatemala. We began consolidating the results of Panamco Guatemala as of April 1, 1998. In September 1998, we acquired all the capital stock of
Refrigerantes do Oeste, S.A. ("R.O.S.A."), which produces, sells and distributes Coca-Cola products in the western part of Brazil in the state of Matto Grosso do Sul. We began consolidating the results of R.O.S.A. as of September 1, 1998.

     In 1998, we created a "Panamco Central America" group, which consists of Panamco Costa Rica, Panamco Nicaragua and Panamco Guatemala. The financial condition and results of operations of these three companies have been reported together in the financial statements of Panamco Central America.

     In February 1999, we formed the North Latin American Division, which consists of Panamco Mexico and Panamco Central America. We will continue to report these results of operations separately.

     Unit case means 192 ounces of finished beverage product (24 eight-ounce servings). Average sales prices per unit case means net sales in U.S. dollars for the period divided by the number of unit cases sold during the same period. Cash operating profit means operating income plus depreciation and amortization of goodwill and noncash facilities reorganization charges.

Inflation

Effect of Inflation on Financial Information

     Our net sales, and almost all operating costs, in each of Mexico, Brazil, Colombia, Venezuela, Costa Rica, Nicaragua and Guatemala, are denominated in the currency of such country. In accordance with

Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS 52"), the financial statements of our subsidiaries are remeasured or translated into U.S. dollars for purposes of the preparation of the consolidated financial statements. (See Note 1 of "Notes to Consolidated Financial Statements"). Borrowings and purchases of machinery and equipment are often made in U.S. dollars. During any period when the rate of inflation in a particular country exceeds the rate of devaluation of the local currency against the U.S. dollar, all income statement amounts tend to be higher when translated into U.S. dollars than would be the case in the absence of such an excess. Conversely, if devaluation exceeds inflation, income statement amounts tend to be lower when translated into U.S. dollars.

     The following table compares the rate of inflation, as measured by certain national consumer price indices in the seven countries, with the rate of devaluation for the periods shown:

                                         Year Ended December 31,(1)
                                         -------------------------
                                           1997    1998      1999
                                         -------  -------  -------

Mexico
  Inflation...........................     16%      19%      12%
  Currency Devaluation (Revaluation)..      3%      22%      (4%)

Brazil
  Inflation...........................      4%       2%       8%
  Currency Devaluation................      7%       8%      48%

Colombia
  Inflation...........................     18%      18%      10%
  Currency Devaluation................     29%      19%      22%

Venezuela
  Inflation...........................     38%      30%      20%
  Currency Devaluation................      6%      12%      15%

Costa Rica
  Inflation...........................     11%      11%      10%
  Currency Devaluation................     11%      11%      10%

Nicaragua
  Inflation...........................      8%      18%       7%
  Currency Devaluation................     12%      12%      10%

Guatemala
  Inflation...........................       -       8%       5%
  Currency Devaluation................       -      11%      15%


(1) Inflation figures are based on the applicable Consumer Price Index and currency devaluation figures are based on official U.S. dollar exchange rates at year-end.


     In addition, the level of inflation has a direct impact on the method used to translate the financial statements from the local currency to the reporting currency. SFAS 52 provides that, in a highly inflationary economy (defined as having cumulative inflation for the three-year period preceding the balance sheet date of approximately 100% or more), the effect of exchange rate fluctuations on the translation is included in the determination of net income for the period and is distributed as gains or losses to the related income statement accounts. Such gains and losses do not affect the income statement of companies operating in economies which are not considered highly inflationary but are instead included as part of the accumulated other comprehensive income as a component of shareholders' equity.

     Beginning in 1998, we discontinued classifying Brazil as a highly inflationary economy and accordingly, the functional currency of our Brazilian operations is the Brazilian real.

     Costa Rica, Nicaragua and Guatemala are not classified as highly inflationary economies and the functional currencies for financial reporting purposes under accounting principles generally accepted in the United States are the colon, cordoba and quetzal, respectively.

     Colombia and Venezuela are currently classified as highly inflationary economies and accordingly their financial statements have been remeasured into U.S. dollars in accordance with SFAS 52. Venezuela was not classified as a highly inflationary economy in 1997.

     In 1997 and 1998 Mexico was classified as a highly inflationary economy. Since 1999, Mexico has not been classified as a highly inflationary economy and as a result the functional reporting currency for Mexico since 1999 has been the Mexican peso.

Effect of Inflation and Changing Prices on Operations

     In addition to high inflation, our operations are carried out in countries which in the past experienced, and may in the future experience, government price controls. While price controls have been a limiting factor, we have been generally effective in the recent past in increasing prices in local currency terms at least at the rate of inflation. All of our costs are affected by the high rates of inflation in the countries in which we operate. In general, transactions in these countries are effectively tied to inflation either through pricing, contract indexing, statute or informal practice.

     Although currently there are no formal price controls on soft drinks in our franchise territories, price and wage controls remain in effect in Mexico and Brazil for certain other products and services, and price increases for soft drinks in Mexico and Colombia are subject to the informal approval of the respective governments.

     Our sales also have been, and may in the future be, adversely affected when wages rise more slowly than the rate of inflation, resulting in a loss of consumer purchasing power. This has been the case in Brazil, Venezuela, and Colombia recently as a result of the devaluations as discussed above.

     In Mexico, Brazil, Colombia, Venezuela, Costa Rica and Nicaragua, income taxes are indexed to reflect the effects of inflation; however, the effects of inflation are calculated differently for purposes of local taxation and financial reporting.

Seasonality

     Soft drink sales are generally higher during the December holidays and during the hottest and driest periods (with rainfall varying from year to year). For this reason, we typically experience our best results of operations in the second and fourth quarters. However, the seasonality effect is tempered in our case because of the difference in the timing of the summer months in the countries in which we operate. In

Brazil, summer occurs during November, December and January, while summer occurs in Mexico, Colombia, Venezuela, Costa Rica, Guatemala and Nicaragua during the months of June, July and August.

Forward-Looking Statements

     The nature of our operations and the environment in which we operate subject us to changing economic, competitive, regulatory and technological conditions, risks and uncertainties. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we note the following facts which, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied in this document.

     Forward-looking statements, contained in this document include the amount of future capital expenditures and the possible uses of proceeds from any future borrowings. The words believes, intends, expects, anticipates, projects, estimates, predicts, and similar expressions are also intended to identify forward-looking statements. Such statements, estimates, and projections reflect various assumptions by our management, concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. Factors that could cause results to differ include, but are not limited to, changes in the soft drink business environment, including actions of competitors and changes in consumer performance, changes in governmental laws and regulations, including income taxes, market demand for new and existing products and raw material prices. Accordingly, we cannot assure you that such statements, estimates and projections will be realized. The forecasts and actual results will likely vary and those variations may be material. We make no representation or warranty as to the accuracy or completeness of such statements, estimates or projections contained in this document or that any forecast contained herein will be achieved.

Consolidated Results of Operations

     The following table sets forth our selected consolidated financial data for the periods indicated, expressed as a percentage of net sales:

                                          Year Ended December 31,
                                       -----------------------------
                                        1997       1998        1999
                                       ------     ------      ------
Statement of Operations Data:

Net sales                               100.0%     100.0%     100.0%
Cost of sales                            52.9       51.4       49.3
                                       ------     ------     ------
Gross profit                             47.1       48.6       50.7
Operating expenses:
  Selling and distribution               22.5       23.7       23.7
  General and administrative              7.7        8.0       10.4
  Depreciation and amortization,
  excluding goodwill                      6.3        9.1        8.9
  Amortization of goodwill                0.8        1.3        1.5
  Facilities reorganization charges        -          -         1.5
                                       ------     ------     ------
    Total                                37.3       42.1       46.0
                                       ------     ------     ------
Operating income                          9.8        6.5        4.7
Interest (expense), net                  (1.5)      (3.1)      (4.1)
Other income (expense), net               1.8        0.8       (1.6)
Nonrecurring income, net                   -         2.2         -
                                       ------     ------     ------
Income (loss) before income taxes        10.1        6.4       (1.0)

                                          Year Ended December 31,
                                       -----------------------------
                                        1997       1998        1999
                                       ------     ------      ------

Income taxes                              2.3        1.9        1.3
                                       ------     ------      ------
Income (loss) before minority
  interest                                7.8        4.5       (2.3)
Minority interest                         0.9        0.2        0.2
                                       ------     ------      ------
Net income (loss)                         6.9%       4.3%      (2.5)%
                                       ======     ======      ======



Minority Interests in Results of Operations

     We conduct our operations through tiers of subsidiaries in which, in some cases, minority shareholders hold interests.

     The aggregate minority interest in our income before minority interest during a fiscal period is a function of the relative levels of income generated by each of the consolidated subsidiaries and the percentage of each subsidiary's capital stock owned by minority shareholders. As of December 31, 1999, our ownership interests in our Mexican, Brazilian and Colombian holding companies were approximately 98%, 98% and 97%, respectively. This includes acquisitions made in 1997 and 1998 that increased our effective ownership interest in Panamco Mexico, from 74% to 98% and in Panamco Brasil from 96% to 98%. We own 100% of our operations in Costa Rica, Venezuela, Nicaragua and Guatemala. Our country level holding companies own interests ranging from 50% to 100% in our approximately 60 consolidated subsidiaries.

     As a result of the net loss at certain of our subsidiaries for the year ended December 31, 1999, minority shareholdings in our consolidated subsidiaries represented an interest in the aggregate of approximately 6.6% of consolidated net loss before minority interest. Because we have varying percentage ownership interests in our approximately 100 consolidated subsidiaries, the amount of the minority interest in income or loss before minority interest during a period depends upon the revenues and expenses of each of the consolidated subsidiaries and the percentage of each of such subsidiary's capital stock owned by minority shareholders during such period.

     Income statement and balance sheet data for our subsidiaries Panamco Mexico, Panamco Brasil, Panamco Colombia, Panamco Venezuela and Panamco Central America, are presented on the following pages. The data presented as of and for each of the three years in the period ended December 31, 1999 have been derived from the audited consolidated financial statements of Panamco Mexico, Panamco Colombia, Panamco Venezuela, Panamco Costa Rica, Panamco Nicaragua and Panamco Guatemala, and the audited combined financial statements of Panamco Brasil, as the case may be, which financial statements are not included herein. As set forth in such income statement and balance sheet data, minority interest in the Panamco Mexico, Panamco Brasil and Panamco Colombia subsidiaries and net income attributable to the Panamco Mexico, Panamco Brasil and Panamco Colombia holding companies give effect to minority shareholdings below the country holding company level. Minority interest in the Panamco Mexico, Panamco Brasil and Panamco Colombia holding companies refers to the aggregate minority interest in the net income of the respective country level holding company. Net income attributable to Panamco gives effect to the deduction from net income of the minority interests at both the country level holding company and the subsidiary levels.


                                Panamco Mexico
              (U.S. dollars in thousands, except for unit cases)

                                                                    Year Ended December 31,
                                                             -----------------------------------
                                                                1997         1998         1999
                                                             ----------   ---------    ---------
Statements of Operations Data:

     Net sales                                               $ 546,772    $ 638,481    $ 794,812
     Cost of sales, excluding depreciation and amortization    267,341      306,124      374,506
     Operating expenses                                        196,260      237,070      287,118
                                                             ---------    ---------    ---------
     Operating income                                           83,171       95,287      133,188
     Interest (expense), net                                    (6,846)      (9,984)     (11,849)
     Other income, net                                           9,569       10,768        7,589
                                                             ---------    ---------    ---------
     Income before income taxes                                 85,894       96,071      128,928
     Income taxes                                               31,187       30,517       41,849
                                                             ---------    ---------    ---------
     Income before minority interest                            54,707       65,554       87,079
     Minority interest in Panamco Mexico subsidiaries            4,083        2,476        3,288
                                                             ---------    ---------    ---------
     Net income attributable to Panamco Mexico holding
     company                                                    50,624       63,078       83,791
     Minority interest in Panamco Mexico holding company        11,423        1,172        1,556
                                                             ---------    ---------    ---------
     Net income attributable to Panamco                      $  39,201    $  61,906    $  82,235
                                                             =========    =========    =========


Margin Analysis (as a percent of net sales):
     Operating income                                            15.2%        14.9%        16.8%
     Income before minority interest                             10.0%        10.3%        11.0%
     Net income attributable to Panamco Mexico holding
     company                                                      9.3%         9.9%        10.5%
     Net income attributable to Panamco                           7.2%         9.7%        10.3%
     Cash Operating Profit                                       19.3%        20.7%        21.8%

Unit Case Sales Data (in millions):
     Soft drinks                                                 230.5        256.7        270.0
     Water                                                        73.4        110.6        136.4
     Other products                                                1.1          1.4          2.3

Other Data:
     Depreciation and amortization                           $  22,254    $  37,132    $  40,356
     Capital expenditures                                    $  52,972    $  64,047    $  57,919
     Cash Operating Profit                                   $ 105,425    $ 132,419    $ 173,544


                                                                    Year Ended December 31,
                                                             -----------------------------------
                                                                1997         1998         1999
                                                             ----------   ---------    ---------
Balance Sheet Data:
     Cash and equivalents                                    $  18,903    $  10,727    $  38,937
     Property, plant and equipment, net                        207,851      258,856      299,856
     Total assets                                              412,169      459,778      572,359
     Total debt                                                 17,470       15,842      107,418
     Total liabilities                                         209,388      206,486      243,088
     Minority interest in Panamco Mexico subsidiaries               72        2,180        5,217
     Shareholders' equity                                      202,709      251,112      324,054

                                Panamco Brasil
              (U.S. dollars in thousands, except for unit cases)

                                                                 Year Ended December 31,
                                                          -----------------------------------
                                                            1997           1998        1999
                                                          --------      ---------    --------
Statement of Operations Data:
     Net sales                                           $ 969,094      $ 897,951    500,683
     Cost of sales, excluding depreciation and
     amortization                                          608,122        546,289    305,935
     Operating expenses, excluding facilities
     reorganization charges                                293,407        341,222    187,099
     Facilities reorganization charges                           -              -      5,142
                                                         ---------      ---------   --------
     Operating income                                       67,565         10,440      2,507
     Interest (expense), net                               (19,303)       (21,717)   (14,743)
     Other income (expense), net                             7,513        (10,839)   (36,570)
     Nonrecurring income, net                                    -         60,486          -
                                                         ---------      ---------   --------
     Income (loss) before income taxes                      55,775         38,370    (48,806)
     Income tax                                             (3,661)         2,693    (31,765)
                                                         ---------      ---------   --------
     Income (loss) before minority interest                 59,436         35,677    (17,041)
     Minority interest in Panamco Brasil holding company     2,219            812       (299)
                                                         ---------      ---------   --------
     Net income (loss) attributable to Panamco           $  57,217      $  34,865   $(16,742)
                                                         =========      =========   ========
    Margin Analysis (as a percent of net sales):
     Operating income                                         7.0%        1.2%         0.5%
     Income (loss) before minority interest                   6.1%        4.0%       (3.4)%
     Net income (loss) attributable to Panamco                5.9%        3.9%       (3.3)%
     Cash Operating Profit                                   11.9%       10.5%         7.0%

Unit Case Sales Data (in millions):
     Soft drinks                                             213.7       219.4        235.9
     Beer                                                     63.9        62.2         63.3
     Water                                                     8.8        11.1         12.7

Other Data:
     Depreciation and amortization                       $  47,828   $  83,612    $  32,763
     Capital expenditures                                $  52,134   $  62,051    $  22,686
     Cash Operating Profit                               $ 115,393   $  94,052    $  35,270


                                                               Year Ended December 31,
                                                        -----------------------------------
                                                           1997         1998(1)       1999
                                                        ----------   ---------    ---------
Balance Sheet Data:
     Cash and equivalents                               $  13,919    $   5,885    $   8,563
     Property, plant and equipment, net                   274,988      298,023      195,387
     Total assets                                         673,541      709,176      487,374
     Total debt                                            79,224      119,295       79,279
     Total liabilities                                    273,373      320,400      188,663
     Minority interest in Panamco Brasil subsidiaries      15,005        5,038        3,167
     Shareholders' equity                                 385,163      383,738      295,544

[FN]
-----------------------
(1)   Includes only four months of R.O.S.A.

                               Panamco Colombia
              (U.S. dollars in thousands, except for unit cases)

                                                               Year Ended December 31,
                                                        -----------------------------------
                                                           1997          1998        1999
                                                        ----------    ---------   ---------
Statement of Operations Data:
     Net sales                                           $ 537,987    $ 495,812   $ 397,014
     Cost of sales, excluding depreciation and
       amortization                                        232,271      217,817     175,522
     Operating expenses, excluding facilities
       reorganization charges                              233,719      215,467     207,032
     Facilities reorganization charges                           -            -       1,370
                                                         ---------     --------    --------
     Operating income                                       71,997       62,528      13,090
     Interest (expense), net                               (2,408)       (5,328)     (6,753)
     Other income, net                                      10,008        5,311       2,824
                                                         ---------     --------    --------
     Income before income taxes                             79,597       62,511       9,161
     Income taxes                                           18,385          796         966
                                                         ---------     --------    --------
     Income before minority interest                        61,212       61,715       8,195
     Minority interest in Panamco Colombia holding
       company                                                 515          137         107
                                                         ---------     --------    --------
     Net income attributable to Panamco Colombia
       holding company
                                                            60,697       61,578       8,088
     Minority interest in Panamco Colombia                   1,694        1,698         223
                                                         ---------     --------    --------
     Net income attributable to Panamco                  $  59,003     $ 59,880    $  7,865
                                                         =========     ========    ========

Margin Analysis (as a percent of net sales):
     Operating income:                                       13.4%        12.6%        3.3%
     Income before minority interest                         11.4%        12.4%        2.1%
     Net income attributable to Panamco Colombia
       holding company                                       11.3%        12.4%        2.0%
     Net income attributable to Panamco                      11.0%        12.1%        2.0%
     Cash Operating Profit                                   22.5%        24.4%       18.5%

Unit Case Sales Data (in millions):
     Soft drinks                                            190.8        186.9        153.9
     Water                                                   40.7         44.0         37.2

Other Data:
     Depreciation and amortization                      $  49,305    $  58,510    $  60,548
     Capital expenditures                               $  62,922    $  69,216    $  28,276
     Cash Operating Profit                               $121,302     $121,038    $  73,638


                                                                   At December 31,
                                                        -----------------------------------
                                                           1997         1998         1999
                                                        ----------   ---------    ---------
Balance Sheet Data:
     Cash and equivalents                               $  46,776    $  62,886    $   7,396
     Property, plant and equipment, net                   254,952      297,874      292,915
     Total assets                                         481,776      576,191      516,327
     Total debt                                            71,616      123,200       87,145
     Total liabilities                                    159,873      211,516      154,852
     Minority interest in Panamco Colombia
       subsidiaries                                         1,720        1,548        1,568
     Shareholders' equity                                 320,183      363,127      359,907

                               Panamco Venezuela
              (U.S. dollars in thousands, except for unit cases)

                                                         Eight Months
                                                            Ended            Year Ended
                                                         December 31,       December 31,
                                                        -----------------------------------
                                                           1997         1998         1999
                                                        ----------   ---------    ---------
Statement of Operations Data:
     Net Sales                                          $  349,519   $ 550,677    $ 512,292
     Cost of sales, excluding depreciation and
       amortization                                        170,761     264,187      236,197
     Operating expenses, excluding facilities
       reorganization charges                              143,048     263,168      267,691
     Facilities reorganization charges                           -           -       28,660
                                                        ----------   ---------    ---------
     Operating income (loss)                                35,710      23,322      (20,256)
     Interest (expense), net                                (4,448)     (9,801)     (18,028)
     Other income (expense), net                            17,880      17,760       (3,337)
                                                        ----------   ---------    ----------
     Income (loss) before income taxes                      49,142      31,281      (41,621)
     Income taxes                                             (319)      2,930        8,353
                                                        ----------   ---------    ---------
     Net income (loss) attributable to Panamco          $   49,461   $  28,351    $ (49,974)
                                                        ==========   =========    =========


Margin Analysis (as a percent of net sales):
     Operating income (loss)                                 10.2%         4.2%        (4.0)%
     Net income (loss) attributable to Panamco               14.2%         5.1%        (9.8)%
     Cash Operating Profit                                   20.1%        16.1%        13.6%

Unit Cases Sales Data (in millions):
     Soft drinks                                            143.0        195.9        151.7
     Water                                                    6.1         14.3         18.4
     Beer                                                       -            -          0.5
     Other products                                           4.3          6.3          6.8

Other Data:
     Depreciation and amortization                      $  34,606    $  65,099    $  71,156
     Capital expenditures                               $  27,832    $  68,361    $  33,183
     Cash Operating Profit                              $  70,316    $  88,421    $  69,800


                                                                   At December 31,
                                                        -----------------------------------
                                                           1997         1998         1999
                                                        ----------   ---------    ---------
Balance Sheet Data:
     Cash and equivalents                               $  28,151    $  31,211    $  35,872
     Property, plant and equipment, net                   321,484      355,054      339,417
     Total assets                                         527,104      589,543      566,371
     Total debt                                           111,558       16,065      188,000
     Total liabilities                                    283,358      330,366      364,259
     Shareholders' equity                                 243,746      259,177      202,112

                            Panamco Central America
                     (Costa Rica, Nicaragua and Guatemala)
              (U.S. dollars in thousands, except for unit cases)

                                                               Year Ended December 31,
                                                         ----------------------------------
                                                          1997(1)     1998(2)        1999
                                                         ---------   ---------    ---------
Statement of Operations Data:

     Net sales                                           $ 106,838   $ 190,355     $212,074
     Cost of sales, excluding depreciation and
       amortization                                         48,948      90,829      100,781
     Operating expenses                                     41,432      76,593       84,261
                                                         ---------   ---------     --------
     Operating income                                       16,458      22,933       27,032
     Interest income (expense), net                             96      (4,292)      (1,843)
     Other income (expense), net                              (937)      2,505       (5,692)
                                                         ---------   ---------     --------
     Income before income taxes                             15,617      21,146       19,497
     Income taxes                                            3,911       5,661        5,468
                                                         ---------   ---------     --------
     Net income attributable to Panamco                  $  11,706   $  15,485     $ 14,029
                                                         =========   =========     ========

Margin Analysis (as a percent of net sales):
     Operating income                                        15.4%       12.0%         12.7%
     Net income attributable to Panamco                      11.0%        8.1%          6.6%
     Cash Operating Profit                                   23.1%       19.9%         21.2%

Unit Case Sales Data (in millions):
     Soft drinks                                              33.3        63.0         69.7
     Water                                                     1.2         2.2          3.6
     Other products                                            0.2         0.6          0.6

Other Data:
     Depreciation and amortization                      $    8,186   $  15,039    $  17,990
     Capital expenditures                               $   11,104   $  38,540    $  21,139
     Cash Operating Profit                              $   24,644   $  37,972    $  45,022


                                                                   At December 31,
                                                        -----------------------------------
                                                           1997         1998         1999
                                                        ----------   ---------    ---------
Balance Sheet Data:
     Cash and equivalents                               $  13,211    $   9,603    $   8,496
     Property, plant and equipment, net                    68,174      105,925      104,478
     Total assets                                         120,089      174,710      181,255
     Total debt                                            15,269       44,260       16,299
     Total liabilities                                     41,028       86,917       67,861
     Shareholders' equity                                  79,061       87,793      113,394

[FN]
----------------------
(1) Includes only five months of Panamco Nicaragua.
(2) Includes only nine months of Panamco Guatemala.

1999 Compared to 1998

Consolidated Results of Operations

     Consolidated net sales decreased 12.9% to $2.4 billion in 1999 from $2.8 billion in 1998, mainly due to the effect of the poor economies in Brazil, Colombia, and Venezuela, resulting in decreased sales volume in soft drinks in Colombia and Venezuela, offset by increased volumes in Mexico and Central America and increased sales volume of water in all countries except Colombia. Increased sales volumes in these countries were due to strategic marketing initiatives. Unit case volume also increased in Brazil, although sales were lower compared to 1998 due to Panamco Brasil's promotional pricing strategy and the devaluation of the Brazilian real. Soft drink sales volumes in 1999 were up 5.2% in Mexico, 7.5% in Brazil and 11.1% in Central America, but 17.7% and 22.6% lower in Colombia and Venezuela, respectively. As a result, net consolidated sales volume decreased 4.4%. Beer sales volume, now sold in both Brazil and Venezuela, increased 2.6% to 63.8 million unit cases (including 0.5 million unit cases from Venezuela). Bottled water volume increased 23.8% in Mexico, 14.3% in Brazil, 28.6% in Venezuela and 61.0% in Central America, and dropped 15.4% in Colombia, resulting in a net consolidated increase of bottled water volume of 14.6%. Overall unit case volume dropped by 0.9%.

     The cost of sales as a percentage of net sales decreased to 49.3% in 1999, from 51.4% in 1998. This resulted primarily from cost savings in raw materials and packaging in several countries due to improved procurement contracts and production efficiencies.

     Operating expenses as a percentage of net sales increased to 45.9% in 1999 from 42.1% in 1998, as a result of higher sales expenses in all franchises due to increased sales promotion activities, as well as increased depreciation and amortization expenses due to Panamco's continued capital expenditure program, goodwill charges generated by the acquisition of R.O.S.A. and of minority interests in Brazil during the second quarter of 1998 and facilities reorganization charges of $35.2 million related to a workforce reduction of 3,050 people in Brazil and Venezuela, together with the closing of five soft drink bottling plants in Venezuela. Facilities reorganization charges of $20.3 million were noncash items related to the write-off of physical assets and the remaining $14.9 were cash items related to the severance payments. During 1999 we spent $163.2 million on our capital expenditure program, which includes approximately $49.0 million for the placement of cold equipment in all countries.

     Operating income decreased 36.3% to $114.5 million from $179.7 million in 1998. Cash operating profit decreased 17.7% in 1999 to $385.5 from $468.6 million in 1998.

     Net interest expense increased to $100.1 million in 1999 from $85.3 million in 1998 due to increased indebtedness resulting from our $300 million syndicated loan entered into during the first quarter of 1999. Total net debt increased to $1,011.0 million at December 31, 1999 from $997.5 million at December 31, 1998.

     Other expense, net increased to $39.3 million in 1999 from other income, net of $22.1 million in 1998, driven primarily by foreign exchange losses in Brazil of $27.8 million due to a 48.0% devaluation of the Brazilian real during the year, decreased equity in earnings at Cervejarias Kaiser in Brazil and lower contributions for capital expenditures from The Coca-Cola Company. Additionally, during the second quarter of 1999, Coca-Cola changed its cold equipment capital participation program so that any funds received by us during 1999 and future years will be recognized as income in installments over a 60-month period. Our ability to include such amounts as income will also depend on whether we meet certain conditions in the future. Prior to the change, such amounts were included as income upon receipt, as no future conditions were required to be met.

     The consolidated effective income tax rate increased to 125.2% in 1999 from 29.0% in 1998. The increase was due to tax benefits recorded in 1998 in Brazil and Colombia, which were not repeated in the 1999 period, the effect of the asset tax (minimum tax) in Venezuela and our decision not to recognize the benefit of tax loss carryforwards from prior years in Venezuela because of our uncertainty that we will have sufficient taxable income in the near-term to offset against such benefits.

     As a result of the foregoing, net loss in 1999 was $59.9 million compared to net income of $120.3 million in 1998.

     Regarding the year 2000 issue, to date, there have been no adverse effects on the Company's systems or operations, including the ability of any significant customer, vendor or service provider to do business with the Company, and we have complied with all regulatory and contractual requirements.

     The Company does not expect any contingencies regarding this issue.

Mexico

     Panamco Mexico, which operates in central Mexico, excluding Mexico City, reported net sales of $794.8 million in 1999, an increase of 24.5% from $638.5 million in 1998, resulting from increased sales volume in water and soft drinks due to the continued growth in sales of non returnable presentations. Soft drink sales volume increased 5.2% representing an increase in share of sales from 78.2% to 80.2%, and sales volume for bottled water increased 23.8%. The sales volume growth in water was mainly due to the continued increase in water jug sales volume due to increased coverage of the Company's franchise territories.

     The cost of sales as a percentage of net sales was 47.1% in 1999 as compared to 47.9% in 1998 as a result of decreased raw material costs partially offset by an increase in packaging costs related to the growth in sales of non returnable presentations.

     Operating expenses as a percentage of net sales decreased to 36.1% in 1999 from 37.1%. Although there was an increase in net sales, this was offset by higher selling and administrative costs, mainly attributable to increases in sales commissions and distribution and promotional expenses due to increased competition and increased depreciation expenses related to our continued capital expenditure program in Mexico. In 1999, we spent $57.9 million related mainly to strategic programs. Higher selling and administrative costs were due to the continued expansion of our 100 meter program and cold equipment placement program.

     Operating income increased by 39.8% to $133.2 million and as a percentage of net sales was 16.8% in 1999 compared to 14.9% in 1998. Cash operating profit increased 31.0% to $173.5 million in 1999 from $132.4 million in 1998.

     Net interest expense in 1999 increased by 18.7% to $11.8 million from $10.0 million in 1998 due to the issuance of an aggregate of $106 million in unsecured peso denominated promissory notes in November of

1999 in a local debt offering. Net debt was $68.5 million at December 31, 1999 compared to $5.1 million at December 31, 1998 primarily as a result of the local debt offering.

     Other income, net was $7.6 million in 1999, compared to $10.8 million in 1998, due to a decrease in contributions received from The Coca-Cola Company for capital expenditures and changes in The Coca-Cola Company's cold equipment capital participation program discussed above.

     The effective income tax rate in 1999 was 32.5% compared to 31.8% in 1998.

     As a result of the foregoing, net income contributed by Panamco Mexico to the Company increased 32.8% to $82.2 million during 1999 from $61.9 million in 1998.

     Beginning in 1999, we discontinued classifying Mexico as a highly inflationary economy. Accordingly, the functional currency of our Mexican operations was changed from the U.S. dollar to the Mexican peso.

Brazil

     Panamco Brasil, which operates in the Sao Paulo, Campinas, Santos and Matto Grosso do Sul regions of Brazil, reported net sales of $500.7 million in 1999, a decrease of 44.2% from $898.0 in 1998, attributable to local currency devaluation of 48% and price discounting in connection with our promotional pricing strategy. Total sales volume increased 6.6% to 311.9 million unit cases, as a result of Panamco's promotional pricing strategy in place during 1999, which was implemented to respond to competition from the "B" brands. Higher sales volumes were offset by lower per unit prices. Beer volume increased 1.8% to 63.3 million unit cases from 62.2 million unit cases in the prior year. Water volume increased 14.3% to 12.7 million unit cases and soft drink sales volume increased 7.5% to 235.9 million unit cases. Panamco Brasil increased its share of sales by 5.2 points over 1998 and 7.3 points since launching its promotional pricing strategy in March of 1999, reaching a total soft drink share of sales of 57.4% by year-end in its franchise territories.

     Cost of sales as a percentage of net sales increased to 61.1% in 1999 from 60.8% in 1998. The increase is primarily attributable to the devaluation of the Brazilian real discussed above, slightly offset by reductions in the cost of raw materials and increased direct sales to supermarkets by Cervejerias Kaiser in Panamco Brasil territories. While Panamco Brasil records the commissions from the direct sales made by Cervejarias Kaiser to the supermarkets as net sales, this amount affects the percentage of cost of sales as a percentage of total sales.

     Operating expenses, including facilities reorganization charges, as a percentage of net sales increased to 38.4% in 1999 from 38.0% in 1998, due to higher promotional expenses related to the promotional pricing strategy put into effect during 1999. The facilities reorganization charges were related mainly to a workforce reduction of approximately 1,400 people due to the partial shut down of one of our bottling plants during the year, and the streamlining of our operations.

     Operating income decreased by 76.0% to $2.5 million from $10.4 million in 1998 due to lower sales. Cash operating profit decreased 62.5% to $35.3 million in 1999 from $94.1 million in 1998.

     Net interest expense decreased by 32.1% to $14.7 million in 1999 from $21.7 million in 1998 as a result of improved financing conditions resulting in lower interest costs and repayment of short-term debt. Net debt was $70.7 million at December 31, 1999 compared to $113.4 million at December 31, 1998.

     Other expense, net increased to $36.6 million from $10.8 million in 1998 as a result of a $27.8 million foreign exchange loss due to the devaluation of the Brazilian real, lower equity in earnings of Cervejarias Kaiser, lower contributions for capital expenditures from The Coca-Cola Company and changes in The Coca-Cola Company's cold equipment capital participation program discussed above.

     The effective income tax rate decreased to a negative 65.1% from 7.0% in 1998, as a result of tax benefits used in 1999 including the reversal of the valuation allowance of $14 million provided in 1998 (see nonrecurring items in the explanation of 1998 vs. 1997) which represented a credit to the statement of operations of 1999 of $9.5 million at the current exchange rate.

     As a result of the above, the net loss contributed to Panamco by Panamco Brasil increased 148.0% to ($16.7) million in 1999 from net income of $34.9 million in 1998.

Colombia

     Panamco Colombia, which operates throughout Colombia, reported net sales of $397.0 million in 1999, a 19.9% decrease from $495.8 million in 1998. The decrease is mainly due to lower total unit case volume of 17.2% resulting from a decrease in soft drink volume of 17.7% and a decrease in water volume of 15.4%. In dollar terms, average soft drink prices decreased 2.8% compared to 1998, as a result of a 21.8% devaluation of the Colombian peso partially offset by a price increase of 18.0% in local currency. The decrease in sales volume is due to the devaluation of the Colombian peso, economic recession and political turmoil. Panamco Colombia's share of sales for soft drinks increased
5.3 points during 1999 to reach a record high 66.7% in December.

     Cost of sales as a percentage of net sales increased to 44.2% in 1999 from 43.9% in 1998, as a result of higher costs associated with the increase in sales of nonreturnable presentations.

     Operating expenses, including facilities reorganization charges, as a percentage of net sales increased to 52.5% in 1999 from 43.5% in 1998, mainly due to higher depreciation expenses related to Panamco's ongoing capital expenditure program, higher selling and distribution expenses due to an increase in promotional activities and facilities reorganization charges related with write-off of some fixed assets amounting to $1.4 million.

     Operating income dropped to $13.1 million in 1999 from $62.5 million in 1998, a decrease of 79.1%, primarily as a result of lower sales. Cash operating profit decreased 39.2% to $73.6 million in 1999 from $121.0 million in 1998.

     Net interest expense increased to $6.8 million in 1999 from $5.3 million in 1998, due mainly to a new governmental tax on financial transactions, which came into effect in the fourth quarter of 1998. Net debt was $42.2 million at December 31, 1999 compared to $60.3 million at December 31, 1998.

     Other income, net decreased 46.8% to $2.8 million in 1999 from $5.3 million in 1998 primarily due to lower contributions from The Coca-Cola Company for capital expenditures and changes in The Coca-Cola Company's cold equipment capital participation program discussed above.

     The effective income tax rate increased to 10.5% in 1999 from 1.3% in 1998 primarily due to the recognition of tax credits recorded during the first quarter of 1998, which were not available in 1999.

     As a result of the above, net income contributed by Panamco Colombia to the Company decreased 86.9% to $7.9 million in 1999 from $59.9 million in 1998.

Venezuela

     Panamco Venezuela reported net sales of $512.3 million in 1999, a decrease of 7.0% from $550.7 million in 1998. The decrease was mainly due to lower total unit case volume of 18.0% attributable to a decrease in soft drink volume of 22.6%, which was partially offset by increased water volume of 28.6%. Beer, which we began selling during the second quarter of 1999 contributed 0.5 million unit cases to our total unit case volume. This significant drop in sales volume is attributable to poor economic conditions in Venezuela and a highly competitive environment. Panamco's share of sales for soft drinks increased 1.3 points during 1999 to 70.3%.

     Cost of sales as a percentage of net sales decreased to 46.1% in 1999 from 48.0% in 1998, as a result of a 17.0% increase in salaries, offset by cost-reduction programs implemented throughout the first six months of 1999 and a drop in soft drink volume, which resulted in lower production costs.

     Operating expenses, including facilities reorganization charges, as a percentage of net sales increased to 57.8% in 1999 from 47.8% in 1998, mainly due to higher depreciation expenses related to Panamco's ongoing capital expenditure program, along with increased marketing expenses. The facilities reorganization charges of $28.7 million were related to a workforce reduction of more than 1,650 people amounting to $9.8 million (cash) resulting from the closing of five soft drink bottling plants and the write-off of physical assets of these plants amounting to $18.9 million (noncash) during the year.

     Operating loss increased 187.1% to $20.3 million in 1999 from operating income of $23.3 million in 1998 primarily as a result of decreased sales and the facilities reorganization charges. Cash operating profit decreased 21.1% to $69.8 million in 1999 from $88.4 million in 1998.

     Net interest expense increased to $18.0 million in 1999 from $9.8 million in 1998, due mainly to increased net debt position over the twelve months ended December 31, 1999 as a result of increased short-term working capital needs. Net debt was $152.1 million at December 31, 1999 compared to $109.9 million at December 31, 1998, which includes $125.0 million of an intercompany debt that was transferred to Panamco Venezuela in January of 1999.

     Other expense, net increased 118.8% to $3.3 million from other income, net of $17.7 million in 1998 as a result of lower contributions for capital expenditures from The Coca-Cola Company, changes in The Coca-Cola Company's cold equipment capital participation program discussed above and a charge of $3.6 million resulting from asset damage due to severe floods that occurred in December 1999.

     The effective income tax rate increased to 20.1% in 1999 from 9.4% in 1998 primarily due to the asset tax or minimum tax paid in Venezuela as a result of a net loss position before income taxes of $38.0 million in 1999 and our decision not to recognize the benefit of tax loss carryforwards from prior years, because of our uncertainty that we will generate sufficient taxable income in the near term to offset against such benefits.

     As a result of the above, net loss attributable to the Company from Panamco Venezuela increased 276.3% to $50.0 million in 1999 from net income of $28.4 million in 1998.

Central America

     Panamco's Central American region includes franchises in Costa Rica, Nicaragua and Guatemala. The region reported net sales of $212.1 million in 1999, a 11.4% increase from $190.4 million in 1998, resulting primarily from increases in soft drink and bottled water volume of 11.1% and 61.0%, respectively, partially offset by a 15.1% devaluation of the Guatemalan quetzal. Panamco Guatemala accounted for almost all of the soft drink volume increase in the region, which sold 19.5 million unit cases versus 13.3 million in the prior year period. Sales volume in Nicaragua increased 2.5% to 21.4 million unit cases versus 20.8 million unit cases in the prior year. Soft drink sales volume in Costa Rica was up 0.7% to 28.7 million unit cases. The increase in water volume resulted from increases at all franchises. Panamco's share of sales increased to 93.3% in Costa Rica, 43.1% in Guatemala and 84.3% in Nicaragua.

     Cost of sales as a percentage of net sales decreased to 47.5% in 1999 from 47.7% in 1998, due mainly to cost efficiencies in the region, slightly offset by an increase in raw material and labor costs.

     Operating expenses as a percentage of net sales decreased to 39.7% from 40.2% in 1998, as a result of the tight expense controls and the increase in sales, slightly offset by increase in depreciation expenses.

     Operating income increased 17.9% to $27.0 million in 1999 from $22.9 million in the 1998, primarily as a result of increased sales. Cash operating profit increased 18.6% to $45.0 million in 1999 from $38.0 million in 1998.

     Net interest expense decreased 57.1% to $1.8 million in 1999 from $4.3 million in 1998, due to a decrease in net debt as a result of payment of short-term debt with cash contributed by the Company to its Nicaraguan and Guatemala franchises and improved financing conditions. Net debt was $7.8 million at December 31, 1999 compared to $34.7 million at December 31, 1998.

     Other expense, net increased to $5.7 million in 1999 from other income, net of $2.5 million in 1998. This increase is attributable to the devaluation of the Guatemalan quetzal of 15.1% and Nicaraguan cordoba of 10.0% that affected the 1999 financial results by $2.2 million and $1.6 million respectively, and changes in The Coca-Cola Company's cold equipment capital participation program discussed above.

     Effective income tax rates were 25.9%, 26.4% and 0.0% in 1999 for Panamco Costa Rica, Nicaragua and Guatemala respectively compared to 27.8%, 45.3% and 1.1% in 1998.

     As a result of the above, net income contributed by Panamco Central America to the Company decreased 9.4% to $14.0 million in 1999 from $15.5 million in 1998.

1998 Compared to 1997

     Net sales increased 10.5% to $2.8 billion from $2.5 billion in 1997 on consolidated unit case sales volume growth of 16.1% to a record 1.2 billion cases. By country, sales volume grew 20.7% in Mexico, and 88.6% in Central America, including 13.8% volume growth in Costa Rica and contributions of 21.1 million and 13.9 million unit cases by Nicaragua and Guatemala, and was flat in Brazil and Colombia. In Venezuela, volume grew 41.2% during the twelve months of 1998, compared with eight months of operations in 1997.

     The cost of sales as a percentage of net sales decreased to 51.4% in 1998, from 52.9% in 1997, driven by continued cost savings in raw materials and increased productivity that resulted in higher margins in all countries.

     The following discussions are after the recording of nonrecurring items (explained below).

     Operating expenses as a percentage of net sales increased to 42.1% in 1998 from 37.3% in 1997, as a result of a significant increase in goodwill amortization related to the purchase of Panamco Venezuela and the Company's continued increase in its investment program which reached $302.2 million during 1998.

     Operating income dropped to $179.7 million in 1998, down 26.9% from $245.9 million in 1997. Cash operating profit (operating income plus depreciation and amortization) increased 10.1% to $468.6 million compared to $425.4 million in 1997.

     Net interest expense increased to $85.3 million in 1998 from $38.9 million in 1997, due to increased indebtedness following the offering in July 1997 of $300 million aggregate principal amount of 7 1/4% Senior Notes due 2009, increased debt related to the purchase of minority interests in Panamco Mexico during December 1997 and increased indebtedness related to the acquisition of R.O.S.A. Total net debt reached $998 million from $412 million in 1997.

     Other income, net decreased to $22.1 million, from $44.0 million in 1997, primarily due to lower equity in the earnings of Cervejarias Kaiser in Brazil and increased exchange losses in Brazil partially offset by higher grants from Coca-Cola.

     Our consolidated effective income tax rate for 1998 increased to 29.0% from 22.8% in 1997, mainly as tax credits obtained in 1997 in Brazil, Mexico and Venezuela were not obtained in 1998.

     As a result of the above, income before minority interest dropped 35.2% to $125.6 million, from $193.8 million 1997. Minority interest in income declined to 4.2% in 1998 from 10.3% in 1997. In December 1997, we increased our ownership in our Mexican subsidiary, Panamco Mexico, to 98% from 74%, and in Panamco Mexico's principal subsidiaries to 96% from 93%, paying a total of $277 million and recognizing $228 million of goodwill for this acquisition. As a result, we now have a 95% effective interest in its Mexican operations, up from 69%. This acquisition added $11.8 million to our net income in 1998. In addition, during 1998 we increased our ownership interest in our Brazilian subsidiary, Panamco Brasil, to 98% from 96%, paying a total of $28.1 million. These acquisitions nearly complete a program started five years ago to purchase minority interest in our subsidiaries in Mexico, Brazil and Colombia. Panamco Venezuela and Panamco Nicaragua acquired during 1997, and Panamco Guatemala, acquired in early 1998, contributed $28.4 million, $1.1 million and $2.1 million, respectively, to net income.

     As a result of the above, 1998 net income was down 30.8% to $120.3 million from $173.8 million in 1997. In 1998, basic earnings per share ("BEPS") was $0.93 based on 129.5 million weighted average shares outstanding compared to BEPS of $1.44 based on 120.8 million weighted average shares outstanding in 1997. In 1998, diluted earnings per share ("DEPS") was $0.92 based on 130.8 million weighted average shares outstanding compared to DEPS of $1.43 based on 122.0 million weighted average shares outstanding in 1997.

     Nonrecurring Items - During 1998, Panamco Brasil conducted a study to evaluate the expected future utilization of returnable product presentations in the Brazilian market, having observed accelerated demand for, and utilization of, nonreturnable presentations in the marketplace. The results of this study show that the use of nonreturnable presentations will continue to increase in the Brazilian market. Therefore, we have adjusted the carrying value of bottles and cases to reflect their estimated use in the marketplace by charging $36.5 million to 1998 operating results, increasing total depreciation and amortization expense, and reducing the provision for income tax by $12.1 million.

     Additionally, we reversed a contingency reserve recorded in prior years for excise tax credits (IPI) taken on purchases of raw materials between February 1991 and February 1994. We have previously accrued this reserve in the full amount of such credits. We reversed this reserve based on the fact that, during 1998, the Brazilian Supreme Court resolved similar claims of other bottlers in favor of the bottlers.

     The reversal of the excise tax reserve amounted to $60.5 million and was credited to other income, in the income statement. Income tax credits recorded in this reserve, amounting to $20.0 million, were also reversed and charged directly to income in the provision for income tax.

     At the end of 1998, some Brazilian tax rules were changed as part of the Brazilian government's reform of the tax system. For example, the "Cofins" tax, which is assessed on sales revenues, was increased from 2.0% to 3.0%. One-third of the Cofins tax paid may be offset against the social contribution tax calculated for the year, which is reported together with the provision for income tax. Amounts not offset during the year may not be carried forward to future periods. This change reduces significantly the ability of Brazilian companies, including Panamco Brasil, to fully recover credits deriving from social contribution tax loss carryforwards. Therefore, we recorded a valuation allowance on previously recorded deferred income tax credits amounting to $14.0 million, charging it to income in the provision for income tax in the fourth quarter of 1998. Management is currently analyzing what actions can be taken to enable Panamco to recover the deferred income tax credits in the future.

     The net impact of these nonrecurring (noncash) items was an increase in net income of $2.0 million, or $0.02 per share (basic) and $0.01 per share (diluted).

Mexico

     Panamco Mexico reported 1998 net sales of $638.5 million, 16.8% higher than the previous year's net sales of $546.8 million. This rise was due primarily to a year-over-year increase of 20.7% in unit case sales volume, from 305.1 million unit cases to 368.3 million unit cases, reflecting a 11.3% increase in soft drink volume and a 50.2% increase in bottled water volume. The increase in soft drink volume resulted from significant growth in sales of nonreturnable presentations and the continued rollout of the new 1.5-liter nonreturnable bottles. Bottled water volume growth was attributable to the continued success of Risco purified and mineral water in single serving presentations and the expansion of the 19-liter jugs coverage.

     The cost of sales as a percentage of net sales decreased to 47.9% in 1998 from 48.9% in 1997, primarily due to the continued reduction in raw material and freight costs, slightly offset by higher costs attributable to increased sales of nonreturnable presentations.

     Operating expenses as a percentage of net sales increased to 37.1% in 1998 from 35.9% in 1997 due to increases in depreciation and amortization expenses related to the purchase of minority interests in the fourth quarter of 1997, slightly offset by tight expense controls.

     Operating income grew 14.6% to $95.3 million, and as a percentage of net sales was 14.9% in 1998 compared to 15.2% in 1997. Cash operating profit increased 25.6% to $132.4 million from $105.4 million in 1997.

     Net interest expense increased 45.8% to $10.0 million in 1998 from $6.8 million in 1997, primarily as a result of increased intercompany debt related to the purchase of minority interests. Other income, net increased slightly to $10.8 million during 1998 from $9.6 million in 1997. The effective tax rate decreased to 31.8% in 1998 from 36.3% in 1997.

     As a result of the above, income before minority interest increased 19.8% to $65.6 million in 1998 from $54.7 million. Minority interest as a percent of sales was reduced to 0.6% in 1998 from 2.8% in 1997, mainly as a result of the 1997 fourth quarter purchase of minority interests totaling $277 million. Net income attributable to Panamco increased 57.9% to $61.9 million from $39.2 million in 1997.

Brazil

     Panamco Brasil reported net sales of $898.0 million in 1998, a decrease of 7.3% from $969.1 million in 1997. This drop reflects a 9.4% decrease in the average price per unit case, due mainly to a decline in the effective price of beer, attributable to increased direct sales to supermarkets by Cervejarias Kaiser in Panamco Brasil territories. While Panamco Brasil records the entire volume sold by Kaiser, only the commissions from the sales are posted to net sales, affecting the calculation of average price per unit case. Also impacting the average price was the fact that overall sales to supermarkets increased as a percentage of total sales. The decrease in the average price per unit case was offset slightly by a 2.2% increase in total unit case sales volume, from 286.3 million cases in 1997 to 292.7 million cases in 1998, reflecting the addition of 3.4 million unit cases from the acquisition of R.O.S.A., which was in turn offset by a 2.3% drop in beer sales volume. Separately, in November 1998, Panamco Brasil increased soft drink prices by 5% and was able to maintain its leadership, with a market share of 53.0%.

     Cost of sales as a percentage of net sales decreased to 60.8% in 1998 from 62.8% in 1997, due primarily to a continued reduction in raw material and production costs, which resulted from improved procurement and operating efficiencies.

     Operating expenses as a percentage of net sales increased to 38.0% in 1998 from 30.3% in 1997, primarily as a result of increased depreciation expense related to capital expenditures of $62.1 million during 1998.

     Operating income decreased 84.5% to $10.4 million in 1998, compared to $67.6 million in 1997, mainly due to the nonrecurring items previously discussed. Cash operating profit decreased 18.5% to $94.1 million in 1998 from $115.4 million in 1997.

     Net interest expense increased 12.5% to $21.7 million in 1998 from $19.3 million in 1997, due primarily to higher interest rates on local debt. Other income, net decreased to a loss of $10.8 million in 1998 from income of $7.5 million in 1997, mainly due to lower equity in the earnings of Cervejarias Kaiser. The effective tax rate increased to 7.0% in 1998 from a negative 6.6% in 1997 as a result of the nonrecurring items previously described, slightly offset by continual tax planning.

     As a result of the foregoing, income before minority interest decreased 40.0% to $35.7 million. Net income attributable to Panamco decreased 39.1% to $34.9 million, or 3.9% of net sales, from $57.2 million, or 5.9% of net sales, in 1997.

     Beginning in 1998, we discontinued classifying Brazil as a highly inflationary economy. Accordingly, the functional currency of our Brazilian operations was changed from the U.S. dollar to the Brazilian real. This resulted in a change in the method of translating the Brazilian financial statements from the remeasurement process to the current rate translation method, which, in turn, resulted in a decrease in the deferred income tax balance and shareholders' equity in the amount of $7.7 million.

     In September 1998, we acquired R.O.S.A. for $47.9 million in cash. As part of this transaction, we also acquired R.O.S.A.'s plastic bottle business, Supripack Industria de Embalagens, S.A. (Supripack), for $10.0 million in cash, bringing the total acquisition price to $57.9 million, for which we entered into a $70.0 million financing agreement. We began consolidating R.O.S.A.'s results as of September 1, 1998, and registered estimated goodwill of $37.4 million in connection with this acquisition. In addition, during the year we increased our ownership interest in Panamco Brasil to 98% from 96%, paying a total of $28.1 million.

Colombia

     Panamco Colombia reported net sales of $496 million in 1998, a 7.8% decrease from $538 million in 1997. This is due in part to the effect of a 25% devaluation of the Colombian peso during 1998, which was partially offset by two price increases effected during the year. The drop in net sales also reflects a 2.0% decrease in soft drink sales volume from 190.8 million unit cases in 1997 to 186.9 million in 1998. Bottled water sales volume increased to 44.0 million unit cases in 1998, from 40.8 million cases in 1997 as a result of the continued success of Santa Clara brand purified water in the 19-liter jug presentation.

     Cost of sales as a percentage of sales increased to 43.9% in 1998 from 43.2% in 1997, as a result of slightly higher costs associated with increased sales of nonreturnable presentations.

     Operating expenses as a percentage of net sales remained flat at 43.5% in 1998 compared with 43.4% in 1997. In absolute terms, operating expenses decreased 7.8% to $215.5 million in 1998 from $233.7 million in 1997, due to currency devaluation, offset by higher depreciation and amortization expenses resulting from the continued capital expenditures program and the introduction of new bottles, jugs and cases into the marketplace.

     As a result, operating income decreased 13.2% to $62.5 million in 1998, and as a percentage of net sales was 12.6% in 1998, compared with 13.4% in 1997. Cash operating profit remained flat at $121.0 million in 1998 compared with $121.3 million in 1997.

     Net interest expense was $5.3 million in 1998 compared to net interest expense of $2.4 million in 1997 as a result of increased net debt of $51.6 million.

     Other income, net decreased 46.9% to $5.3 million in 1998 from $10.0 million, mainly due to fewer grants received from The Coca-Cola Company.

     The effective tax rate decreased to 1.3% in 1998 from 23.1% in 1997, primarily due to tax benefits received in December 1998 as a result of investment in Friomix del Cauca, our Colombian cooler production business.

     As a result of the foregoing, income before minority interest increased 0.8% to $61.7 million during 1998. Net income attributable to Panamco increased 1.5% to $59.9 million in 1998 or 12.1% of net sales, from $59.0 million, or 11.0% of net sales.

Venezuela

     Panamco Venezuela reported net sales of $550.7 million for the full year ended December 31, 1998 on unit case sales volume of 216.5 million, including 195.9, 14.3 and 6.3 million unit cases of soft drinks, water and malt, respectively.

     Cost of sales was $264.2 million or 48.0% of net sales, while operating expenses were $263.2 million or 47.8% of net sales. Operating expenses included depreciation and amortization of $65.1 million. Cash operating profit was $88.4 million, or 16.1% of net sales for 1998.

     Interest expense was $9.8 million or 1.8% of net sales. Other income, net remained flat at $17.8 million but dropped to 3.2% of net sales from 5.1%. The effective tax rate for the year was 9.4%.

     Net income for 1998 was $28.4 million or 5.1% of net sales.

Central America

     Costa Rica. Net sales grew 10.8% to $97.7 million in 1998 from $88.2 million in 1997, resulting primarily from an 11.9% increase in unit cases sales volume of soft drinks and a 48.4% increase in volume of bottled water. The increase in soft drink volume resulted from growth in sales of the 2-liter Refillable Pet ("REF-PET") and 6.5-oz. glass returnable presentations, as a well as promotional events and merchandising programs.

     Cost of sales as a percentage of net sales decreased slightly to 44.0% in 1998 compared with 44.4% in 1997, due to production efficiencies and raw material cost improvements.

     Operating expenses as a percentage of net sales increased to 39.2% in 1998 from 38.7% in 1997, due to an increase in depreciation expenses resulting from our continued capital expenditure program, which in 1998 reached $17.3 million, up from $12.0 million in 1997.

     Operating income increased to $16.4 million, or 16.8% of net sales in 1998, from $14.9 million in 1997, or 16.9% of net sales in 1997. Cash operating profit increased 11.5% to $24.2 million in 1998 from $21.7 million in 1997.

     Net interest income was $1.0 million in 1998, flat from $1.1 million in 1997. Other income, net increased by $1.1 million during 1998, mainly driven by increased grants from The Coca-Cola Company.

     Net income increased 12.5% to $12.4 million, or 12.7% of net sales, in 1998 from $11.0 million, or 12.5% of net sales, in 1997.

     Nicaragua. Net sales were $47.6 million in 1998 on 21.1 million unit cases sales. The overall gross margin was 45.8%.

     Operating expenses as a percentage of net sales were 39.6%, including depreciation expenses of $4.2 million, or 22.5% of total operating expenses.

     Operating income was $3.0 million, or 6.2% as a percentage of net sales in 1998 and cash operating profit was $7.2 million, or 15.1% of net sales.

     The effective income tax rate for the period was 45.3%. Net income for the period was $1.1 million, or 2.2% of net sales.

     Guatemala. Net sales for the nine months ended December 31, 1998 were $45.1 million on unit cases sales of 13.9 million. The overall gross margin was 51.1%.

     Operating expenses as a percentage of net sales were 43.1%, including depreciation expenses amounting to 15.6% of total operating expenses.

     Operating income was $3.6 million, or 7.9% as a percentage of net sales. Cash operating profit was $6.6 million, or 14.6% of net sales.

     Net income for the nine months ended December 31, 1998 was $2.1 million or 4.6% of net sales.

Capital Expenditures

     Total capital expenditures were $209 million, $302 million and $163 million in 1997, 1998 and 1999, respectively. During 1999, approximately 35.5%, 13.9%, 17.3%, 3.8%, 20.3%, 3.2% and 6.0% of such expenditures were made by Panamco Mexico, Panamco Brasil, Panamco Colombia, Panamco Costa Rica, Panamco Venezuela, Panamco Nicaragua and Panamco Guatemala, respectively. The principal components of such capital expenditures during 1999 were:

     o    $24 million for increasing production capacity

     o    $28 million in Company's fleet of vehicles

     o    $49 million for coolers, vending and post-mix equipment.

     o    $12 million in environmental expenses.

     o    $50 million in operational and other purposes.

     Our Board of Directors has established various criteria for the allocation of capital resources. The factors that management must review in proposing three-year capital budgets include anticipated internal rates of return, pay-back periods and EVA(R) analysis from various investments, corresponding plans of The Coca-Cola Company and anticipated levels of earnings and debt in the country in which such expenditures are proposed to be made.

     During 2000 we estimate that we will have aggregate capital expenditures of approximately $149 million. Of our estimated total capital expenditures for 2000, we expect to spend approximately:

     o $56 million in Mexico to continue our program of strategic placement of cold storage equipment and to upgrade our operating facilities,

     o    $14  million  in  Brazil   mainly  for   production   capacity   and
          distribution fleet,

     o    $24   million  in   Colombia   mainly  for   marketing   assets  and
          environmental purposes,

     o $29 million in Venezuela to continue our program of strategic placement of cold storage equipment, and

     o $26 million in our Panamco Central American franchises to upgrade production capacity, fleet and marketing assets.

     The foregoing estimates of capital expenditures are based on our current expectations and are subject to change. Actual costs may exceed estimates or we may reallocate or alter our capital budget. See "Forward-Looking Statements".

     We intend to fund our capital expenditure program with cash on hand, consolidated cash flow from operations and borrowings at the subsidiary level.

     The Coca-Cola Company from time to time provides incentives for its bottlers to make particular types of capital expenditures. During 1997, 1998 and 1999, such incentives consisted of grants which are included as other income in "Other income (expense)" in the consolidated financial statements, and loans included in the indebtedness referred to above. During the second quarter of 1999, The Coca-Cola Company changed its cold equipment capital participation program so that any funds received by us during 1999 and future years will be recognized as income in installments over a 60-month period. Our ability to include such amounts as income will also depend on whether we meet certain conditions in the future. Prior to the change, such amounts were included as income upon receipt, as no future conditions were required to be met, without regard to our earnings. See "--1999 Compared to
1998--Consolidated Results of Operations" and Note 13 of "Notes to Consolidated Financial Statements". The Coca-Cola Company also provides cooperative advertising support to us.

Liquidity and Capital Resources

     At December 31, 1999, we had consolidated cash and cash equivalents of $152.6 million, an increase of 16.5% compared to $131.0 million as of December 31, 1998. This increase is as a result of increased debt from the syndicated loan issued during the first quarter of 1999. Our total consolidated indebtedness was $1,348.1 million at December 31, 1999.

     Consolidated cash flow provided by operations was $439 million, $270 million and $226 million in 1997, 1998 and 1999, respectively.

     Uses of funds for 1997, 1998 and 1999 included purchases of minority interests, capital expenditures, bottling and packaging expenditures and payment of shareholder dividends. Purchases of minority interests were $289 million and $28.0 million in 1997 and 1998 respectively. We did not make purchases of minority interests in 1999. No minority interests were purchased in 1999. Capital expenditures, as noted above, were $209 million, $302 million and $163 million in 1997, 1998 and 1999, respectively. In addition, we had expenditures for bottles and cases, net, of $123 million, $124 million and $75 million in 1997, 1998 and 1999, respectively. We paid dividends of $25.9 million, $31.1 million and $31.1 million during 1997, 1998 and 1999, respectively. Dividends to minority shareholders in the consolidated subsidiaries paid during such periods were $4.7 million, $0.7 million and $0.5 million, respectively.

     As a holding company, our principal sources of cash are dividends from our subsidiaries and sales of our securities. The amount of dividends payable by the subsidiaries to us is subject to general limitations imposed by the corporate laws of the respective jurisdictions of incorporation of such subsidiaries. Dividends paid to us and other foreign shareholders by the subsidiaries are subject to investment registration requirements and withholding taxes. Withholding tax rates on dividends are currently 7.6% in Mexico, 7% in Colombia and 15% in Costa Rica. There are no withholding taxes on dividends paid by Panamco Brasil to the Company out of income earned after December 31, 1995, and no withholding taxes on dividends paid by Panamco Venezuela, Panamco Nicaragua and Panamco Guatemala.

     Dividends from earnings generated until 1998 are not subject to income taxes in Mexico, as long as they are paid from "net taxed income" ("UFIN"). Dividends not paid from UFIN are subject to a 35% income tax. Since 1999 dividends paid to individuals or foreign residents are subject to income tax withholding of an effective tax rate of approximately 7.6%. In addition, if earnings generated after 1998 for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, we must keep a record of earnings subject to each tax rate.

     In the past, we have paid substantially all cash received as dividends from our subsidiaries, net of holding company expenses, to our shareholders and have not used such funds to make investments, primarily so as to avoid having undistributed foreign personal holding company income which would be includable in the income of our shareholders who are United States persons. We may, therefore, be substantially dependent in the future on sources of financing other than dividends from subsidiaries, including external sources, to finance holding company investments such as acquiring minority interests in our subsidiaries or acquiring additional bottling enterprises.

     Total consolidated indebtedness was $1,348.1 million as of December 31, 1999, consisting of $870.0 million at the holding company level and $478.1 million of subsidiary indebtedness.

     Substantially all of our total indebtedness is denominated in U.S. dollars. Our policy is to enter into arrangements to hedge interest and currency exchange rate exposure where the terms of such arrangements are reasonable in relation to the exposure risks. During 1999, Panamco Venezuela entered into hedging contracts for the payment of $12.4 million of interest related to its financial debt as well as dividends payments to the Company. Such contracts will end by June 30, 2000. Therefore, we remain subject to exchange rate fluctuations between the U.S. dollar and the local currencies of the Latin American countries in which we operate.

     In May 1997, in connection with our acquisition of Panamco Venezuela, we acquired all the capital stock of Panamco Venezuela. The purchase price for the acquisition was approximately 30.6 million shares of our common stock (having a market value at such time of $902.7 million) and approximately $100.3 million in cash. In addition, we assumed approximately $107.7 million of debt owed by Panamco Venezuela, which was repaid with a portion of the proceeds of the issuance of $300.0 million of 7-1/4% senior notes due 2009 in a notes offering in 1997.

     In August 1997, in connection with our acquisition of Panamco Nicaragua, we acquired all the capital stock of three Panamanian companies which own all the capital stock of Panamco Nicaragua. The purchase price for the acquisition was approximately 0.4 million shares of our common stock (having a market value at such time of approximately $13.4 million) and approximately $19.1 million in cash. In addition, we assumed approximately $9.9 million of debt owed by Panamco Nicaragua.

     In December 1997, we increased our ownership in our Mexican subsidiary, Panamco Mexico, to 98% from 74%, and in Panamco Mexico's subsidiaries to 96% from 93%, paying a total of $277 million.

     In March 1998, we acquired all the capital stock of Panamco Guatemala for $38.8 million in cash and assumed $23.5 million of debt owed by Panamco Guatemala. During 1998, we also increased our ownership in Panamco Brasil to 98% from 96%, paying a total of $28 million.

     In September 1998, we acquired R.O.S.A. and R.O.S.A.'s plastic bottle business, Supripack, for a total purchase price in cash of $57.9 million. In connection with the acquisition, we entered into a $70.0 million financing agreement. On December 23, 1998, we borrowed $200 million from The Coca-Cola Financial Corporation ("CCFC"). The proceeds from the loan were used to repay the $70 million loan borrowed for the acquisition of R.O.S.A., and to pay maturing debt of Panamco Venezuela, which amounted to $125 million. During November 1999, $80 million of this loan was repaid prior to the scheduled repayment date.

     On March 18, 1999 we borrowed $300 million from a syndicate of banks to repay an existing loan for $160 million and for general corporate purposes. This syndicated loan for a three years term accrues interest at a rate of LIBOR + 31/8%, plus or minus the average change in the J.P. Morgan Latin Euro Index in the previous quarter, with a cap of plus 162.5 basis points and a floor of minus 75 basis points.

     On November 12, 1999, our Mexican subsidiary placed 1 billion pesos (approximately $106 million) of seven-year Notes in the Mexican capital markets. The issue is denominated in UDIs, an inflation-linked instrument, and will pay a coupon of 8.65% over the principal balance, which will be adjusted periodically for inflation. The proceeds from the debt issue were mainly used to pay an $80 million intercompany loan with the company and for general corporate purposes.

     On December 9, 1999, the Board of Directors approved a share repurchase program for up to $100 million of the company's Class A common stock. The Company may repurchase shares in the open market as well as in privately negotiated transactions based on prevailing market conditions. The Company repurchased 368,584 shares for $7. 6 million during 1999 at an average price per share of $20.53.

     We have investments in bank deposits for $150 million and marketable bonds amounting to $34.5 million which guarantee bank loans obtained by subsidiaries and are therefore classified as noncurrent investments.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our business exposes us to many different market risks, such as fluctuations in interest rates, currency exchange rates and commodity prices. Consequently, we consider risk management as an essential activity in the course of our business. We utilize hedging strategies to mitigate those risks. Our hedging strategies may include the use of derivative instruments, such as forwards, futures and options, generally with terms not exceeding one year. All financial and hedging instruments held by the Company are for purposes other than trading.

          (1) Interest Rate Risk. Our interest rate exposure generally relates to our debt obligations. We manage our interest rate exposure by using a combination of fixed and floating rate debt instruments. Therefore, our exposure to an increase in interest rates results from our floating rate debt.

          The following table shows our financial instruments that are sensitive to changes in interest rates. In this table, the fair value of long-term debt shown is based on the quoted market prices, as well as on the present value of future cash flows:

                                                   Expected Maturity Date                   1999                1998
                                       -------------------------------------------------   -----  -------     -----      ----
                                        2000    2001     2002    2003    2004  Thereafter  Total  F.V.(3)     Total      F.V.
                                        ----    ----     ----    ----    ----  ----------  -----  -------     -----      ----
Interest Rate Risk
(Amounts in equivalent millions of US
dollars)
  Fixed Rate Debt (1)

  - In US Dollars..................    $21.3   $39.7     $4.6  $152.9    $0.2     $300.0  $518.7   $504.8    $529.0    $547.9
    Weighted Average Interest Rate.      8.8%    9.5%    10.3%    8.2%    0.1%       7.2%
  - In Brazilian Reals.............      -       -        -       -       -          -       -        -       $23.5     $24.4
    Weighted Average Interest Rate.      -       -        -       -       -          -
  -  In Costa Rican Colons.........     $2.2     -        -       -       -          -      $2.2     $2.3      $4.4      $4.5
    Weighted Average Interest Rate.     20.5%    -        -       -       -          -
  - In Guatemalan Quetzals.........     $3.9    $0.9     $0.5    $0.3                       $5.6     $6.1      $7.7      $7.9
    Weighted Average Interest Rate.     21.2%   23.3%    20.0%   20.0%

  Floating Rate Debt (2)
  - In US Dollars (4)..............    $35.6  $240.6   $367.9           $23.2             $667.3   $716.4    $510.1    $533.8
    Weighted Average Interest Rate.      7.8%   10.4%    10.8%           11.0%
  - In Colombian Pesos (5).........    $25.3     -       $1.6                              $26.9    $27.8     $17.0     $17.3
    Weighted Average Interest Rate.     18.3%            22.0%
  - In Brazilian Reals (5).........     $9.9    $8.7     $1.5    $0.8                      $20.9    $19.7     $35.8     $38.1
    Weighted Average Interest Rate.     16.7%   16.9%    13.9%   10.1%
  - In Venezuelan Bolivars (2).....                                                          -        -        $1.1      $1.1
    Weighted Average Interest Rate.
  - In Mexican Pesos (5)...........                                              $106.5   $106.5   $120.0       -         -
                                                                                   22.0%

    Weighted Average Interest Rate.
                                                                                        ======== ========  ========  ========
        Total debt.................                                                     $1,348.1 $1,397.1  $1,128.6  $1,175.0
                                                                                        ======== ========  ========  ========

--------------------
[FN]
(1)  Fixed interest rates are weighted averages as contracted by us.
(2) Floating interest rates are based on market rates as of December 31, 1999, plus the weighted average spread for us.
(3)  F.V. = Fair Value
(4)  Market interest rates are based on the U.S. dollar LIBOR curve.
(5) Market rates are based on one year federal funds rate and assume a flat yield curve.

          (2) Foreign Exchange Risk. Our currency exchange risk is generally related to the potential devaluation of the U.S. dollar against the Latin American currencies used in the countries in which we have operations. In each country where we operate, our sales are in local currencies, while our debt is mostly in U.S. dollars. Therefore, foreign currency exchange exposure relates primarily to our debt obligations in U.S. dollars, which are shown in the previous interest rate risk table.

          To mitigate the impact of currency exchange rates fluctuations, we may enter into foreign exchange forward contracts with financial institutions in order to lock in the exchange rates for anticipated transactions.

          The table below provides information related to our foreign exchange forward contracts as of December 31, 1999, aimed to hedge the devaluation of the Venezuelan bolivar against the U.S. dollar. The contracts expire over the period from January to June of 2000.

                                               Weighted Average
                              Notional Amount    Contract Rate     Fair Value

Foreign Currency Forward
Contracts
(Amounts in US dollars)

   Venezuelan Bolivars          $12,400,000      683.38 Bs./USD    $(385,880)

          (3) Commodity Price Risk. Our largest exposure to commodity price fluctuations is for sugar. As a risk management practice we may utilize both futures and options contracts to hedge against an increase in the price of sugar. As of December 31, 1999, we did not hold any hedging position for sugar.

          Because inventories of sugar have a very short term, they are not included in this market risk disclosure.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

     Our Board of Directors presently consists of 15 members, whose terms are divided into three classes as set forth below. Coca-Cola currently has the contractual right to designate three nominees for election to the Board. Venbottling presently has contractual rights to designate Gustavo A. Cisneros and Oswaldo J. Cisneros for election to the Board. All directors are elected for three-year terms.

     The following table sets forth at May 10, 2000, the names and country of citizenship of the members of our Board, their tenure as directors and the year in which their next term will expire:

                                        Country of    Director     Term
                  Name                  Citizenship     Since     Expires

Gustavo A. Cisneros..................   Venezuela       1997       2000
Oswaldo J. Cisneros..................   Venezuela       1997       2000
William G. Cooling...................   Canada          1994       2001
Luiz Fernando Furlan.................   Brazil          1994       2000
James M. Gwynn.......................   U.S.A.          1997       2000
Timothy J. Haas......................   U.S.A.          1996       2002
Alejandro Jimenez....................   Costa Rica      1997       2001
Weldon H. Johnson....................   U.S.A.          1993       2002
Lt. Gen. Donald Colin Mackenzie......   Canada          1989       2001
Wade T. Mitchell.....................   U.S.A.          1986       2001
Francisco Sanchez-Loaeza.............   Mexico          1992       2002
Houston Staton.......................   Colombia        1997       2002
Stuart A. Staton.....................   U.S.A.          1997       2001
Woods W. Staton Welten...............   Columbia        1982       2000

     The following table sets forth the names, ages and tenures of our executive officers (and, where noted, certain other members of senior management):



                                                                                         Years with
Name                            Age               Position                       Since     Panamco

Albert H. Staton, Jr..........   77   Chairman of the Board Emeritus              1993        48
Francisco Sanchez-Loaeza......   54   Chairman of the Board and Chief             1992        19
                                        Executive Officer
Alejandro Jimenez.............   49   President and Chief Operating Officer       1994         9
Paulo J. Sacchi...............   53   Senior Vice President, Chief Financial      1998        10
                                        Officer and Treasurer
Jose Ignacio Huerta Gonzalez..   46   Vice President--North Latin American        1999        20
                                        Division (Mexico and Central
                                        America) (President of Panamco
                                        Mexico and Panamco Central
                                        America)*
Jorge Giganti.................   56   Vice President--Brailian Operations         1996         4
                                        (President of Panamco Brasil)
Roberto Ortiz.................   44   Vice President--Colombian Operations        1998         6
                                        (President of Panamco Colombia)
Moises Morales................   40   Vice President--Venezuelan Operations       1999         4
                                        (President of Panamco Venezuela)
Carlos Hernandez-Artigas......   36   Vice President--Legal and Secretary         1994         7


Officers are elected by our Board of Directors annually, and serve at the pleasure of the Board of Directors.

*The North Latin American Division incorporates Mexico, Guatemala, Nicaragua and Costa Rica operations. It was created in February 1999.

     The backgrounds of the directors, the executive officers and such other members of management of the Company are described below:

     Mr. Gustavo A. Cisneros was elected a director of the Company in June 1997. Mr. Cisneros is Chairman and Chief Executive Officer of the Cisneros Group of Companies, an organization that includes more than 50 companies in Latin America, Europe and the United States. Companies in the group include television and radio networks, broadcasting and telecommunications operations and various consumer product companies, including supermarket chains, beverages, soft drinks, beer, fast food franchises and music production. Mr. Cisneros is a founding member of the International Advisory Board of the Council on Foreign Relations in New York, a former director of the International Advisory Committee of The Chase Manhattan Bank and a director of the Chairman's Council of the Americas Society as well as a member of the International Advisory Council of the United States Information Agency, the Board of Overseers of the International Center for Economic Growth, the International Advisory Board of Power Corporation of Canada and the International Advisory Board of Gulfstream Aerospace Corporation. Mr. Cisneros sits on the Board of Directors of Georgetown University and the International Advisory Board of Columbia University and is a Trustee of The Rockefeller University in New York. Mr. Cisneros is the cousin of Oswaldo J. Cisneros.

     Mr. Oswaldo J. Cisneros was elected a director of the Company in June 1997. He is President of Telcel Cellular, C.A., the largest private cellular communications company in Venezuela, a company that he founded in partnership with Bellsouth International. He was the Chairman of Panamco Venezuela until

May 1997. Mr. Cisneros is president and owner of Central Azucarero Portuguesa, a modern and productive sugar mill, President of Puerto Viejo Marina & Yacht Club and Director of Produvisa (Glass Manufacturing Co.). Mr. Cisneros is the cousin of Gustavo A. Cisneros.

     Mr. William G. Cooling was elected a director of the Company in January 1994. Mr. Cooling was a Senior Executive Vice President of The Colgate-Palmolive Company and Chief of Operations, Specialty Marketing and International Business Development, from 1992 to 1996. For five years prior to 1992, Mr. Cooling served as Executive Vice President and Chief Technological Officer of The Colgate-Palmolive Company.

     Mr. Luiz Fernando Furlan was elected a director of the Company in May 1994. Mr. Furlan has been Chairman of Sadia Concordia S.A. Industria e Comercio, the largest Brazilian food processing conglomerate, since 1993. For more than five years prior to 1993, Mr. Furlan served as Executive Vice President, director and secretary of the board of directors of Sadia Concordia S.A. Industria e Comercio. He is also the President of the ABEF Brazilian Chicken Producers and Exporters Association Companies and Vice President and head of the foreign trade department of the Federation of Industries in the State of Sao Paulo.

     Mr. James M. Gwynn has been associated with the Company through its Mexican subsidiary, Panamco Mexico, since 1956, having served in management for over 18 years. In Panamco, he served first as an alternate director, then as a director of the Company from 1989 to 1993, member of the Advisory Board of Panamco until 1997 and a director of the Company from 1997 until the present.

     Mr. Timothy J. Haas was elected a director of the Company at the 1996 annual meeting of shareholders. Since July 1995, he has served as Executive Vice President of Coca-Cola's Latin American Group. Mr. Haas is Senior Vice President of The Coca-Cola Company and President of its Latin America Group, a position he assumed on January 1, 1997.

     Mr. Alejandro Jimenez was elected President and Chief Operating Officer of the Company in April 1994. He served as Vice President-Mexican Operations and President of Panamco Mexico from March 1992 to April 1994. From July 1991 until March 1992, Mr. Jimenez was Vice President of the Company. From June 1990 until June 1991, he was Vice President of the Latin American Division of Coca-Cola. From June 1989 until May 1990, he was the Marketing Director of the Latin American Division of Coca-Cola.

     Mr. Weldon H. Johnson is retired. Prior to his retirement, Mr. Johnson served for 10 years as Senior Vice President of Coca-Cola and Group President of Coca-Cola's Latin American Group.

     Lt. General Donald Colin Mackenzie was first elected a director of the Company in June 1989. From June 1988 to June 1989, he served as an alternate director of the Company. From February 1987 to September 1988, he was a Senior Consultant, government relations, with Public Affairs International, a Canadian company providing consulting services to private industry, located in Ottawa, Canada. In 1986, he retired from the Canadian Forces Air Element (the Canadian Air Force) with the rank of Lieutenant General.

     Mr. Wade T. Mitchell was first elected a director of the Company in June 1986. Mr. Mitchell is retired. Prior to January 1994, he was an Executive Vice President of Trust Company Bank, Atlanta, Georgia, for more than five years.

     Mr. Davis L. Rianhard served as Chairman of the Board from April 1993 to April 1994 and was first elected a director of the Company in 1981. From June 1990 to June 1992, Mr. Rianhard served as President of Panamco. For more than three years prior to June 1990, Mr. Rianhard served as President of Panamco Mexico. He retired as a director of the Company in May 1999 and became a member of the Advisory Board.

     Mr. Francisco Sanchez-Loaeza was elected Chairman of the Board in April 1994. He has served as Chief Executive Officer since June 1992 and served as President of the Company from June 1992 to April 1994. He was first elected a director of the Company in 1992. From June 1990 to June 1992, Mr. Sanchez-Loaeza served as Executive Vice President of Panamco. For more than three years prior to June 1990, Mr. Sanchez-Loaeza served as Vice President-Finance of the Company and Panamco Mexico.

     Mr. Albert H. Staton, Jr., is Chairman Emeritus of the Board of Directors and Chairman of the Advisory Board of Panamco. Mr. Staton was first elected a director of the Company in 1980. He retired as a director of the Company in 1997 and is still an active member of the Advisory Board. Mr. Staton served as Chairman of the Board from July 1988 to April 1993. He is the father of Stuart
A. Staton and the uncle of Houston Staton and Woods W. Staton Welten.

     Mr. Houston Staton was elected a director of the Company in 1997. For more than four years prior to April 1997, he served on the Advisory Board of Panamco. He has been a director of 3 Points Technology, Inc. since May 1996. From 1992 through September 1995, Mr. Staton was an owner-operator of McDonald's in Caracas, Venezuela. He is the nephew of Albert H. Staton, Jr., the brother of Woods W. Staton Welten and the cousin of Stuart A. Staton.

     Mr. Stuart A. Staton was elected a director of the Company in 1997. He has previously served as Vice President-Investor Relations and Executive Assistant to the President of the Company. In addition, for more than three years prior to June 1990, Mr. Staton served as Executive Assistant to the President of Panamco Brasil, and, from 1980 to 1986, he served in various capacities in Panamco Mexico. He is the son of Albert H. Staton, Jr. and the cousin of Houston Staton and Woods W. Staton Welten.

     Mr. Woods W. Staton Welten was first elected a director of the Company in 1982. Mr. Staton Welten was the Vice President of Marketing for Panamco Colombia from 1980 to 1982 and has been the President of Arcos Dorados S.A., the Argentinean joint venture of McDonald's Corporation, since 1984. He is the nephew of Albert H. Staton, Jr., the brother of Houston Staton and the cousin of Stuart A. Staton.

     Mr. Paulo J. Sacchi has been with Panamco for over nine years. Before becoming Chief Financial Officer, he was Vice-President- Operations of Panamco Brasil. He previously served as Vice President- Strategic Planning and Vice President-Operations at Panamco's corporate offices in Mexico City.

     Mr. Jose Ignacio Huerta Gonzalez was elected Vice President-North Latin American Division Operations and President of North Latin American Division in February 1999. From April 1994 to February 1999, he was Vice President-Mexican Operations and President of Panamco Mexico. From August 1992 to April 1994, he served as Vice President-Operations of Panamco Mexico. From November 1990 to July 1992, Mr. Huerta served as Finance Vice President of Panamco Mexico. For more than three years prior to November 1990, he served as Finance Director of Panamco Mexico.

     Mr. Jorge Giganti was elected Vice President-Brazilian Operations and President of Panamco Brasil in May of 1996. From April 1995 to April 1996, Mr. Giganti served as president of the Biagi Group, a

Brazilian bottler of Coca-Cola. From August 1994 to March 1995, he served as president of the Rio de la Plata Division (Argentina, Uruguay, and Paraguay) of Coca-Cola. Prior to August 1994, he served as President of the North-Latin American Division of Coca-Cola.

     Mr. Moises Morales was appointed Vice President-Venezuela Operations and President of Panamco Venezuela in January 1999. From December 1996 to September 1998 he was President of Panamco Costa Rica and from September 1998 to January 1999 he was President of Panamco Central America and Vice President-Central America Operations. He has over 15 years' experience in the Coca-Cola system in Mexico. Most recently, he was a regional manager in the Panamco Colombia operations.

     Mr. Carlos Hernandez-Artigas was elected Secretary of the Company in November 1993 and Vice President-Legal in January 1994. From 1992 to October 1993, he was an associate at the law firm Fried, Frank, Harris, Shriver & Jacobson in New York City.

     Mr. Roberto Ortiz was elected Vice President-Colombian Operations and President of Panamco Colombia in September 1998. From September 1993 until May 1997 he served as Vice President-Operations of Panamco Colombia. Before joining Panamco Colombia, he served in Coca-Cola de Colombia as Marketing Operations Manager and Director for more than 15 years.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     Directors' Fees. Directors of the Company who are not employed by us or our subsidiaries receive directors' fees of $20,000 per year and $1,000 per diem for attendance at Board of Directors and committee meetings. Committee chairmen also receive $3,000 per year. We pay equivalent fees to the members of our advisory board, which, as of April 2000, is composed of two members.

     Executive Compensation. During the fiscal year ended December 31, 1999, we set aside $0.2 million in the aggregate to provide pension, retirement or similar benefits for our directors and officers pursuant to existing plans provided or contributed to by the Company. The aggregate amount of compensation paid by us during 1999 to the directors and executive officers listed above as a group for services in all capacities was approximately $4.7 million exclusive of options described below.

     Restricted Stock Grants. In February 1993, the Board of Directors established a Trust and Bonus Plan for certain of our employees, which distributed 3,000 shares of Class A Common Stock free of charge to 3,000 employees of our subsidiaries at a rate of one share each.

     Cash Bonus Plan. We have adopted a short-term incentive plan (the "Bonus Plan"), pursuant to which key executives of the Company and subsidiaries may receive bonus compensation based on individual and Company performance, as determined by the Compensation Committee of the Board of Directors (the "Committee"). The Bonus Plan was implemented for Brazilian executives during 1992 and was extended to Mexican and Colombian as well as the Company executives during 1993, Panamco Costa Rica in 1996 and Panamco Venezuela, and Panamco Nicaragua in 1997, and Panamco Guatemala in 1998.

     Under the Bonus Plan, each participant is assigned a target award expressed as a percentage of base salary in varying amounts (which currently do not exceed 60% of base salary). The actual award will be based on a composite of individual and Company performance, depending on the participant's position with the Company. The individual portion of the participant's award will vary from 0% to 200% of the target award, on the basis of certain objective and subjective criteria to be established by the Committee. The Company portion of the participant's award will also vary from 0% to 200% of the target award, on the basis of the relationship between actual performance of the participant's "Economic Unit" (that is, the Company or Panamco Mexico, Panamco Colombia, Panamco Brasil, Panamco Venezuela, Panamco Costa Rica, Panamco Nicaragua and Panamco Guatemala) and projected performance. For purposes of evaluating Economic Unit performance, the Committee will compare actual cash operating profit and market share of the participant's Economic Unit against projected performance levels. In the case of cash operating profit, the Committee established minimum performance levels for each Economic Unit for 1999. Benefits are payable annually.

     The Committee has the authority to select participants and to establish target awards and performance measures. The Committee may amend, suspend or terminate the Bonus Plan at any time.

     Equity Incentive Plan. We have an Equity Incentive Plan (the "Equity Incentive Plan"), the purpose of which is to further the growth, development and financial success of the Company by providing incentives to selected employees. Pursuant to the Equity Incentive Plan, options (including incentive stock options) to purchase shares of Class A Common Stock and restricted stock awards with respect to Class A Common Stock may be granted. A total of 9,000,000 shares of Class A Common Stock (subject to adjustment upon certain events) is available for grant although no individual may receive options to purchase more than 200,000 shares of Class A Common Stock within any calendar year. The Equity Incentive Plan is administered by the Committee. The Committee determines the terms and conditions of all grants, subject to certain limitations set forth in the plan.

     In November 1995, we granted options to purchase 720,000 shares of Class A Common Stock under the Equity Incentive Plan at an exercise price of $14.375 per share, the closing price on the day prior to the grant. In November 1996, we granted options to purchase 443,000 shares of Class A Common Stock under the Equity Incentive Plan, at an exercise price of $23.4375 per share, the closing price on the day prior to the grant. In November 1997, we granted options to purchase 720,000 shares of Class A Common Stock under the Equity Incentive Plan, at an exercise price of $29.9375 per share, the closing price on the day prior to the grant. In November 1998, we granted options to purchase 1,379,200 shares of Class A Common Stock under its Equity Incentive Plan at an exercise price of $21.125 per share, the closing price on the day prior to the grant. In November 1999, we granted options to purchase 1,560,000 shares of Class A Common Stock under the Equity Incentive Plan at an exercise price of $15.61 per share.

     Options granted under the Equity Incentive Plan in 1995 and 1996 vest over a period of five years and options granted in 1997, 1998 and 1999 vest over a period of three years. All options granted under the Equity Incentive Plan expire ten years from the date of issuance.

     Stock Option Plan for Nonemployee Directors. We have a Stock Option Plan for Nonemployee Directors (the "Stock Option Plan for Nonemployee Directors"), which was implemented to attract and retain the services of experienced and knowledgeable nonemployee directors and nonemployee members of the advisory board of the Company. The Stock Option Plan for Nonemployee Directors provides each nonemployee director and each nonemployee advisory board member with an option to purchase a specified number of shares of Class A Common Stock. A total of 100,000 shares of Class A Common Stock is available for grant. The Stock Option Plan for Nonemployee Directors is administered by the Board of Directors or a subcommittee thereof. The Board of Directors has the discretion to amend, terminate or suspend the Stock Option Plan for Nonemployee Directors at any time. Pursuant to the Stock Option Plan for Nonemployee Directors, on April 7, 1995 we granted to each nonemployee director and nonemployee advisory board member options to purchase 1,670 shares of Class A Common Stock at an exercise price of $17.50 per share. On April 19, 1996, we granted to each nonemployee director and nonemployee advisory board member options to purchase 948 shares of Class A Common Stock at an exercise price of $19.62 per share. On November 13, 1997, we granted to each nonemployee director and nonemployee advisory board member (Mr. Gustavo A. Cisneros and Mr. Oswaldo J. Cisneros each received options to purchase 642 shares at an exercise price of $29.00) options to purchase 680 shares of Class A Common Stock at an exercise price of $29.9375 per share. In November 1998, we granted to each nonemployee director or advisory board member options to purchase 1,616 shares of Class A Common Stock at an exercise price of $21.125 per share. Options granted under the Stock Option Plan for Nonemployee Directors in 1995 and 1996 vest over a period of four years and options granted in 1997 and 1998 vest over a period of three years. In 1999 the Company did not grant options to its nonemployee directors or advisory board members. All options granted under the Stock Option Plan for Nonemployee Directors expire 10 years from the date of issuance.

     As of December 31, 1999, the total number of shares of Class A Common Stock underlying outstanding options granted under the Equity Incentive Plan and under the Stock Option Plan for Nonemployee Directors (after giving effect to the two-for-one stock split effected on March 31, 1997) was 4,104,314 shares.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     See "Item 11.--Compensation of Directors and Officers--Equity Incentive Plan" and "Item 11.-- Compensation of Directors and Officers--Stock Option Plan for Nonemployee Directors".

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Not applicable.


                                   PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

     Not applicable.


ITEM 16.  CHANGES  IN  SECURITIES  AND  CHANGES  IN  SECURITY  FOR  REGISTERED
          SECURITIES

     Not applicable.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.


ITEM 18. FINANCIAL STATEMENTS

     Reference is made to Item 19(a) for a list of all financial statements filed as part of this Annual Report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) List of Financial Statements

                                                                         Page

     Report of Independent Public Accountants............................ F-1
     Consolidated Balance Sheets at December 31, 1998 and 1999........... F-2
     Consolidated Statements of Operations for each of the
       three years in the period ended December 31, 1999................. F-3
     Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 31, 1999............. F-4
     Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 1999....................... F-6
     Notes to Consolidated Financial Statements.......................... F-8

(b)  List of Exhibits

     10.1   Amendment No. 2 to the $300 Million Credit Agreement
     23.1   Consent of Independent Public Accountants

                             REPORT OF INDEPENDENT
                              PUBLIC ACCOUNTANTS



To the Shareholders of
Panamerican Beverages, Inc.:


     We have audited the accompanying consolidated balance sheets of PANAMERICAN BEVERAGES, INC. (a Panamanian corporation) AND SUBSIDIARIES, stated in U.S. dollars, as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panamerican Beverages, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen



Mexico, D.F.
February 1, 2000

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                     (Stated in Thousands of U.S. dollars)


                                                            December 31,
                                                    -------------------------
                                                       1998           1999
                                                    ----------     ----------
ASSETS
Current assets:
     Cash and equivalents                         $    131,152   $    152,648
     Accounts receivable, net                          175,008        133,776
     Inventories, net                                  149,387        122,978
     Prepaid expenses                                   28,993         17,648
                                                    ----------     ----------
         Total current assets                          484,540        427,050

Investments                                             43,990        215,129
Long-term receivables                                   27,518         17,050
Property, plant and equipment, net                   1,307,590      1,218,383
Bottles and cases, net                                 337,609        310,856
Deferred income taxes                                   74,653         89,203
Goodwill, net                                        1,347,446      1,292,414
Other assets                                            24,344         43,037
                                                    ----------     ----------

                                                   $ 3,647,690    $ 3,613,122
                                                    ==========     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Bank loans                                   $    302,063         33,529
     Current portion of long-term debt                  55,332         64,640
     Accounts payable                                  207,217        152,230
     Income taxes                                        9,967         29,626
     Deferred income taxes                              15,904         22,459
     Sales and other taxes payable                      40,122         41,435
     Current portion of employee severance
     payments                                            5,910          5,586
     Employee profit sharing                            11,680         11,360
     Other accrued liabilities                          30,493         34,553
                                                    ----------     ----------
         Total long-term liabilities                   678,688        395,418

Long-term liabilities
     Long-term                                         771,267      1,249,972
     Pensions and employee severance payments           28,975         28,659
     Deferred income taxes                             144,349        133,656
     Other accrued liabilities                          19,934         25,547
                                                    ----------     ----------
         Total long-term liabilities                   964,525      1,437,834

Minority interest in consolidated subsidiaries          26,243         27,974
Shareholders' equity:
     Common stock                                        1,481          1,481
     Capital in excess of par value                  1,583,758      1,584,787
     Retained earnings                                 677,229        586,196
     Accumulated other comprehensive loss             (234,290)      (363,269)
                                                    ----------     ----------
                                                     2,028,178      1,809,195
     Treasury shares, at cost                          (49,944)       (57,299)
Total shareholders' equity                         $ 1,978,234    $ 1,751,896
                                                    ----------     ----------
                                                   $ 3,647,690    $ 3,613,122
                                                    ==========     ==========



The accompanying notes are an integral part of these consolidated statements.



                                            PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                                                CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Stated in thousands of U.S. dollars, except per share amounts)


                                                                                Year Ended December 31,
                                                               1997                      1998                       1999
                                                          --------------            --------------             ------------

Net sales                                                    $  2,510,210           $   2,773,276              $  2,415,817
Cost of sales, excluding depreciation and amortization          1,327,443               1,425,246                 1,191,883
                                                              -----------             -----------                 ---------
     Gross profit                                               1,182,767               1,348,030                 1,223,934
Operating expenses:
     Selling and distribution                                     563,917                 657,138                   572,038
     General and administrative                                   193,437                 222,327                   251,450
     Depreciation and amortization, excluding goodwill            159,371                 253,112                   214,539
     Amortization and goodwill                                     20,121                  35,739                    36,284
     Facilities reorganization charges                                  -                       -                    35,172
                                                             ------------             -----------                 ---------
                                                                  936,846               1,168,316                 1,109,483
                                                             ------------             -----------                 ---------
     Operating income                                             245,921                 179,714                   114,451
Other income (expense):
     Interest income                                               22,006                  12,817                    28,962
     Interest expense                                             (60,889)                (98,152)                 (129,072)
     Other, net                                                    44,033                  22,136                   (39,296)
     Nonrecurring, net                                                  -                  60,486                        -
                                                             ------------             -----------                ----------
                                                                    5,150                  (2,713)                 (139,406)
                                                             ------------             -----------                ----------
         Income (loss) before income taxes                        251,071                 177,001                   (24,955)
Income taxes                                                       57,302                  51,374                    31,254
                                                             ------------             -----------                ----------
         Income (loss) before minority interest                   193,769                 125,627                   (56,209)
Minority interest in earnings of subsidiaries                      19,934                   5,305                     3,695
                                                             ------------             -----------                ----------
         Net income (loss)                                   $    173,835           $     120,322              $    (59,904)
                                                             ------------             -----------                ----------
Basic earnings (loss) per share                              $       0.93           $        0.93              $      (0.46)
                                                             ============             ===========                ==========
Weighted average shares outstanding,
     in thousands                                                 120,841                 129,538                   129,683
                                                             ============             ===========                ==========

Diluted earnings (loss) per share                            $       1.43           $        0.92              $      (0.46)
                                                             ============             ===========                ===========
Weighted average shares outstanding,
            in thousands                                          121,969                 130,792                   129,683
                                                             ============             ===========                ===========








 The accompanying notes are an integral part of these consolidated statements.


                                            PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                     (Stated in thousands of U.S. dollars, except share amounts)

                                          Shares                                              Amount
                                    -----------------------------------------------------------------------------------------------

                                                                                             Accumulated
                                                                      Capital in                Other       Treasury      Total
                                                            Common    Excess of   Retained   Comprehensive   Shares,   Shareholders'
                                  Issued       Treasury      Stock    Par Value   Earnings       Loss        At Cost     Equity
Balance, December 31, 1996        132,511,864  31,574,200     $1,326  $  758,430  $440,102     $(171,420)   $(54,444)   $   973,994
 Comprehensive income:
  Net income                                -           -          -           -   173,835             -           -        173,835
  Translation adjustments                   -           -          -           -         -       (10,510)          -        (10,510)
  Pension Plan                              -           -          -           -         -           (49)          -            (49)
                                                                                                                         ----------
  Total comprehensive income                                                                                                163,276
                                                                                                                         ----------
 Compensation expense from
  equity incentive plan                     -            -         -         546         -             -           -            546
 Share repurchase                           -      605,112         -           -         -             -     (19,487)       (19,487)
 Stock options exercised                    -      (34,400)        -         345         -             -          91            436
                                               (15,100,000)
 Venezuela acquisition             15,500,000                    155     823,027         -             -      22,722        845,904
 Nicaragua acquisition                      -     (407,236)        -      12,696         -             -         702         13,398
 Increase in the market value
   of puttable common stock                 -    1,928,400         -     (14,367)        -             -           -        (14,367)
 Dividends declared ($0.21 per
     share)                                 -            -         -           -   (25,930)            -           -        (25,930)
                                  -----------   ----------     ------ ----------  --------     ---------    --------     ----------
Balance, December 31, 1997        148,011,864   18,566,076     1,481   1,580,677   588,007      (181,979)    (50,416)     1,937,770
 Comprehensive income:
  Net income                                -            -                     -   120,322             -           -        120,322
  Initial effect on deferred
    taxes relating to the change
    in functional currency in
    the Brazilian subsidiaries              -            -                     -         -        (7,660)          -         (7,660)
  Translation adjustments
     (including $(1,108) from
     intercompany balances and
     $366 from taxes)                       -            -                     -         -       (43,702)          -        (43,702)
  Pension Plan                              -            -                     -         -          (949)          -           (949)
                                                                                                                         ----------
  Total comprehensive income                                                                                                 68,011
                                                                                                                         ----------
 Comprehensive expense from
    equity incentive plan                   -            -           -       546         -             -           -            546
 Share repurchase                           -        4,356           -         -         -             -         (81)           (81)
 Stock options exercised                    -     (203,809)          -     2,535         -             -         553          3,088

 Dividends declared ($0.24 per                           -
    share)                                               -         -           -   (31,100)            -           -        (31,100)
                                  -----------   ------------   ------  ---------   -------     ---------   ---------     ----------
Balance, December 31, 1998        148,011,864   18,366,623     1,481   1,583,758   677,229      (234,290)    (49,944)     1,978,234

The accompanying notes are an integral part of these consolidated statements.


                                              PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                     (Stated in thousands of U.S. dollars, except share amounts)

                                          Shares                                              Amount
                                   ------------------------------------------------------------------------------------------------

                                                                                                Accumulated
                                                                       Capital in                   Other      Treasury    Total
                                                             Common    Excess of     Retained  Comprehensive   Shares, Shareholders'
                                       Issued     Treasury    Stock    Par Value     Earnings       Loss       At Cost     Equity
Comprehensive loss:
  Net loss                                  -            -        -            -     (59,904)            -           -     (59,904)
  Initial effect on deferred taxes
    relating to the change in
    functional currency in the
    Mexican subsidiaries                    -            -        -            -           -        (4,937)          -      (4,937)
  Translation adjustments
    (including $(15,527) from
    intercompany balances and
    $7,005 from taxes)                      -            -        -            -           -      (125,566)          -    (125,566)
  Pension Plan                              -            -        -            -           -         1,524           -       1,524
                                                                                                                          ---------
  Total comprehensive loss                                                                                                (188,883)
                                                                                                                          ---------
Share repurchase                            -      368,584        -            -           -             -      (7,568)     (7,568)
Stock options exercised                     -      (76,500)       -        1,029           -             -         213       1,242
Dividends declared ($0.24 per                            -
  share)                                    -            -        -     (31,129)           -             -           -     (31,129)
                                  -----------   ----------   ------   ----------    --------     ---------    --------  ----------

Balance, December 31, 1999        148,011,864   18,658,707   $1,481   $1,584,787    $586,196     $(363,269)   $(57,299) $1,751,896
                                  ===========   ==========   ======   ==========    ========     =========    ======== ===========


 The accompanying notes are an integral part of these consolidated statements.


                                            PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                (Stated in thousands of U.S. dollars)

                                                                                          Year Ended December 31,
                                                                           ------------------------------------------------------
                                                                               1997                 1998                 1999
                                                                           -------------        -------------        ------------
Cash flows from operating activities:
    Net income (loss)                                                      $     173,835         $    120,322         $  (59,904)
    Adjustments to reconcile net income (loss) to cash
        provided by operating activities--
           Depreciation and amortization                                         179,492              288,851            250,823
           Gain on translation from non-operating activities                     (14,159)              (4,607)           (14,785)
           Minority interest in earnings of subsidiaries                          19,934                5,305              3,695
           Deferred income taxes                                                 (24,012)              (5,898)           (39,401)
           Reserve for contingencies                                                 876              (57,884)             2,295
           Pensions                                                               14,968               11,203              5,760
           Loss (gain) on property, plant and equipment and
             investment disposals                                                  4,523                6,738             (1,714)
           Equity in earnings of unconsolidated
              companies, net                                                      (6,569)               3,550              4,371
           Non-cash facilities reorganization charges                                  -                    -             20,270
           Other                                                                     546                5,198             12,903
           (Increase) decrease in assets--
               Accounts receivable                                                28,814              (60,546)            55,441
               Inventories                                                        (7,959)             (37,673)            24,135
               Prepaid expenses                                                   (8,877)              (9,499)            11,283
               Additions to long-term receivables                                (12,403)             (12,712)            (2,452)
               Collections of long-term receivables                                3,242                4,403              1,082
           Increase (decrease) in liabilities--
               Accounts payable                                                   97,270               28,571            (71,714)
               Income taxes and employee profit sharing                           20,091              (22,356)            42,563
               Sales and other taxes payable                                       2,569               (6,279)             2,303
               Employee severance payments                                       (19,188)              (1,245)            (3,962)
               Other                                                             (13,808)              14,818            (16,846)
                                                                           -------------         -------------        ------------
           Net cash provided by operating activities                             439,185              270,260            226,146

Cash flows from investing activities:
        Capital expenditures                                                    (208,669)            (302,215)          (163,203)
        Purchases of bottles and cases, net                                     (123,370)            (124,438)           (74,591)
        Purchases of investments                                                (184,864)             (97,388)          (190,409)
        Proceeds from sale of investments                                          3,220                    -                  -
        Proceeds from sale of property, plant and equipment                        4,303                5,872              2,760
        Acquisition of minority interest                                        (289,365)             (28,310)                  -
        Other                                                                     10,251               (2,663)            (1,739)
                                                                           --------------        -------------        -------------
           Net cash used in investing activities                               (788,494)            (549,142)           (427,182)

The accompanying notes are an integral part of these consolidated statements.


                                            PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                (Stated in thousands of U.S. dollars)

                                                                                          Year Ended December 31,
                                                                           ------------------------------------------------------
                                                                               1997                 1998                 1999
                                                                           -------------        -------------        ------------

    Payment of bank loans and other                                              (337,515)            (495,001)           (395,836)
    Proceeds from bank loans, other and other long term
       borrowings                                                                 825,902              606,002             633,706
    Issuance of capital stock                                                         436                3,088               1,242
    Acquisition of capital stock                                                  (19,487)                 (81)             (7,568)
    Increase in the market value of puttable common stock                         (14,367)                   -                   -
    Payment of dividends to minority interest                                      (4,653)                (654)               (499)
    Payment of dividends to shareholders                                          (25,930)             (31,100)            (31,129)
    Other                                                                           6,260                  749              (1,657)
                                                                               ----------------      ---------------     ----------
        Net cash provided by financing activities                                 430,646               83,003             198,259
Effect of exchange rate changes on cash                                               385              (5,964)              24,273
                                                                               ----------------      ---------------     ----------

        Net increase (decrease) in cash and equivalents                            81,722            (201,843)              21,496
Cash and equivalents at beginning of year                                         251,273             332,995              131,152
                                                                               -------------         ------------         ---------
Cash and equivalents at end of year                                            $  332,995           $ 131,152            $ 152,648
                                                                                ============        ============        ===========
Supplemental cash flow disclosures:
    Cash paid during the year for--
        Interest                                                               $  49,719            $ 108,827            $ 109,444
                                                                                ============        =============       ===========
        Income taxes                                                           $  69,040            $  80,515            $  36,880
                                                                                ============        =============       ===========



The accompanying notes are an integral part of these consolidated statements.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)


(1)  Operations and summary of significant accounting policies

     Description of operations

     The primary activity of the subsidiaries of Panamerican Beverages, Inc. (the "Company") is the production and sale of Coca-Cola products and other beverages. The Company operates in Mexico, Brazil, Colombia, Venezuela and Central America (Costa Rica, Nicaragua and Guatemala). Bottler agreements with Coca-Cola expire during the years 2000-2005 and are expected to be renewed upon expiration.

     Approximately 88% of the Company's 1999 net sales were derived from the distribution of Coca-Cola products. Coca-Cola may be able to exercise influence over the conduct of the Company's business through rights maintained under bottler agreements with the Company and otherwise.

     On November 1, 1995, the Coca-Cola Export Corporation ("Export"), a wholly owned subsidiary of Coca-Cola, Coca-Cola and the Company entered into an Amended and Restated Investment Agreement ("Agreement") pursuant to which Coca-Cola designated the Company as an anchor bottler and agreed to increase its equity interest in the Company. Coca-Cola also acquired the right to approve certain major corporate actions taken by the Company. Subject to satisfaction of certain conditions, the Agreement calls for Coca-Cola to purchase Company capital stock in amounts equal to the purchase price of bottling acquisitions to be made by the Company from time to time, up to a maximum voting interest of 25%. The price per share in any such acquisition of additional capital stock will be the average closing price on the New York Stock Exchange during a period preceding the announcement of the related bottling acquisition. The Agreement does not obligate the Company to finance an acquisition by selling stock to Export.

     The designation of the Company as an anchor bottler means that the Company will be one of Coca-Cola's strategic partners in the worldwide Coca-Cola bottling system. Although it does not guarantee that the Company will be able to acquire any particular franchise or renew existing bottler agreements, the Company believes (along with Coca-Cola's other anchor bottlers) it will be looked upon favorably by Coca-Cola in these situations.

     As of December 31, 1999 Coca-Cola beneficially owned 30,625,692 shares representing approximately 24% of the Company's shares outstanding.

     The significant accounting policies of the Company and its subsidiaries are as follows:

     New Pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS-133"), which revises the accounting and related disclosures for derivative financial instruments. The Company does not believe the adoption of this standard, which will be implemented in the first quarter of 2001, will have a material effect on financial position or results of operations.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which provides guidance on the accounting for software development costs and requires the capitalization of certain costs which the Company had historically expensed. As required, beginning 1999 the Company adopted SOP 98-1, which did not have a material impact on the Company's financial position, results of operations or cash flows.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)


(1)  Operations and summary of significant accounting policies (Continued)

     Basis of consolidation

     The consolidated financial statements include the accounts and operations of the Company and its subsidiaries in Mexico, Brazil, Colombia, Venezuela and Central America. All material intercompany accounts and transactions have been eliminated in consolidation. Minority interest in majority owned subsidiaries has been recorded in the Company's consolidated financial statements representing their share of subsidiary earnings.

     The equity in earnings and the changes in equity of subsidiaries that are acquired or sold during the period are included in the financial statements until or from the date of the transaction.

     Basis for translation

     The accounts of the Company are maintained in U.S. dollars. The accounts of the subsidiaries are maintained in the currencies of the respective countries.

     The financial statements of the Colombian and Venezuelan subsidiaries for all periods, the Mexican subsidiaries for 1997 and 1998 and the Brazilian subsidiaries for 1997, have been remeasured into U.S. dollars, the reporting and functional currency, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS-52"), as it applies to highly inflationary economies such as those in which the subsidiaries operate, as follows:

          a. Quoted year-end rates of exchange are used to remeasure monetary assets and liabilities.

          b. All other assets and shareholders' equity accounts are remeasured at the rates of exchange in effect at the time the items were originally recorded.

          c. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for depreciation, amortization and materials consumed from inventories, which are translated at the rates of exchange in effect when the respective assets were acquired.

          d. Translation gains and losses arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise and have been distributed to the related income statement accounts.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)



(1)  Operations and summary of significant accounting policies (Continued)

     Foreign currency translation gains (losses) on monetary assets and liabilities for Colombia, Venezuela, Mexico (1997 and 1998) and Brazil
     (1997) have been included in the income statement accounts to which such items relate as shown below:

                                            Year Ended December 31,
                       --------------------------------------------------------
                                    1997             1998              1999
                                   ------           ------            ------
Net sales                        $ (3,211)        $   628          $    (313)
Cost of sales and operating
     expenses                       9,125          (2,007)            12,152
Interest and other income
     (expense)                      2,174           1,849              1,446
Provision for income taxes          2,243          (1,441)             1,500
                                 ---------       ---------         ----------

Net translation gains (losses)   $ 10,331         $  (971)         $  14,785
                                 ========        =========         ==========



     The translation gains (losses) allocated to net sales are attributable to translation losses on accounts receivable. The translation gains (losses) allocated to cost of sales and operating expenses are attributable to translation gains (losses) on accounts payable and certain accrued liabilities. The translation gains (losses) allocated to other income (expense) are attributable primarily to accrued excise taxes and certain other accrued liabilities.

     Beginning 1998, the Company discontinued classifying Brazil as a highly inflationary economy, and accordingly, the functional currency of the Brazilian operations was changed from the U.S. dollar to the Brazilian real. This change resulted in a change in the method of translating the Brazilian financial statements from the remeasurement process to the current rate translation method and the deferred income tax asset balance and shareholders' equity each decreased by $7,660, in 1998.

     Beginning 1999, the Company discontinued classifying Mexico as a highly inflationary economy, and, accordingly, the functional currency of the Mexican operations was changed from the U.S. dollar to the Mexican peso. The effect of the change represented a decrease in both the deferred income tax balance and shareholders' equity of $4,937 in 1999.

     The current rate translation method is used for the Brazilian (1998 and 1999), Mexican (1999), Costa Rican, Nicaraguan and Guatemalan subsidiaries, where the functional currency is the Brazilian Real, the Mexican Peso, the Costa Rican Colon, the Nicaraguan Cordoba and the Guatemalan Quetzal, respectively. Under this method all assets and liabilities (except minority interests) are translated on a monthly basis using the quoted year-end exchange rate, and all revenues and expenses are translated on a monthly basis at the average rate of exchange in effect during the period. The resulting translation adjustments are included in the accumulated and other comprehensive income (loss), which is a component of shareholders' equity.

     Latin America

     The Latin American markets in which the Company operates are characterized by volatile and frequently unfavorable economic, political and social conditions. High inflation, and with it high interest rates, are

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)



(1)  Operations and summary of significant accounting policies (Continued)


     common. The governments in the countries where the Company operates have responded in the past to high inflation by imposing price and wage controls or similar measures, although formal soft drink price controls in each country have been lifted or phased out. These countries have also experienced significant currency fluctuations. Since the Company's consolidated cash flows from operations is generated exclusively in the currencies of the subsidiaries, the Company is subject to the effect of fluctuations in the value of those currencies.

     During January 1999, the Brazilian Government changed its local currency exchange policy in relation to the U.S. dollar to be determined by the market without establishment of a trading band. During 1999, the local currency decreased in value in relation to the U.S. dollar by 48% and the related exchange loss amounted to $27,850, which was recorded in other income (expense). As of December 31, 1999 the Brazilian subsidiaries have net liabilities denominated in U.S. dollars subject to translation exchange gain or losses in the amount of $83,260 and net assets subject to translation effect in the amount of $3,709. At February 1, 2000 the unaudited foreign exchange position was similar to that at year-end, and there has been no significant change in the exchange rates.

     Use of estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to these financial statements are related to accounts receivable, inventory, taxes and pensions as discussed in Notes 2, 3, 6 and 8, respectively.

     Revenue recognition

     Revenues from sales are recorded at the time products are delivered to trade customers. Net sales reflect units delivered at selling list prices reduced by known promotion allowances.

     Vulnerability due to concentration

     The Company's primary raw material supplier is Coca-Cola. Transactions with Coca-Cola are subject to maintenance provisions under existing bottler agreements.

     The Company's other raw materials are sourced from multiple vendors and the Company believes additional supply sources exist for all these raw materials.

     Adjustments to conform with accounting principles generally accepted in the United States

     Certain accounting policies applied by the subsidiaries in their accounts (and in their financial statements prepared for use in the respective country) conform with the accounting principles generally accepted

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)



(1)  Operations and summary of significant accounting policies (Continued)

     in the respective country but do not conform with the accounting principles generally accepted in the United States. The accompanying financial statements have been prepared for use primarily in the United States and reflect certain adjustments required to conform them with the accounting principles generally accepted in the United States.

     Cash and equivalents

     Cash and equivalents include cash on hand and in banks and certificates of deposit stated at cost plus income accrued to the balance sheet date, which have an original maturity of three months or less.

     Inventories

     Inventories are stated at the lower of average cost or market.

     Investments

     The investment in Tapon Corona de Colombia, S.A., equivalent to 40% of the outstanding shares of that Colombian company, the investment in Cervejarias Kaiser, S.A., a Brazilian brewery (in which the company increased its interest from 11.4% to 11.6% in 1998 as a result of the acquisition of Refrigerantes do Oeste, S.A. ("R.O.S.A.") described in
     Note 12) and investments in other companies in which the Company holds at least 20% of the outstanding shares are accounted for using the equity method, wherein the Company's participation in the earnings of those subsidiaries are recorded in income as earned, and dividends received in cash are applied to reduce the related investment.

     The Company has investments in bank deposits and marketable bonds amounting to $184,500 which guarantee bank loans obtained by subsidiaries and are therefore classified as noncurrent (see Note 7). Bank deposits are valued at fair value.

     All other investments are valued at cost, which approximates market or net realizable value. The equity in earnings and the changes in equity of subsidiaries that are acquired or sold during the period are included in the financial statements until or from the date of the transaction.

     Property, plant and equipment

     Property includes the cost of land, buildings, equipment and significant improvements to existing property. Additions, improvements and expenditures for repairs and maintenance that significantly add to the productive capacity or extend the life of an asset are capitalized; other expenditures for repairs and maintenance are charged to operating results as incurred.

     Interest incurred with respect to long-term capital projects is capitalized and reflected as a reduction of interest expense. Such amount was $175, $346 and $73 in 1997, 1998 and 1999, respectively.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)



(1)  Operations and summary of significant accounting policies (Continued)

     When an asset is sold or retired, the cost and related accumulated depreciation are removed from the respective accounts and any gain or loss is included in results of operations for that year.

     Depreciation is calculated under the straight-line method for all subsidiaries over the estimated remaining useful lives of the assets.

     Bottles and cases

     The Company utilizes the lower of FIFO cost or market method for valuing bottles and cases on hand. Breakage of bottles and cases on hand is included in depreciation and amortization expense. For the years ended December 31, 1997, 1998 and 1999, breakage expense amounted to $32,814, $44,980 and $37,373, respectively.

     Bottles and cases, net include the cost of bottles and cases on hand and the unamortized portion of the capitalized cost of new introductions, net of any amounts collected for bottles and cases. The cost of new introductions is amortized over estimated useful lives ranging from three to six years for bottles and six to ten years for cases, and amortization expense of $32,865, $49,100 and $57,228 has been recorded in 1997, 1998 and 1999, respectively.

     A certain level of bottles and cases are always in circulation in the marketplace. The Company's practice is to accept returnable bottles and cases in lieu of deposits on new sales, and, in practice, the Company's customers generally do not return bottles and cases for refunds. Accordingly, monies received by the Company from customers for bottles and cases are netted against the Company's cost of acquiring bottles and cases.

     Goodwill

     Goodwill represents the excess of the cost of acquisitions over the fair value of the net assets acquired, and is being amortized on a straight-line basis over the estimated periods to be benefited, not to exceed 40 years.

     Impairment

     The Company periodically evaluates whether events or circumstances have occurred indicating that the carrying amount of the long-lived assets, including goodwill, may not be recoverable. When factors indicate possible impairment, the Company uses an estimate of undiscounted future cash flows to determine if any impairment has occurred.

     Marketing expense

     The Company expenses broadcast advertising costs when invoiced, which generally coincides with the broadcast of the related advertisement. Other marketing and advertising costs are expensed as incurred.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)


(1)  Operations and summary of significant accounting policies (Continued)

     Marketing expense, net of Coca-Cola reimbursements in 1997, 1998 and 1999 was $96,299, $119,986 and $90,240, respectively.

     Franchisor incentives

     Coca-Cola, at its sole discretion, provides the Company with various benefits and incentives, including capital expenditure incentives, promotional programs and advertising support. In 1999, Coca-Cola modified the terms and conditions of its franchisor incentive arrangements. As a result, reimbursements are now based on meeting certain conditions. Until 1998 there were no conditions required for franchisor incentives.
     Prior to 1999, capital expenditure incentives are recorded as other income when Coca-Cola confirmed its commitment to the related incentive. Beginning 1999, incentives are recorded as liabilities when received and are amortized to other income on a straight-line basis over 60 months beginning the next month after Coca-Cola confirms its commitment to the related incentive (see Note 13). Payments are related to the increase in volume of Coca-Cola products that result from such expenditures and are viewed by the Company as an offset against the costs of concentrates paid by the Company to Coca-Cola. Advertising and promotional incentives are treated as reductions of the marketing expense when known.

     Employee Profit Sharing

     Mexican, Brazilian and Venezuelan laws require the payment to employees of employee profit sharing. These amounts are treated as compensation expense and are reflected in the appropriate income statement captions in the accompanying financial statements. The employee profit sharing expense was as follows:

                                          Year Ended
                                        December 31,
                                        ------------
                                           1997             $   14,460
                                           1998             $   20,877
                                           1999             $   27,078


     Pensions and other employee benefits

     Pension plans are computed in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS-87"), determined under the projected unit credit method. The Mexican, Brazilian, Colombian, Nicaraguan and Guatemalan subsidiaries have pension plans, which cover all their employees except for the Mexican plan which covers only nonunion employees. The other subsidiaries do not have pension plans.

     The Mexican and Brazilian pension plans are funded and the contributions are based on actuarial valuations. In 1998 and 1999 the contributions amounted to $2,374 and $1,932, respectively. The

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)



(1)  Operations and summary of significant accounting policies (Continued)

     Colombian plan is unfunded and shared with a government agency. The Nicaraguan and Guatemalan plans are unfunded. The labor laws in each of the countries in which the Company operates require severance payments upon involuntary termination. The Company accrues for such costs when known.

     The Company has no other post-retirement or post-employment benefits which would require adjustment under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits other than Pensions" or Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits".

     Nonrecurring income (expenses)

     During 1998, the Brazilian subsidiaries conducted a study to evaluate the expected future utilization of returnable product presentations in the Brazilian market, having observed accelerated demand for, and utilization of, non-returnable presentations in the marketplace. The results of this study indicated that the use of non-returnable presentations will continue to increase in the Brazilian market. Therefore, the Company adjusted the carrying value of bottles and cases to reflect their estimated use in the marketplace by charging $36,544 to the 1998 operating results, increasing total depreciation and amortization expense and reducing the provision for income tax by $12,060.

     Additionally in 1998 the Brazilian subsidiaries reversed a contingency reserve recorded in prior years for excise tax credits taken on purchases of concentrate between February 1991 and February 1994. The Company had previously accrued this reserve in the full amount of such credits. The Company reversed this reserve based on the fact that during 1998 the Brazilian Supreme Court resolved similar claims of other bottlers in favor of the bottlers (see Note 10).

     The reversal of the excise tax reserve amounted to $60,486 and was credited to other nonrecurring income in the income statement. Income tax credits related to this reserve, amounting to $19,960, were also reversed and charged in 1998 directly to income in the provision for income tax.

     Facilities reorganization charges

     During 1999, the Company recorded $35,172 of charges primarily as a result of the write-off of non cash items amounting to $20,270 relating to physical assets in Venezuela and Colombia and $14,902 cash items relating to severances in Brazil and Venezuela that have been recorded as facilities reorganization charges.

     Income taxes

     Deferred income taxes are provided by the balance sheet method for temporary differences between amounts of assets and liabilities for financial and tax reporting purposes.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)



(1)  Operations and summary of significant accounting policies (Continued)

     At December 31, 1999, accumulated undistributed retained earnings subject to withholding taxes of foreign subsidiaries in Mexico, Colombia and Costa Rica, amounted to approximately $138,803, $269,573, and $14,101. No provision for withholding tax is made on foreign earnings because they are considered by management to be permanently invested in those subsidiaries and, under the tax laws, are not subject to such taxes until distributed as dividends. If the earnings were not considered permanently invested, approximately $10,410, 18,870 and $2,115 of deferred taxes would have been provided for subsidiaries in Mexico, Colombia and Costa Rica, respectively, at December 31, 1999. This assumes a withholding tax rate of 7.5% for Mexico, 7% for Colombia and 15% for Costa Rica (see Note
     9). Dividends paid for distribution of earnings in Mexico were not subject to withholdings taxes until December 31, 1998. Effective January 1, 1999, dividends are subject to withholdings taxes (see Note 9). No withholding taxes are generally paid for distribution of earnings in Venezuela, Nicaragua or Guatemala.

     Financial instruments

     The Company has considered the disclosure provisions of Statement of Financial Accounting Standards No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk," as well as the provisions of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments". The Company does not have any financial instruments which would call for any additional disclosures under Statements 105 and 107.

     The carrying amounts and fair values of the Company's financial instruments as of December 31, are summarized as follows:



                                                          1998                                  1999
                                           ----------------------------------    -----------------------------------
                                            Carrying Amount    Fair Value         Carrying Amount     Fair Value

Long-term bank investments and marketable
bonds                                         $      -         $      -           $  187,500        $  195,692
                                              ==========       ==========         ==========         =========
Bank loans and long-term debt (including      $1,128,661       $1,175,000         $1,348,141        $1,397,100
current portion)                              ==========       ==========         ==========        ==========




    Earnings per share

     Basic earnings per share have been calculated based on the weighted average number of common shares outstanding.

     Diluted earnings per share have been calculated similar to the basic earnings per share, except that the weighted average number of shares includes the number of additional common shares that would have been outstanding, if the dilutive potential common shares of the stock option plans had been issued under the treasury stock method.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)



(2)  Accounts receivable

     Short-term accounts receivable consist of:

                                                              December 31,
                                                       ------------------------
                                                         1998            1999
                                                      --------        --------
Customers and distributors                           $ 103,243      $   89,637
Employees                                                8,403           5,501
Subsidiaries of Coca-Cola and related companies         22,570          13,479
Sales and income taxes receivable                       20,572          10,606
Other                                                   30,647          26,087
                                                      --------        --------
                                                       185,435         145,310
Less-Allowance for doubtful accounts                    10,427          11,534
                                                      --------        --------

                                                     $ 175,008       $ 133,776
                                                      ========        ========


     Long-term accounts receivable consist of:

                                                              December 31,
                                                        -----------------------
                                                         1998            1999
                                                       -------        --------
Judicial deposits                                    $   1,401       $   1,401
Notes from distributors                                 22,849          11,227
Employee housing loan fund                               1,749           1,271
Other                                                    1,519           3,151
                                                      --------        --------
                                                     $  27,518       $  17,050
                                                      ========        ========


     The judicial deposits primarily represent amounts deposited by the Brazilian subsidiaries to cover certain local taxes, all of which have been accrued. Notes from distributors relate to financing provided by the Company to distributors to acquire vehicles with maturities ranging from three to five years.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)



(3)  Inventories

     Inventories consist of:


                                                    December 31,
                                  --------------------------------------------
                                             1998                     1999
                                           -------                  --------
Bottled beverages                        $  47,309                $   32,683
Raw materials                               51,703                    49,341
Spare parts and supplies                    51,861                    45,018
                                          --------                  --------
                                           150,873                   127,042
Less- Allowance for obsolete and slow
     moving items                            1,486                     4,064
                                          --------                  --------
                                         $ 149,387                 $ 122,978
                                          ========                  ========


(4)  Property, plant and equipment

     Property, plant and equipment consist of:


                                                  December 31,
                                    -----------------------------------------
                                                                Estimated useful
                                        1998          1999            lives
                                     ---------     ---------   ---------------
Land                                $  122,910   $   114,588          -
Buildings                              319,804       303,959    20 to 40 years
Machinery and equipment, furniture
     and fixtures                    1,245,751     1,180,304     4 to 20 years
Vehicles                               384,576       376,481     4 to 10 years
Construction in progress                51,653        59,290          -
                                     ---------     ---------
                                     2,124,694     2,034,622
Less-Accumulated depreciation          817,104       816,239
                                     ---------     ---------
                                    $1,307,590    $1,218,383
                                     =========     =========

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)


(5)  Related party transactions

     The Company had the following significant transactions with related parties:

                                              Year Ended December 31,
                                 -----------------------------------------------
                                           1997          1998             1999
                                        ---------      -------           ------
Income -
     Kaiser beer distribution fees     $    9,117    $   7,850        $   5,658
     Marketing expense support             65,475       81,701           59,279
                                        ---------      -------          -------
                                       $   74,592    $  89,551        $  64,937
                                        =========      =======          =======
Expenses -
     Purchases of concentrate          $  288,708    $ 322,426        $ 266,215
     Purchases of beer                    254,083      179,457           74,020
     Purchases of other inventories       154,579      165,599          106,712
                                        ---------      -------          -------
                                       $  697,370    $ 667,482        $ 446,947
                                        =========      =======          =======

Capital expenditure incentives         $   26,780    $  40,791        $   9,833
received in cash                        =========      =======          =======


(6)  Income taxes

     The Company is exempt from Panamanian income tax, but the operations of the subsidiaries are subject to income taxes at the applicable local rates.

     Income taxes are computed taking into consideration the taxable and deductible effects of inflation in each of the countries in which the Company operates.

     The provisions for income taxes have been determined on the basis of the taxable income of each individual company and not on a consolidated basis.

     During 1997, the Brazilian subsidiaries chose to replace the payment of dividends for the payment of "interest on shareholders' equity". According to Brazilian legislation, companies may pay to their shareholders a calculated interest amount based on the companies' shareholders' equity, and the Brazilian long-term interest rate. This interest is limited to half of the companies' net income for the year or half of the companies' retained earnings, whichever is higher. The payment of such amounts allows companies the benefit of interest deductibility in the calculation of the income taxes. The tax benefit due to the deductibility of this interest for purposes of the computation of the income taxes, amounting to $11,540, $10,485 and $951, were credited to income taxes, in the income statement in 1997, 1998 and 1999, respectively.

     At the end of 1998, some of the Brazilian tax rules were changed as part of the federal government's reform of the tax system. For example, the "Cofins" tax, which is assessed on sales revenues, was increased from 2.0% to 3.0%, beginning February 1999. One third of the Cofins tax paid may be offset against the social contribution tax calculated for the year, which is reported together with the provision for income tax. Amounts not offset during the year may not be carried forward to future periods. This change reduces the ability of Brazilian companies to fully recover credits derived from social contribution tax loss carryforwards, as in the case of the Brazilian subsidiaries.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)


(6)  Income taxes (Continued)

     Accordingly, the Company recorded a valuation allowance on previously recorded deferred income tax assets amounting to $14,072 by charging the provision for income taxes in the fourth quarter of 1998. As a result of tax legislative changes during 1999, Cofins can no longer be offset against social contribution tax. The Company reversed the aforementioned valuation allowance of $9,507 at the current exchange rate which corresponds to the $14,072 as of December 31, 1998, and resumed recording assets corresponding to the social contribution tax loss carryforwards.

     As of December 31, 1999, the Company had $127,874 of tax loss carryforwards available from its subsidiaries to offset future taxable income. The Company has provided a valuation allowance of $59,510 against tax loss carryforwards from its subsidiaries.

     Mexican and Venezuelan subsidiaries are subject to an asset tax, to the extent that such exceeds the income tax of the period, at an annual rate of 1.8% and 1%, respectively. Any required payment of asset taxes is refundable against the excess of income taxes over asset taxes for the following ten and three years in the case of Mexico and Venezuela, respectively.

     The income tax expense for the years ended December 31, 1997, 1998 and 1999 consists of the following:


                                                                                       Valuation
                                               Current             Deferred             Allowance             Total
                                               Expense              Expense             Increase             Expense
                                              (Benefit)            (Benefit)           (Decrease)           (Benefit)

1997:

     Mexico                                   $  11,447         $   19,740         $        -            $  31,187
     Brazil                                      56,238            (52,944)                 -                3,294
     Colombia                                    14,409              4,520                  -               18,929
     Venezuela                                    2,774            (51,264)            48,171                 (319)
     Central America                              4,083                128                  -                4,211
                                              ----------        -----------        -----------           ----------
         Total                                $  88,951         $  (79,820)        $   48,171            $  57,302
                                              ==========        ===========        ===========           ==========

1998:

     Mexico                                   $  17,371         $   16,661         $        -            $  34,032
     Brazil                                      25,094            (31,311)            14,072                7,855
     Colombia                                      (721)             1,617                  -                  896
     Venezuela                                   10,935            (12,314)             4,309                2,930
     Central America                              4,593              1,068                  -                5,661
                                              ----------        -----------        -----------           ----------
         Total                                $  57,272         $  (24,279)        $   18,381            $  51,374
                                              ==========        ===========        ===========           ==========
1999:

     Mexico                                   $  41,966              $5,063        $        -           $   47,029
     Brazil                                       2,341             (24,158)           (9,507)             (31,324)
     Colombia                                    11,589             (10,311)                -                1,278
     Venezuela                                    9,196             (15,892)           15,049                8,353
     Central America                              5,563                 355                 -                5,918
                                              ----------        -----------        -----------          -----------
         Total                                $  70,655         $   (44,943)       $    5,542           $   31,254
                                              ==========        =============      ===========          ===========

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)


(6)  Income taxes (Continued)

     The provisions for income taxes computed by applying the local statutory rates to income before taxes, as reconciled to the actual provisions, are as follows for the years ended December 31, 1997, 1998 and 1999:


                                                                            1997

                                                                                                Central
                                        Mexico        Brazil       Colombia     Venezuela       America         Total

Tax at local country statutory
     rate                                  34%           33%          35%          34%            30%            40%
Add (deduct)--
     Tax inflation adjustments, net         2%            -           (1%)        (21%)           (1%)           (5%)
     Indexed tax depreciation             (11%)          (9%)          -           (9%)           (1%)           (8%)
     Employee profit sharing                1%            -            -            -              -              -
     Tax credits relating to the
         deduction of interest on
         shareholders' equity and
         other                              -           (31%)          -            -              -             (6%)
     Other                                 11%           14%         (10%)         (4%)           (1%)            2%
                                           ---           ---          ---           ---            ---           ---
Tax at effective tax rate                  37%            7%          24%           -             27%            23%
                                           ===           ===          ===           ===           ===            ===



                                                                            1998

                                                                                                Central
                                        Mexico        Brazil       Colombia     Venezuela       America         Total
                                        ------        ------       --------     ---------       -------        -------
Tax at local country statutory
     rate                                  34%           33%         35%             34%          29%            48%
Add (deduct)--
     Tax inflation adjustments, net         6%            -          (7%)           (10%)          -             (1%)
     Indexed tax depreciation             (20%)           3%           -             (6%)          -            (12%)
     Employee profit sharing                2%            -            -               -           -              1%
     Prospective change in
     statutory rate                         2%            -            -               -           -              1%
                                            --            -            -               -           -              --
     Tax credits relating to the
         deduction of interest on
         shareholders' equity and
         other                               -          (56%)        (17%)             -           -            (18%)
    Provision for valuation
        allowance                            -           37%            -              -           -              8%
    Other                                   8%          (10%)         (9%)           (9%)         (2%)            2%
                                        ------          -----        -----          -----        -----          ----
Tax at effective tax rate                  32%            7%           2%             9%          27%            29%
                                        ======          =====        =====          =====        =====          ====



                                            PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    (Stated in thousands of U.S. dollars, except for share data)


(6)  Income taxes (Continued)

                                                                            1999

                                                                                                  Central
                                           Mexico        Brazil      Colombia     Venezuela       America         Total
Tax (benefit) at local country
     statutory rate                         35%          (33%)        35%           (34%)           28%            97%
Add (deduct)--
    Tax inflation adjustments, net           3%             -        (23%)           12%              -             6%
    Indexed tax depreciation                 -             1%          -            (14%)             -             2%
Employee profit sharing                      3%             -          -              -               -            13%
Asset tax                                    -              -          -             12%              -            20%
Tax credits relating to the
   deduction of interest on
   shareholders' equity and                  -           (10%)         -              -               -           (18%)
   other
Provision for valuation
   allowance                                 -             -           -            36%              -            60%
Reversal of valuation
   allowance                                 -          (19%)          -              -              -           (18%)
Other                                      (9%)         ( 4%)         (2%)           8%             (2%)         (37%)
                                          -----         -----        -----         -----            ----         -----
Tax at effective tax rate                  32%           65%          10%           20%             26%          125%
                                          =====         =====        =====         =====            ====         =====



     Beginning in 1999, the income tax rate in Mexico increased from 34% to 35%, with the obligation to pay this tax each year at a rate of 30% (transitorily 32% in 1999), with the remainder payable upon distribution of earnings.

     The components of the net deferred income tax liability (asset) as of December 31, 1998 and 1999 are as follows:

                                                     December 31,
                                                  -------------------
                                                  1998           1999
                                                  ----           ----
Current:
    Inventories                              $   13,490     $    16,799
    Nondeductible reserves                         (309)           (403)


    Other                                         2,723           6,063
                                               --------        --------
           Total current                         15,904          22,459
    Bottles and cases                            45,313          37,047
    Property, plant and equipment               103,011          94,473
    Nondeductible reserves                      (12,598)         (8,152)
    Tax loss carryforwards                     (120,443)       (127,874)
    Valuation allowance                          57,636          59,510
    Other                                        (3,223)        (10,551)
                                               ---------       ---------
        Total long-term, net                     69,696          44,453
                                               ---------       ---------
        Total                                $   85,600      $   66,912
                                               =========       =========

        The components of the deferred income tax provision (benefit) for the years ended December 31, 1997, 1998 and 1999 are as follows:

                                               Year Ended December 31,
                                    -----------------------------------------
                                     1997               1998              1999
                                     ----
Inventories                       $  2,593           $  1,863          $  2,870
Property, plant and equipment       20,777              1,845           (18,688)
Bottles and cases                   (2,464)           (13,092)           (7,682)
Investments                              -             (1,115)           (4,338)
Nondeductible reserves              (8,524)            14,700            (1,906)
Tax loss carryforwards             (58,522)           (29,340)          (24,579)
Valuation allowance                 13,329             18,381             5,542
Other                                1,162                860             9,380
                                   --------           --------          -------
                                  $(31,649)          $ (5,898)         $(39,401)
                                   ========           ========          ========

(7)  Bank loans and long-term debt

    At December 31, 1999 the Company and its subsidiaries had direct unsecured bank loans denominated in U.S. dollars, with between 1- and 8-month maturities. The average annual interest rate for the majority of the loans as of December 31, 1999 was LIBOR (6.09) + 1%.

    At December 31, 1999 the majority of long-term debt bears fixed interest rates ranging from 5.75% to 10.75%, and the remaining long-term debt has variable interest rates ranging from LIBOR + 1.25% to 4.25%, the Mexican rate for units of real constant value (UDIS) plus 9.75% and the Brazilian long-term interest rate (TJLP) plus 5.08% to 6.60%. A summary of long-term debt by country is as follows:

                                                   December 31,
                                               1998               1999
                                               -----             -----

Corporate                                    $  650,000       $  870,000
Mexico                                            2,042            107,418
Brazil                                           70,825             76,069
Colombia                                         63,843             61,542
Venezuela                                             -            188,000
Central America                                  39,889             11,583
                                                -------          ---------
                                                826,599          1,314,612
Less - Current portion of long-term debt         55,332             64,640
                                                -------          ---------
Total                                        $  771,267       $  1,249,972
                                                =======          =========

Maturities of long-term debt at December 31, 1999 are as follows:

2001                                                  $   289,890
2002                                                      376,182
2003                                                      154,067
2004                                                       23,299
2005 and thereafter                                       406,534
                                                      ------------
                                                       $1,249,972

    Corporate

    In March 1996, the Company issued $150,000 aggregate principal amount of 8-1/8% Senior Notes Due 2003. In addition, in July 1997, the Company issued $300,000 aggregate principal amount of 7-1/4% Senior Notes Due 2009 (see Note 12).

    On December 22, 1998, the Company entered into an agreement with Coca-Cola Financial Corporation (U.S.), as arranger and administrative agent, to obtain a three-year loan in the amount of $200,000 with quarterly interest payments. The proceeds were used to repay short-term bank loans of the Company and the Venezuelan subsidiaries.

    On March 18, 1999, the Company entered into an agreement with ING Baring U.S. Capital, LLC, as arranger and administrative agent, for a three-year loan in the amount of $300,000 with quarterly interest payments at an average interest rate of LIBOR + 3.5%. The proceeds were used to repay short-term bank loans of the Company and guarantee bank loans of the Venezuelan subsidiaries with investments made by the Company. The loan agreement establishes certain restrictions including a minimum consolidated equity of $1,750,000 and other covenants and ratios. During November 1999, $80,000 of this loan was repaid prior to scheduled repayment date.

    Mexico

    On November 12, 1999 the Mexican subsidiaries issued unsecured promissory notes for 1,001,705,080 Mexican pesos equivalent to 380,000,000 UDI's (unit of real constant value, in Mexican pesos, whose value is calculated by Bank of Mexico), payable semiannually with a seven year maturity and bearing interest ranging from 8.65% to 9.75% (including withholding). As of December 31, 1999 the amount of this debt is $106,534.

    The other Mexican loans of $884 are denominated in U.S. dollars and are payable in semiannual installments through 2001, guaranteed by the equipment acquired with the proceeds. The loan agreements establish certain restrictions including minimum capital stock, acquisition limitations and dividend restrictions.

    Brazil

    The Brazilian loans consist of $55,339 denominated in U.S. dollars at a fixed average rate of 9.8%; and $20,730 denominated in local currency with the majority bearing variable interest rates ranging from the Brazilian long-term interest rate plus 5.08% to 6.6%, and the remaining loans have fixed interest rates at an average of 9.8%. These loans are guaranteed by mortgages on land, buildings and by the machinery, equipment and vehicles acquired.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)

(7)  Bank loans and long-term debt (Continued)


    Colombia

    The Colombian loans are basically denominated in U.S. dollars with average annual interest rates ranging from LIBOR + 1% to 4.25%. The loan agreements establish certain restrictions including an equity minimum of U.S. $230,000. One of the loans is guaranteed by Colombian Yankee Bonds presented as long-term investments in the accompanying 1999 balance sheet, amounting to $34,500.

    Venezuela

    The Venezuelan loans consist of bank loans, which are denominated in U.S. dollars at a rate of LIBOR + 2.00% to 4.00%, with interest payable in quarterly installments. Loans in the amount of $150,000 are guaranteed by deposits amounting to $150,000 of the parent company presented as long-term investments in the accompanying 1999 balance sheet.

    Central America

    The Costa Rican, and Guatemalan loans are denominated in local currency and the Nicaraguan loans are denominated in U.S. dollars. Nicaraguan loans are guaranteed by the equipment acquired with the proceeds.

    As of December 31, 1999 the Company and the subsidiaries have complied with all the terms and conditions established in the loan agreements.

(8)  Pensions

     The status of the pension plans are presented in accordance with Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits":




                                                                         December 31,

                                                              1998                         1999
                                                   ----------------------------------------------------
                                                     Unfunded       Funded       Unfunded        Funded

Change in benefit obligation
Benefit obligation at beginning of year              $  10,159      $  18,533    $  12,337       $ 23,281
Service cost                                               231          1,861          589          1,811
Interest cost, net                                       2,335          1,767        3,124          2,340
Participants' contributions                                  -            198            -            192
Amendments                                                   -            448            -              -
Actuarial loss (gain)                                    2,666          2,641       (1,944)         3,519
Benefit payments                                        (1,184)          (375)      (2,687)        (3,697)
Translation gain                                        (1,870)        (1,792)       3,494         (3,988)
                                                     ----------     ----------   -----------     ---------
Benefit obligation at end of year                       12,337         23,281       14,913         23,458
                                                     ----------     ----------   -----------     ---------


                                            PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    (Stated in thousands of U.S. dollars, except for share data)


(8) Pensions (Continued)
                                                                           December 31,
                                                   ----------------------------------------------------
                                                                  1988                    1999
                                                   ----------------------------------------------------
                                                     Unfunded      Funded       Unfunded        Funded
Change in plan assets
Fair value of plan assets at beginning of year             -       16,463             -         14,961
Actual return on plan assets                               -       (2,283)            -          5,020
Employer contributions                                     -        2,434             -            602
Participants' contributions                                -          198             -            192
Benefit payments                                           -         (375)            -         (3,697)
Translation gain                                           -       (1,476)            -         (4,137)
                                                     --------    --------      ---------       --------
Fair value of plan assets at end of year                   -       14,961             -         12,941
                                                     --------    --------      ---------       --------
Funded status
Benefit obligation in excess of fair value
  of plan assets                                       12,337       8,320         14,913        10,517
Unrecognized net actuarial loss                            -       (6,821)           352        (2,821)
Unrecognized prior service cost                          (498)       (969)          (174)       (5,172)
Unrecognized net transition Obligation                     -          419         (6,466)          168
                                                    ----------  ----------     ----------     ---------
 Net amounts recognized                             $  11,839   $     949      $   8,625      $  2,692
                                                    =========   ==========     ==========     =========

The net periodic pension cost consists of the following:

                                                                Year Ended December 31,
                                                  --------------------------------------------
                                                         1997          1998          1999
                                                  --------------------------------------------
          Service cost                            $  1,987       $    2,092      $   2,400
          Interest cost, net                         4,030            4,102          5,464
          Expected return on plan assets            (1,731)          (1,009)        (1,333)
          Amortization of prior service cost         1,077              316            272
          Recognized net actuarial loss                 83              111              -
          Transition obligation                       (102)             (83)             -
                                                  ---------      -----------     ---------
           Net periodic pension costs             $  5,344       $    5,529      $   6,803
                                                  =========      ===========     ===========

     The economic assumptions in 1997, 1998 and 1999, net of inflation, which reflect the local economic conditions and particular circumstances of each of the subsidiaries, are as follows:


                                                                     1997

                                             ----------------------------------------------------
                                                 Mexico            Brazil            Colombia
                                             ----------------------------------------------------
Discount rate                                      4.5%               6%                 5%
Expected return on plan assets                       6%               6%                  *
Rate of compensation increase                        1%               2%                 1%

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)



(8) Pensions (Continued)


                                                                     1998
                                             --------------------------------------------------------
                                                Mexico        Brazil       Colombia      Guatemala
                                             --------------------------------------------------------
Discount rate                                     4.5%           6%            8%             5%
Expected return on plan assets                      6%           6%            *              *
Rate of compensation increase                       1%           2%            4%             2%


                                                                     1999
                                             --------------------------------------------------------
                                                Mexico        Brazil       Colombia      Guatemala
                                             --------------------------------------------------------

Discount rate                                     4.5%           6%            7%             8%
Expected return on plan assets                      6%           6%            *              *
Rate of compensation increase                       1%           2%            1%             3%

*Not applicable, as the benefits are not funded.

(9)  Retained earnings

     Certain of the Company's subsidiaries are required by law to appropriate a portion of their annual net income to legal reserves until such reserves equal prescribed percentages of outstanding capital stock. These legal reserves, which aggregated $32,045 and $33,140 at December 31, 1998 and 1999, respectively, are generally not available for distribution to shareholders until the liquidation of the individual companies, except in the form of stock dividends in the Mexican subsidiaries.

     The Brazilian companies' statutes require minimum dividend distributions representing 25% of net income (after deducting reserves provided by law or by the shareholders) for the year. This dividend requirement may be waived by the unanimous vote of shareholders at a meeting where a quorum (consisting of the holders of a majority of the shares) is present.

     At present, Colombia and Costa Rica impose withholding taxes of 7% and 15%, respectively, on dividends paid by domestic subsidiaries to the Company. In addition, Brazil imposes a withholding tax of 15% on dividends paid by domestic subsidiaries to the Company that are derived from earnings generated prior to January 1, 1996.

     Dividends from earnings generated until 1998 are not subject to income taxes in Mexico, as long as they are paid from "net taxed income" (UFIN). Dividends not paid from UFIN are subject to a 35% income tax. During 1999 and 2000, dividends paid to individuals or foreign residents are subject to income tax withholding of an effective tax rate of approximately 7.5% and 7.7%, respectively. In addition, if earnings generated after 1998 for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate.

     Dividends are not subject to withholding taxes in Venezuela, Nicaragua and Guatemala.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)



(10) Contingencies

     Service Fees

     The Company is appealing a decision by the Brazilian tax authorities imposing income taxes, interest and fines in an amount equivalent to $5,020 and $3,741 as of December 31, 1998 and 1999, respectively, relating primarily to the deductibility of certain intercompany service payments.

     Tax Credits

     The Brazilian subsidiaries are also being assessed by the tax authorities for tax credits taken during 1995 and 1996, relating to overpayments of the value-added tax in previous years. Such overpayments related to value-added tax applied to samples, products given for free to customers and to credit sales. These assessments amount to approximately $32,768 and $25,370 as of December 31, 1998 and 1999, respectively, and the Company has appealed the assessments at the administrative level. The Company and its legal counsel believe that in view of the legal basis adopted for the use of such credits, no significant liability should result from this issue and therefore no provision for this matter has been recorded in the accompanying financial statements.

     Administrative Proceedings

     Certain of the Brazilian subsidiaries were subject of administrative proceedings in the Federal Revenue Office brought by the Brazilian tax authorities. Issues raised by the tax authorities include whether freight costs should be included in the Brazilian Tax on Manufactured Products (the IPI) and the calculation of IPI rates on various beverages. During 1997, the Taxpayers' Counsel decided unanimously in favor of the Brazilian subsidiaries on this issue relating to the period January 1984 to December 1988. This judgment is no longer subject to any appeal and the Brazilian subsidiaries together with legal counsel believe that this decision will be extended to the six-month period ended June 30, 1989, which contingency amounted to approximately $3,522 and $2,633 as of December 31, 1998 and 1999, respectively.

     Because the Company believes it will ultimately not incur any liability, there is no reserve in the Company's financial statements with respect to these service fees, tax credits or administrative proceedings. However, each such proceeding is ongoing, and there can be no assurance as to its final outcome or, if such outcome is unfavorable, as to the amount of any liability, which could be material. Due to the preliminary nature of these proceedings, the Company does not have adequate information regarding these matters to reasonably estimate the amount of the potential loss, if any, it may ultimately incur.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)



(10) Contingencies (Continued)

     Amazon Region

     In 1998, the Brazilian subsidiaries reversed an excise tax reserve recorded in prior years for credits taken on purchases of concentrate from the Amazon region, in the northern part of Brazil. Those credits had been accrued for the period between February 1991 and February 1994. Although the Brazilian subsidiaries do not pay excise taxes on concentrate purchases from the Amazon region because it is a tax free zone, the bottlers have claimed that they are nevertheless entitled to a corresponding credit against excise taxes payable upon sale of the final products. The government disputed the claim and said a credit should exist only if the materials used in the production of the concentrate were entirely from the tax-free region. On August 15, 1991, the Brazilian Coca-Cola bottlers association, of which the Brazilian subsidiaries are members, obtained a preliminary injunction against the Brazilian tax authorities permitting the bottlers to take credits against such excise taxes. Based on the injunction, the Brazilian subsidiaries had not been required to make payment of taxes in an amount equal to such credits, but had accrued a reserve for financial reporting purposes in the full amount of such credits. The injunction was lifted in May 1995 and the Brazilian Coca-Cola bottlers association appealed the decision, which was later judged in its favor.

     In 1998, the Brazilian subsidiaries reversed such reserve based on the development during 1998 of similar claims of other bottlers, which were resolved in their favor by the highest Brazilian courts of appeals. During 1999, the Brazilian Coca-Cola bottlers association, including our Brazilian subsidiaries, obtained final favorable decisions on their claims which no longer can be appealed by the Government.

     The reserve for the excise tax contingency amounted to $64,103 as of December 31, 1997 and the corresponding income tax credit on it, recorded as deferred income tax assets in the Brazilian subsidiaries balance sheet as of that date, amounted to $21,154. The reserve and the deferred income tax credit balances were not monetarily adjusted either for inflation or for the appreciation of the U.S. dollar in comparison to the Brazilian currency during 1998. Therefore, the reversal of the excise tax reserve amounted to $60,486 and was credited to other nonrecurring income, in the consolidated statement of operations of 1998. Income tax credits recorded on this reserve, amounting to $19,960, were also reversed and charged directly to the income tax provision in 1998.

     Other Contingencies

     The Brazilian subsidiaries are currently claiming payments of value-added tax of previous years. The Company's outside legal advisors assessment of this matter indicates that the outcome of these lawsuits is expected to be favorable to the Company. The Company took credits of this tax in 1999 in the amount of $11,739. Because a decision on these claims is still pending, the

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)



(10) Contingencies (Continued)

     Company recorded a reserve for such matter in their financial statements as of December 31, 1999.

     In addition, the Company's subsidiaries are parties to other lawsuits and administrative proceedings arising in the ordinary course of business involving environmental, tax, civil and labor matters, for which a provision of $17,547 and $23,339 have been recorded as other accrued liabilities in the accompanying financial statements as of December 31, 1998 and 1999, respectively.

(11) Equity incentive plan

     The Board of Directors resolved to establish a Stock Option Plan for Employees (with a maximum of 9,000,000 shares of Class A Common Stock). Under this plan, the options vest over a five-year period for the options granted until 1996 and over a three-year period for options granted beginning in 1997.

     On November 17, 1993, when the previous day's closing price of the Class A Common Stock on the New York Stock Exchange was $17-6/11 per share, the Company granted the initial 800,000 options under the plan at an exercise price of $13.75 per share, the closing price of the Class A Common Stock on the first day of trading on the New York Stock Exchange; therefore, the Company recognized a compensation expense associated with such options each month from 1993 to 1998. However, since the following grants were at an exercise price equal to the market price at the date of grant, there is no compensation expense related to such options.

     Under this plan, the Company has granted 6,404,700 options as of December 31, 1999, 417,700 options had been exercised and 581,400 options had been cancelled.

     The Company also has a Stock Option Plan for Nonemployee Directors, which was implemented to attract and retain the services of experienced and knowledgeable nonemployee directors and nonemployee members of the advisory board of the Company. The Stock Option Plan for Nonemployee

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)




(11) Equity incentive plan (Continued)

     Directors provides each nonemployee director and each nonemployee advisory board member with an option to purchase a specified number of shares of Class A Common Stock. A total of 100,000 shares of Class A Common Stock is available for grants. The Stock Option Plan for Nonemployee Directors is administered by the Board of Directors or a subcommittee thereof. The Board of Directors has the discretion to amend, terminate or suspend the Stock Option Plan for Nonemployee Directors at any time. The options vest over a four-year period for the options granted until 1996 and over a three-year period for the options granted beginning in 1997. As of December 31, 1999 the Company has granted 76,500 and all options were granted at an exercise price equal to the market price at the date of grant, and no options had been exercised or cancelled.

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS-123"). This Statement was effective beginning in 1996. Although the statement encourages entities to adopt the fair value based method of accounting for employee stock options, the Company continues to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS-123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

                                                 December 31,
                                   --------------------------------------------
                                      1997           1998              1999
                                   ---------      ----------        ---------
Net income (loss):

   As reported                   $   173,835     $   120,322     $   (59,904)
                                 ===========     ===========     ============
   Pro forma                     $   170,017     $   116,305     $   (69,017)
                                 ===========     ===========     ============

Net income (loss) per share:
   As reported:

        Basic                   $       1.44     $      0.93     $     (0.46)
                                ============     ===========     ============
        Diluted                 $       1.43     $      0.92     $     (0.46)
                                ============     ===========     ============

   Pro forma:

        Basic                   $       1.41     $      0.90     $     (0.53)
                                ============     ===========     ============
        Diluted                 $       1.39     $      0.89     $     (0.53)
                                ============     ===========     ============

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)


(11) Equity incentive plan (Continued)

     The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants of both plans:

                                                   December 31,
                                       ----------------------------------------
                                            1997          1998          1999
                                       ----------------------------------------

Risk-free interest rate                     5.83%         4.55%         5.82%
Dividend yield                              0.59%         1.59%         1.11%
Expected volatility                        35.90%        52.60%        59.20%
Expected option term lives                 3 years       3 years      3 years


(12) Capital and other transactions

     At the time of the signing of the agreement mentioned in Note 1, and in connection with the acquisition of a Costa Rican franchise, Export acquired additional shares of Class A and B Common Stock and 2 shares of a new Series C Preferred Stock of the Company. The holder of the Series C Shares (the "Holder") is not entitled to receive any dividends with respect to the Series C Stock and is only entitled to a preference on the liquidation, dissolution or winding up of the Company of $1.00. Pursuant to the Certificate of Designation for the Series C Shares, the Company has agreed with the Holder not to take certain actions without the approval of the Holder, including, but not limited to: (i) certain consolidations, mergers and sales of substantially all of the Company's assets; (ii) any acquisition or sale of a business (or an equity interest therein) if the purchase price or sales price thereof, as the case may be, exceeds a material amount (as defined therein); (iii) entry into any new significant line of business or termination of any existing significant line of business; (iv) certain capital expenditures and acquisitions and dispositions of fixed assets; (v) certain transactions with affiliates (as defined); (vi) certain changes in the Company's policy with respect to dividends or distributions to shareholders and
     (vii) certain changes to the Company's Articles or By-laws. These rights are subject to certain exceptions and qualifications and may be suspended or terminated in certain circumstances.

     Pursuant to an agreement dated as of May 9, 1997 (the "Exchange Agreement"), the Company acquired all the capital stock of Embotelladora Coca-Cola y Hit de Venezuela, S.A. ("Coca-Cola y Hit"), which, through its subsidiaries, produces, sells and distributes Coca-Cola products throughout Venezuela. The purchase price for the acquisition was approximately 30.6 million shares of the Company's common stock (having a market value at such time of $902,700) and approximately $100,300 in cash. In addition, the Company assumed approximately $107,700 of debt owed by Coca-Cola y Hit, which was repaid with a portion of the proceeds of the 1997 Debt Offering (as described below). In addition, pursuant to a shareholder agreement which the Company entered into at the time of the Venezuela acquisition, the Cisneros Group received certain registration and other rights, including the right to require a subsidiary of Coca-Cola to purchase by November 5, 1997 up to $20.0 million in shares of Class A Common Stock at the then current market price and, to the extent not so purchased, to require the Company to purchase up to 2,370,266 shares of Class A Common Stock (less the amount purchased by the subsidiary of Coca-Cola) and 179,734 shares of Class B Common Stock (in amounts proportionate to its holdings of each class of stock) at the then

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)


(12) Capital and other transactions (Continued)

     current market price for shares of Class A Common Stock (whether such shares are shares of Class A Common Stock or shares of Class B Common Stock). On August 1, 1997, the Cisneros Group exercised its rights and sold 621,600 shares of Class A Common Stock to a subsidiary of Coca-Cola, and on October 27, 1997, the Cisneros Group exercised its right to require the Company to purchase 1,748,666 shares of Class A Common Stock and 179,734 shares of Class B Common Stock at a price of $36.90 per share.

     Total audited tangible assets and liabilities of Coca-Cola y Hit included in the Company's statements at the date of acquisition which includes the consideration of the final amount of goodwill determined of $816.1 million was as follows:

     Inventories                                            $  34,981
     Property, plant and equipment, net                       314,103
     Bottles and cases, net                                    97,972
     Other assets                                              72,211
     Total liabilities                                       (324,982)
                                                             --------
                                                            $ 194,285
                                                             ========

     On July 8, 1997 the Company issued $300,000 aggregate principal amount of 7-1/4% Senior Notes Due 2009 (the "1997 Debt Offering"). The proceeds to the Company, net of underwriting discount commissions and expenses, were approximately $298,000. Substantially all of the proceeds of the 1997 Debt Offering were applied to repay indebtedness assumed in connection with the Venezuela acquisition and to purchase minority interest in the Mexican subsidiaries, and the remainder was used for general corporate purposes.

     Pursuant to an agreement dated as of August 14, 1997, the Company acquired all the capital stock of three Panamanian companies which own all the capital stock of Embotelladora Milca, S.A. ("Panamco Nicaragua"), which produces, sells and distributes Coca-Cola products throughout Nicaragua. The purchase price for the acquisition was 407,236 shares of the Company's common stock (valued at $13,333) and approximately $19,140 in cash. In addition, the Company assumed approximately $9,863 of debt owed by the Nicaraguan Company and recorded $22,143 of goodwill.

     In 1997 the Company repurchased 605,112 shares at the average market value of $32.20 per share. In December 1997, the Company increased its ownership in the Mexican holding subsidiary to 98% from 74% and in the Mexicans' principal subsidiaries to 96% from 93%, paying a total of $277,000 and recognizing $228,000 of goodwill for these acquisitions. As a result, the Company now has a 95% effective interest in its Mexican operations. During January 1998 the Company paid all the existent liabilities due to the acquisition to the minority interest.

     Pursuant to an agreement dated as of March 25, 1998, the Company acquired all the capital stock of Embotelladora Central, S.A. ("Panamco Guatemala"), which produces, sells and distributes Coca-Cola products in Guatemala City and surrounding areas. The purchase price for the acquisition

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)


(12) Capital and other transactions (Continued)

     was approximately $38,801 in cash. In addition, the Company assumed approximately $23,499 of debt owned by Panamco Guatemala, and recorded $45,364 of goodwill.

     In 1998, the Brazilian subsidiaries acquired certain shares held by minority investors in Brazil for an aggregate of $28,068, which increased the Company's ownership of the capital stock of such entities from 96% to 98%.

     In September 1998, the Company expanded its Brazilian presence by acquiring Brazilian bottler R.O.S.A. for $47,999 in cash (including shares of Cervejarias Kaiser, S.A.). As part of this transaction, Panamco also acquired R.O.S.A.'s plastic bottle business, Supripack Industria de Embalagens, S.A. (Supripack), for $9,900 in cash, bringing the total acquisition price to $57,900, for which the company entered into a $70,000 financing agreement. The Company began consolidating R.O.S.A.'s results as of September 1, 1998, and recorded $37,400 of goodwill in connection with this acquisition.

     On December 9, 1999, the Board of Directors authorized a repurchase shares program of its Class A Common Stock in an amount not to exceed $100,000 in the aggregate. The shares could be purchased in the open market or in privately negotiated transactions, depending on market conditions and other factors. The Company repurchased 368,584 shares amounting to $7,568 during 1999.

     If the Venezuela acquisition and the 1997 Debt Offering were all given pro forma effect as if they had occurred on January 1, 1997, the unaudited pro forma consolidated net sales, net income and earnings per share for the year ended December 31, 1997 would have been as follows:

                                                    1997
                                                  ---------
                                                  Unaudited
                                                  ---------

               Net sales                       $  2,633,708
                                                ===========

               Net income                      $    142,526
                                               ============

               Basic earnings per share        $       1.08
                                               ============

               Diluted earnings per share      $       1.07
                                               ============

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)


(12) Capital and other transactions (Continued)

    As of December 31, 1999 the capital stock of the Company is as follows:



                                    Common Stock              Series C
                             --------------------------       Preferred
                               Class A         Class B         Stock
                             -----------     ----------      ----------
    Authorized               500,000,000     50,000,000      50,000,000
                             ===========     ==========      ==========

    Issued                   136,662,871     11,348,991               2

    Less - Treasury           16,281,271      2,377,436               -
                             -----------     ----------      ----------

    Outstanding              120,381,600      8,971,555               2
                             ===========     ==========      ==========
    Par value per share      $      0.01     $     0.01      $     0.01
                             ===========     ==========      ==========


     In general, with the exception of voting rights and certain conversion rights, the Class A Common Stock and the Class B Common Stock have the same rights and privileges. Each share of Class B Common Stock entitles the holder to one vote on all matters as to which the shareholders are entitled to vote. The Class A Common Stock is non-voting and does not entitle the holder thereof to vote, on any matter.

     In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS-130"). This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, foreign currency translation adjustments and pension liability adjustments, and is presented in the Consolidated Statement of Shareholders' Equity. The adoption of SFAS-130 had no impact on total shareholders' equity. Prior year financial statements have been reclassified to conform to the SFAS-130 requirements.

(13) Other income (expense), net

     Other income (expense), net for the three years ended December 31, 1997, 1998 and 1999 is as follows:

                                       1997            1998            1999
                                    ---------       ----------      ----------

     Provision for contingencies    $  (2,387)      $  (6,885)     $   (5,270)
     Exchange (losses) gain, net          301          (3,967)        (32,701)
     Gain (loss) on sale of fixed
          assets and investments        4,020           3,932           2,760
     Equity in earnings of uncon-
          solidated companies, net      6,569          (3,550)         (4,371)
     Capital expenditure incentives    26,780          40,791           5,115
     Operating income from
          non-bottling subsidiaries     1,222             643           3,950
     Other, net                         7,528          (8,828)         (8,779)
                                     --------        ----------      ---------

                                     $ 44,033        $  22,136       $(39,296)
                                     ========        =========       =========

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)

(14) Segments and related information

     Relevant information concerning the geographic areas in which the Company operates in accordance with Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" is as follows:
                                                                  1997
                                                                  ----

                                                                                Central
                              Brazil     Colombia      Mexico     Venezuela     America        Corporate       Total
                            ---------   ----------   ---------    ----------   ----------    ------------   -----------
                            $ 969,094   $ 537,987    $ 546,772    $ 349,519    $ 1 06,838    $      -       $ 2,510,210
     Net sales              ==========  ==========   ==========   ==========   ==========    ============   ===========

     Operating income       $  67,565   $  71,997    $  83,171    $  35,710    $   16,458    $   (28,980)   $   245,921
     (loss)                 ==========  ==========   ==========   ==========   ==========    ============   ===========

     Interest income        $ (19,303)  $  (2,408)   $  (6,846)   $  (4,448)   $       96    $    (5,974)   $   (38,883)
     (expense) net          ==========  ==========   ==========   ==========   ==========    ============   ============

     Depreciation and       $  47,828   $  49,305    $  22,254    $  34,606    $    8,186    $    17,313    $   179,492
     amortization           ==========  ==========   ==========    =========   ==========    ============   ===========
                            $  52,134   $  62,922    $  52,972    $  27,832    $   12,809    $      -       $   208,669
     Capital expenditures   ==========  ==========   ==========   ==========   ==========    ============   ===========

                            $ 444,541   $ 398,148    $ 344,289    $ 437,530    $   89,782    $ 1,150,633    $ 2,864,923
     Long-lived assets      ==========  ==========   ==========   ==========   ==========    ============   ===========

                            $ 673,541   $ 481,776    $ 412,169    $ 527,104    $  120,089    $ 1,372,390    $ 3,587,069
     Total assets           ==========  ==========   ==========   ==========   ==========    ============   ===========

                                                                  1998
                                                                  ----
                                                                                Central
                              Brazil     Colombia     Mexico      Venezuela     America        Corporate        Total
                            ---------   ----------   ---------    ----------   ----------    ------------    -----------

                            $ 897,951   $ 495,812    $ 638,481    $ 550,677    $  190,355    $      -        $ 2,773,276
     Net sales              ==========  ==========   ==========   ==========   ===========   ============    ===========

     Operating income       $  10,440   $  62,528    $  95,287    $  23,322    $   22,933    $   (34,796)    $   179,714
     (loss)                 ==========  ==========   ==========   ==========   ===========   ============    ===========

     Interest expense,      $ (21,717)  $  (5,328)   $  (9,984)   $  (9,801)   $   (4,292)   $   (34,213)    $  (85,335)
     net                    ==========  ==========   ==========   ==========   ===========   ============    ============

     Depreciation and       $  83,612   $  58,510    $  37,132    $  65,099    $   15,039    $    29,459     $   288,851
     amortization           ==========  ==========   ==========   ==========   ===========   ============    ============

                            $  62,051   $  69,216    $  64,047    $  68,361    $   38,540    $      -        $   302,215
     Capital expenditures   ==========  ==========   ==========   ==========   ===========   ============    ============

     Long-lived assets      $ 471,970   $ 437,683    $ 387,394    $ 487,878    $  137,333    $ 1,166,239     $ 3,088,497
                            ==========  ==========   ==========   ==========   ===========   ============    ============
     Total assets           $ 709,176   $ 576,191    $ 459,778    $ 589,543    $  173,320    $ 1,139,682     $ 3,647,690
                            ==========  ==========   ==========   ==========   ===========   ============    ============

                                                                  1999
                                                                  ----

                             Brazil     Colombia      Mexico      Venezuela     America        Corporate       Total
                            ---------   ----------   ---------    ----------   ----------    ------------   -----------
     Net Sales              $ 500,683   $ 397,014    $ 794,812    $ 512,292    $  211,016    $      -        $ 2,415,817
                            ==========  ==========   ==========   ==========   ===========   ============    ============
     Operating income       $   2,507   $  13,090    $ 133,188    $ (20,256)   $   27,032    $   (41,110)    $   114,451
     (loss)                 ==========  ==========   ==========   ==========   ===========   ============    ============

     Interest expense,      $ (14,743)  $  (6,753)   $ (11,849)   $ (18,028)   $   (1,843)   $   (46,894)    $  (100,110)
     net                    ==========  ==========   ==========   ==========   ===========   ============    ============

     Depreciation and       $  32,763   $  59,178    $  40,356    $  71,156    $   17,990    $    29,380     $   250,823
     amortization           ==========  ==========   ==========   ==========   ===========   ============    ============

     Capital expenditures   $  22,686   $  28,275    $  57,919    $  33,184    $   21,139    $       -       $   163,203
                            ==========  ==========   ==========   ==========   ===========   ============    ============

     Long-lived assets      $ 309,441   $ 445,428    $ 448,196    $ 466,846    $  133,080    $ 1,293,878     $ 3,096,869
                            ==========  ==========   ==========   ==========   ===========   ============    ============
     Total assets           $ 486,198   $ 498,005    $ 549,420    $ 556,696    $  171,174    $ 1,351,629     $ 3,613,122
                            ==========  ==========   ==========   ==========   ===========   ============    ============

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Stated in thousands of U.S. dollars, except for share data)



(15) Valuation and qualifying accounts

     The following is an analysis of the valuation and qualifying accounts for the three years ended December 31, 1997, 1998 and 1999:

                                                                        Additions
                                                       -----------------------------------------
                                        Balance at     Charged to     Charged to                    Balance at
                                         Beginning      Cost and         Other       Deductions-      End of
              Description                 of Year       Expenses       Accounts     Applications       Year
              -----------               ----------     ----------     ----------    ------------    ----------
    1997-

     Allowance for doubtful accounts    $   6,075         7,665          1,295           4,442      $  10,593
     Allowance for obsolete and slow-
        moving inventory                $     976           311          2,091           2,802      $     576

     1998-

     Allowance for doubtful accounts    $  10,593         7,544          1,730            9,440     $  10,427
     Allowance for obsolete and slow-
        moving inventory                $     576           472          1,835            1,397     $   1,486

     1999-

     Allowance for doubtful accounts    $  10,427         3,049            204            2,146     $  11,534
     Allowance for obsolete and slow-
     moving inventory                   $   1,486         2,664              -               86     $   4,064


                                  SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PANAMERICAN BEVERAGES, INC.,
                                   (Registrant)



                                   By

                                   /s/ Paulo J. Sacchi
                                   -----------------------------------------
                                   Name:   Paulo J. Sacchi
                                   Title:  Senior Vice President, Chief
                                           Financial Officer and Treasurer

Date:  May 15, 2000
       ------------

                                 EXHIBIT INDEX

Exhibit                                                               Page
Number                Description
------                -----------

10.1                  Amendment No. 2 to the
                      $300 Million Credit Agreement

23.1                  Consent of Independent Public Accountants